SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

January 27, 2020

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

BANCO MACRO S.A.

Condensed interim financial statements as of September 30, 2019 together with the reports on review of interim financial statements.

CONTENT

•	Cover Sheet
•	Condensed consolidated interim statement of financial position
•	Condensed consolidated interim statement of income
•	Condensed consolidated interim statement of other comprehensive income
•	Condensed consolidated interim statement of changes in shareholders’ equity
•	Condensed consolidated interim statement of cash flows
•	Notes to the condensed consolidated interim financial statements
•	Consolidated exhibits
•	Condensed separate interim statement of financial position
•	Condensed separate interim statement of income
•	Condensed separate interim statement of other comprehensive income
•	Condensed separate interim statement of changes in shareholders’ equity
•	Condensed separate interim statement of cash flows
•	Notes to the condensed separate interim financial statements
•	Separate exhibits
•	Review report on condensed consolidated interim financial statements
•	Review report on condensed separate interim financial statements

CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

CORPORATE NAME: Banco Macro SA

REGISTERED OFFICE: Avenida Eduardo Madero 1182 – Autonomous City of Buenos Aires

CORPORATE PURPOSE AND MAIN ACTIVITY: Commercial bank

CENTRAL BANK OF ARGENTINA: Authorized as “Argentine private bank” under No. 285.

REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE: Under No. 1154 - By-laws Book No. 2, Folio 75 dated March 8, 1967

BY-LAWS EXPIRY DATE: March 8, 2066

REGISTRATION WITH THE IGJ (SUPERINTENDENCY OF CORPORATIONS): Under No. 9777 – Corporations Book No. 119 Volume A of Sociedades Anónimas, dated October 8, 1996.

PERSONAL TAX IDENTIFICATION NUMBER: 30-50001008-4

REGISTRATION DATES OF AMENDMENTS TO BY-LAWS:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009, November 14, 2012, August 2, 2014, July 15, 2019.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31,2018
(Translation of the Financial statements originally issued in Spanish – See Note 39)
(Figures expressed in thousands of Pesos)

Items	Notes	Exhibits	09/30/2019	12/31/2018
ASSETS
Cash and Deposits in Banks			96,608,739	74,766,039
Cash			15,477,789	10,696,465
Central Bank of Argentina			54,967,279	50,212,127
Other Local and Foreign Entities			26,160,071	13,401,648
Other			3,600	455,799
Debt Securities at fair value through profit or loss	36		1,495,749	2,635,247
Derivative Financial Instruments			56,436	17,293
Other financial assets	7	R	4,080,406	2,999,584
Loans and other financing		B, C, D and R	194,353,687	178,874,755
Non financial Public Sector			470,664	1,775,507
Other Financial Entities			2,423,272	5,573,806
Non financial Private Sector and Foreign Residents			191,459,751	171,525,442
Other Debt Securities	36		76,570,080	64,584,759
Financial Assets delivered as guarantee	26		10,710,460	6,756,220
Equity Instruments at fair value through profit or loss	10 and 36		1,512,249	51,518
Investment in associates and joint arrangements	6		135,381	108,823
Property, plant and equipment		F	10,691,005	9,002,694
Intangible Assets		G	2,049,143	1,401,017
Deferred Income Tax Assets	15.b)		2,776,292	46,559
Other Non financial Assets	7		1,176,128	834,069
Non current assets held for sale	10		440,751	804,017
TOTAL ASSETS			402,656,506	342,882,594

Delfín Jorge Ezequiel Carballo

Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31,2018
(Translation of the Financial statements originally issued in Spanish – See Note 39)
(Figures expressed in thousands of Pesos)

Items	Notes	Exhibits	09/30/2019	12/31/2018
LIABILITIES
Deposits		H and I	259,202,432	237,954,419
Non financial Public Sector			20,437,668	19,354,087
Financial Sector			293,027	148,275
Non financial Private Sector and Foreign Residents			238,471,737	218,452,057
Derivative Financial Instruments		I	147,309	1,369
Repo Transactions		I	2,167,021	164,469
Other Financial Liabilities	12	I	16,711,171	15,318,513
Financing received from the Central Bank of Argentina and other financial entities		I	3,344,842	2,998,010
Issued Corporate Bonds	31	I	6,008,238	6,377,311
Current Income Tax Liabilities	15. a)		4,508,114	2,946,479
Subordinated Corporate Bonds	31	I	23,726,491	15,288,390
Provisions	11	J	1,328,977	1,045,894
Deferred Income Tax Liabilities			628	274,671
Other Non financial Liabilities	12		9,135,738	5,875,117
TOTAL LIABILITIES			326,280,961	288,244,642
SHAREHOLDERS’ EQUITY
Capital Stock	23		639,398	669,663
Non capital contributions			12,428,461	12,428,461
Adjustments to Shareholders’ Equity			4,511	4,511
Earnings Reserved			34,837,136	21,995,937
Unappropriated Retained Earnings			(210,927)	3,264,742
Other Comprehensive Income			1,140,100	543,086
Net Income for the period/ fiscal year			27,534,122	15,729,243
Net Shareholders’ Equity attributable to controlling interest			76,372,801	54,635,643
Net Shareholders’ Equity attributable to non-controlling interests			2,744	2,309
TOTAL SHAREHOLDERS’ EQUITY			76,375,545	54,637,952
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES			402,656,506	342,882,594

The notes 1 to 39 to the condensed consolidated interim financial statements and the exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim financial statements.

Delfín Jorge Ezequiel Carballo

Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018
(Translation of the Financial statements originally issued in Spanish – See Note 39)
(Figures expressed in thousands of Pesos)

Items	Notes	Exhibits	Quarter ended 09/30/2019	Accumulated from beginning of year up to 09/30/2019	Quarter ended 09/30/2018	Accumulated from beginning of year up to 09/30/2018
Interest income		Q	35,581,948	91,310,849	16,809,037	41,763,336
Interest expense		Q	(15,524,628)	(41,537,663)	(6,486,281)	(14,406,000)
Net Interest income			20,057,320	49,773,186	10,322,756	27,357,336
Commissions income	16	Q	4,139,835	11,361,166	3,070,356	8,447,401
Commissions expense		Q	(387,097)	(906,718)	(201,430)	(538,625)
Net Commissions income			3,752,738	10,454,448	2,868,926	7,908,776
Subtotal (Net Interest income +Net Commissions income)			23,810,058	60,227,634	13,191,682	35,266,112
Net Income from measurement of financial instruments at fair value through profit or loss		Q	659,428	2,765,932	498,899	701,792
Loss from sold assets at amortized cost			(188)	(17,607)	(3,021)	(5,891)
Differences in quoted prices of gold and foreign currency	17		1,496,328	1,778,551	(1,244,443)	(2,106,131)
Other operating income	18		1,070,655	5,167,463	1,201,794	2,398,172
Allowance for loan losses			(824,273)	(3,826,590)	(732,254)	(1,870,397)
Net Operating Income			26,212,008	66,095,383	12,912,657	34,383,657
Employee benefits	19		(4,428,444)	(12,477,524)	(2,719,783)	(7,180,616)
Administrative expenses	20		(2,902,577)	(7,299,956)	(1,775,767)	(4,727,301)
Depreciation of Property, Plant and Equipment		F and G	(365,495)	(972,740)	(186,517)	(522,021)
Other Operating Expenses	21		(6,636,536)	(13,689,434)	(2,692,996)	(7,039,744)
Operating Income			11,878,956	31,655,729	5,537,594	14,913,975
Income from associates and joint arrangements	6		16,597	655,792	12,368	232,865
Income before tax on continuing operations			11,895,553	32,311,521	5,549,962	15,146,840
Income tax on continuing operations	15.b)		1,263,085	(4,776,706)	(1,717,721)	(4,613,300)
Net Income from continuing operations			13,158,638	27,534,815	3,832,241	10,533,540
Net Income for the period			13,158,638	27,534,815	3,832,241	10,533,540
Net Income for the period attributable to controlling interest			13,158,383	27,534,122	3,828,147	10,485,979
Net Income for the period attributable to non-controlling interest			255	693	4,094	47,561

Delfín Jorge Ezequiel Carballo

Chairperson

CONSOLIDATED EARNINGS PER SHARE
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018
(Translation of Financial statements originally issued in Spanish – See Note 39)
(Figures expressed in thousands of Pesos)

Items	Quarter ended 09/30/2019	Accumulated from beginning of year up to 09/30/2019	Quarter ended 09/30/2018	Accumulated from beginning of year up to 09/30/2018
Net Profit attributable to Parent’s shareholders	13,158,383	27,534,122	3,828,147	10,485,979
PLUS: Potential diluted earnings per common share
Net Profit attributable to Parent’s shareholders adjusted as per diluted earnings	13,158,383	27,534,122	3,828,147	10,485,979
Weighted average of outstanding common shares for the period	639,397	639,403	662,173	667,139
PLUS: Weighted average of the number of additional common shares with dilution effects
Weighted average of outstanding common shares for the period adjusted as per dilution effect	639,397	639,403	662,173	667,139
Basic earnings per share	20.5794	43.0622	5.7812	15.7178

Delfín Jorge Ezequiel Carballo

Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018
(Translation of the Financial statements originally issued in Spanish – See Note 39)
(Figures expressed in thousands of Pesos)

Items	Notes	Exhibits	Quarter ended 09/30/2019	Accumulated from beginning of year up to 09/30/2019	Quarter ended 09/30/2018	Accumulated from beginning of year up to 09/30/2018
Net Income for the period			13,158,638	27,534,815	3,832,241	10,533,540
Items of Other Comprehensive Income that will be reclassified to profit or loss
Foreign currency translation differences in financial statements conversion			532,238	708,687	453,841	851,955
Foreign currency translation differences for the period			532,238	708,687	453,841	851,955
Profit or losses for financial instruments measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a))			(51,049)	(111,681)	(140,417)	(237,241)
Profit or losses for the period from financial instruments at fair value through other comprehensive income (FVOCI)		Q	47,368	(35,403)	(195,864)	(319,339)
Income tax	15.b)		(98,417)	(76,278)	55,447	82,098
Total Other Comprehensive Income that is subsequently reclassified to profit or loss			481,189	597,006	313,424	614,714
Total Other Comprehensive Income			481,189	597,006	313,424	614,714
Total Comprehensive Income for the period			13,639,827	28,131,821	4,145,665	11,148,254
Total Comprehensive Income attributable to controlling interest			13,639,575	28,131,136	4,141,573	11,100,717
Total Comprehensive Income attributable to non controlling interest			252	685	4,092	47,537

The notes 1 to 39 to the condensed consolidated interim financial statements and the exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim financial statements.

Delfín Jorge Ezequiel Carballo

Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2019
(Translation of Financial statements originally issued in Spanish – See Note 39)
(Figures expressed in thousands of Pesos)

		Capital stock		Non capital contributions		Other comprehensive income		Earnings Reserved
Changes	Notes	Outstanding shares	In portfolio	Additional paid-in capital	Adjustments to Shareholders’ Equity	Accumulative foreign currency translation difference in financial statements conversion	Other	Legal	Other	Unappropriated Retained Earnings	Total Controlling Interests	Total Non Controlling Interests	Total Equity
Amount at the beginning of the fiscal year		640,715	28,948	12,428,461	4,511	869,961	(326,875)	6,872,687	15,123,250	18,993,985	54,635,643	2,309	54,637,952
Total comprehensive income for the period
- Net income for the period										27,534,122	27,534,122	693	27,534,815
- Other comprehensive income for the period						708,687	(111,673)				597,014	(8)	597,006
Own shares in portfolio	23	(1,317)	1,317
Distribution of unappropied retained earnings as approved by Shareholders´ Meeting held on April 30, 2019
Legal Reserve								3,145,849		(3,145,849)
Normative Reserve									3,475,669	(3,475,669)
Cash Dividends									(6,393,978)		(6,393,978)		(6,393,978)
Other									12,583,394	(12,583,394)
Decrease of own shares in treasury	23		(30,265)						30,265
Other changes												(250)	(250)
Amount at the end of the period		639,398		12,428,461	4,511	1,578,648	(438,548)	10,018,536	24,818,600	27,323,195	76,372,801	2,744	76,375,545

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2018
(Translation of Financial statements originally issued in Spanish – See Note 39)
(Figures expressed in thousands of Pesos)

		Capital stock		Non capital contributions		Other comprehensive income		Earnings Reserved
Changes	Notes	Outstanding shares	In portfolio	Additional paid-in capital	Adjustments to Shareholders Equity	Accumulative foreign currency translation difference in financial statements conversion	Other	Legal	Other	Unappropriated Retained Earnings	Total Controlling Interests	Total Non Controlling Interests	Total Equity
Amount at the beginning of the fiscal year		669,663		12,428,461	4,511	137,148	67,412	4,994,932	15,368,454	12,864,442	46,535,023	200,842	46,735,865
Total comprehensive income for the period
- Net income for the period										10,485,979	10,485,979	47,561	10,533,540
- Other comprehensive income for the period						851,955	(237,217)				614,738	(24)	614,714
Distribution of unappropied retained earnings as approved by Shareholders´ Meeting held on April 27, 2018
Legal Reserve								1,877,755		(1,877,755)
Cash Dividends									(3,348,315)		(3,348,315)	(26)	(3,348,341)
Other									7,511,018	(7,511,018)
Other changes										(210,927)	(210,927)	(245,830)	(456,757)
Own shares in treasury	23	(21,463)	21,463						(3,113,925)		(3,113,925)		(3,113,925)
Amount at the end of the period		648,200	21,463	12,428,461	4,511	989,103	(169,805)	6,872,687	16,417,232	13,750,721	50,962,573	2,523	50,965,096

The notes 1 to 39 to the condensed consolidated interim financial statements and the exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim financial statements.

Delfín Jorge Ezequiel Carballo

Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018
(Translation of the Financial statements originally issued in Spanish – See Note 39)
(Figures expressed in thousands of Pesos)

Items	Notes	09/30/2019	09/30/2018
CASH FLOWS FROM OPERATING ACTIVITIES
Income for the period before Income Tax		32,311,521	15,146,840
Adjustments to obtain cash flows from operating activities:
Amortization and depreciation		972,740	522,021
Allowance for loan losses		3,826,590	1,870,397
Difference in quoted prices of foreign currency		(20,520,646)	(11,037,396)
Other adjustments		4,118,989	1,271,040
Net increase/ (decrease) from operating assets:
Debt Securities at fair value though profit and loss		1,139,498	(693,901)
Derivative financial instruments		(39,143)	(63,220)
Repo transactions		-	1,419,808
Loans and other financing
Non-financial public sector		1,304,843	(58,882)
Other financial entities		3,150,534	(1,407,581)
Non-financial private sector and foreign residents		(23,662,149)	(41,922,979)
Other debt securities		(14,176,862)	4,627,519
Financial assets delivered as guarantee		(3,954,240)	1,397,175
Equity instruments at fair value through profit or loss		(40,035)	230,795
Other assets		(496,417)	(469,847)
Net increase/ (decrease) from operating liabilities:
Deposits
Non-financial public sector		1,083,581	7,183,053
Financial sector		144,752	68,506
Non-financial private sector and foreign residents		20,019,680	61,187,870
Liabilities at fair value through profit or loss		-	(6,217)
Derivative financial instruments		145,940	188,600
Repo transactions		2,002,552	(2,688,093)
Other liabilities		4,283,406	5,067,133
Payments for Income Tax		(6,183,314)	(5,792,617)
TOTAL CASH FROM OPERATING ACTIVITIES (A)		5,431,820	36,040,024

Delfín Jorge Ezequiel Carballo

Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018
(Translation of Financial statements originally issued in Spanish – See Note 39)
(Figures expressed in thousands of Pesos)

Items	Notes	09/30/2019	09/30/2018
CASH FLOWS FROM INVESTING ACTIVITIES
Payments:
Acquisition of PPE, intangible assets and other assets		(2,760,595)	(1,296,094)
TOTAL CASH USED IN INVESTING ACTIVITIES (B)		(2,760,595)	(1,296,094)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments:
Dividends		(6,394,228)	(3,348,341)
Acquisition or redemption of equity instruments		(199,843)	(3,113,925)
Non subordinated corporate bonds		(1,769,211)	(2,166,287)
Financing from local financial entities		-	(231,102)
Corporate bonds		(606,105)	(292,893)
Changes in equity instruments of subsidiaries that do not lead to the loss of control			(456,757)
Other payments related to financing activities		(106,771)	-
Proceeds:
Non subordinated corporate bonds		-	3,206,999
Central Bank of Argentina		6,122	10,604
Financing to local financial entities		126,283	-
TOTAL CASH USED IN FINANCING ACTIVITIES (C)		(8,943,753)	(6,391,702)
EFFECT OF EXCHANGE RATE FLUCTUATIONS (D)		28,587,997	19,995,433
TOTAL CHANGES IN CASH FLOWS
NET INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D)		22,315,469	48,347,661
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FISCAL YEAR	22	130,629,755	55,685,525
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	22	152,945,224	104,033,186

The notes 1 to 39 to the condensed consolidated interim financial statements and the exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim financial statements.

Delfín Jorge Ezequiel Carballo

Chairperson

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures expressed in thousands of Pesos)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the Bank), is a stock corporation (sociedad anónima), organized in the Republic of Argentina that offers traditional banking products and services to companies, including those companies operating in regional economies, as well as to individuals, thus strengthening its goal to be a multiservice bank. In addition, through its subsidiaries, the Bank performs transactions as a trustee agent, manager and administrator of mutual funds and renders stock exchange services.

Macro Compañía Financiera SA was created in 1977, as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank’s shares have been publicly listed on Bolsas y Mercados Argentinos (BYMA) since November 1994; and as from March 24, 2006 they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015, they were authorized to be listed on the Mercado Abierto Electrónico SA (MAE).

Since 1994, Banco Macro SA’s market strategy was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

On May 21, 2019, the Bank acquired 100% of Argenpay SAU for an amount of 100 conformed by 100,000 common, registered shares, with a face value of Ps. 1 each one and entitled to one vote. The Entity’s purpose is the development of its own network or the incorporation into other networks so that it can operate with individuals or companies, in-person or remotely, by using information and communication technologies, grant, offer or accept electronic payments online or offline, digital and virtual wallets and electronic commerce in general. During the fourth quarter this subsidiary will start to develop its principal activities.

On November 8, 2019, the Board of Directors approved the issuance of these condensed consolidated interim financial statements.

2.	OPERATIONS OF THE BANK

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a five-year term since January 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On November 25, 1999, and December 28, 2006, extensions to such agreement were agreed upon, making it currently effective through December 31, 2029.

As of September 30, 2019 and December 31, 2018, the deposits held by the Misiones Provincial Government with the Bank amounted to 8,132,390 and 5,540,994 (including 590,114 and 430,545 related to court deposits), respectively.

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since March 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On February 22, 2005, and August 22, 2014, extensions to such agreements were agreed upon, making it currently effective through February 28, 2026.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures expressed in thousands of Pesos)

As of September 30, 2019 and December 31, 2018, the deposits held by the Salta Provincial Government with the Bank amounted to 4,196,679 and 2,630,532 (including 851,204 and 644,863 related to court deposits), respectively.

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On April 29, 2005 and July 8, 2014, extensions to such agreement were agreed upon, making it currently effective through September 30, 2024.

As of September 30, 2019 and December 31, 2018, the deposits held by the Jujuy Provincial Government with the Bank amounted to 1,587,938 and 1,387,236 (including 628,841 and 436,972 related to court deposits), respectively.

2.4.	Banco del Tucumán SA

Banco del Tucumán SA, a Bank’s subsidiary, acts as an exclusive financial agent and as revenue collection and obligation payment agent of the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena. The services agreements with the Provincial and Municipalities Governments are effective through years 2031, 2023 and 2020, respectively.

On July 4, 2018 the legislative body of the province of Tucumán enacted, into law a bill issued by the provincial executive, authorizing the sale of the shares held by such province in Banco de Tucumán SA to Banco Macro SA as well as the continuity as a provincial finance agent for an additional period of ten years from the expiration of the contract, and if applicable, the possibility of merging both entities.

On August 10, 2018, the province of Tucumán transferred to Banco Macro SA, 43,960 Class B common registered nonendorsable shares, with a face value of Ps. 100 each one and entitled to one vote, which is equivalent to 10% of its common stock and votes. For this transaction, the Bank paid 456,462. In addition, the Bank acquired from an individual shareholder 59 shares for an amount of 295.

This transaction was registered in the Bank’s shareholders´ equity, derecognizing, at the carrying amount, the non-controlling interest. The difference between the adjustment of the controlling and non-controlling interests and the fair value of the consideration paid was registered in retained earnings. In the condensed separate interim financial statements this transaction was registered by the acquisition method (see additionally note 2 to the condensed separate interim financial statements).

On April 30, and July 19, 2019, the Shareholders' Meeting of Banco Macro SA and the Shareholders' Meeting of Banco del Tucumán SA, respectively, decided, among other issues, to approve a preliminary merger agreement, the special consolidated financial statement of merger as of December 31, 2018, the exchange relationship of shares, the legal feasibility Report and technical, economic and financial feasibility Report of the merger between Banco Macro SA and Banco del Tucumán SA - Consolidation of technical relationships regarding liquidity and solvency.

The exchange ratio has been agreed at 0.65258 ordinary shares of Banco Macro SA for each face value $ 1 of common share of Banco del Tucumán SA. Therefore, the minority shareholders of Banco del Tucumán SA will be entitled to receive at 0.65258 common shares of Banco Macro SA, for each face value $ 1 of ordinary shares they hold in the capital of Banco del Tucumán SA. Consequently, Banco Macro will issue 15,662 Class B common, registered shares, with a face value of Ps. 1 each one and entitled to one vote, to be delivered to minority Shareholders’ of Banco del Tucumán SA.

On August 15, 2019, the Board of the BCRA through Resolution No. 179, authorized the merger of Banco del Tucuman SA by Banco Macro SA. On September 25, 2019, Argentine Securities and Exchange Commission (CNV, for its acronym in Spanish), authorized the merger which was registered at the Public Registry of Commerce on September 30, 2019.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures expressed in thousands of Pesos)

Through Communiqué “C” 84993, the Central Bank informed that according to the authorization gave in due time, on October 15, 2019 Banco Macro SA performed the merger with Banco del Tucumán SA. Additionally, since that date, the authorization of Banco del Tucumán SA to operate as a commercial bank was revoked and its buildings were incorporated to Banco Macro SA as brands.

As of September 30, 2019 and December 31, 2018, the deposits held by the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena with Banco del Tucumán SA amounted to 2,755,561 and 6,047,312 (including 2,416,852 and 1,890,398 related to court deposits), respectively.

3.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

Presentation basis

Applicable Accounting Standards

On February 12, 2014, through Communiqué “A” 5541, the Central Bank of Argentina (BCRA, for its acronym in Spanish) established the general guidelines towards conversion to the IFRS issued by the International Accounting Standards Board (IASB) for preparing financial statements of the entities under its supervision, for the annual fiscal years beginning on January 1, 2018, as well as those of interim-periods.

Additionally, through Communiqués “A” 6114, the BCRA set specific guidelines within the scope of such convergence process, among which it defined (i) the transitory exception to the application of section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.55) up to the fiscal years beginning as of January 1, 2020, considering Communiqué “A” 6778; and (ii) in order to calculate the effective interest rate of assets and liabilities so requiring it for the measurement thereof, pursuant to IFRS 9, up to December 31, 2019, the Bank may transitorily make a global estimate of the calculation of the effective interest rate on a group of financial assets or liabilities with similar characteristics which shall be applied such effective interest rate. If section 5.5 “Impairment”, mentioned in (i) above had applied, according to a global estimation performed by the Bank, as of September 30, 2019 and December 31, 2018, the shareholders’ equity would have increased by 1,536,828 and 280,978, respectively. The figures stated as of September 30, 2019 includes 1,476,799 generated by the allowance mentioned in note 10.

As of September 30, 2019 the conditions to apply inflation adjustment in the condensed consolidated interim financial statement for the nine-month period ended on that date, as established by IAS 29 “Financial Reporting in Hyperinflationary Economy” were met. However, for the reasons described in section “measuring unit” of this note, financial institutions, transitorily, cannot apply the above-mentioned standard.

These condensed consolidated interim financial statements of the Bank were prepared pursuant with Conceptual Framework as established by BCRA based on IFRS (Communiqué “A” 6114 and supplementary rules of the BCRA), with the exceptions described in the preceding paragraphs. Taking into account these exceptions, the Conceptual Framework comprises the Standards and Interpretations adopted by the IASB and includes:

-	the IFRS;
-	the International Accounting Standards (IAS); and
-	the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

Generally, the BCRA does not allow the anticipated application of any IFRS, unless otherwise expressly stated.

Basis for the preparation and consolidation

These condensed consolidated interim financial statements for the nine-month period ended on September 30, 2019, have been prepared in accordance with the framework set forth by the BCRA as mentioned in the previous section “Applicable accounting standards” which, particularly for condensed consolidated interim financial statements, is based on IAS 34 “Interim Financial Reporting”.

For the preparation of these condensed consolidated interim financial statements, in addition to section “new standards adopted” of this note, the Bank has applied the basis for the preparation and consolidation, the accounting policies and the material accounting judgements, estimates and assumptions described in the consolidated financial statements for the fiscal year ended on December 31, 2018, already issued.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures expressed in thousands of Pesos)

These condensed consolidated interim financial statements include all the necessary information for an appropriate understanding, by the users thereof, of the basis for the preparation and disclosure used therein, as well as the relevant events and transactions occurred after the issuance of the last annual consolidated financial statements for the fiscal year ended on December 31, 2018, already issued. Nevertheless, the present condensed consolidated interim financial statements do not include all the information or all the disclosures required for the annual consolidated financial statements prepared in accordance with the IAS 1 “Presentation of Financial Statements”. Therefore, these condensed consolidated interim financial statements must be read together with the annual consolidated financial statements for the fiscal year ended December 31, 2018, already issued.

As of September 30, 2019 and December 31, 2018, the Bank has consolidated its financial statements with the financial statements of the following companies:

Subsidiaries	Principal Place of Business	Country	Main Activity
Banco del Tucumán SA	San Martín 721 – San Miguel de Tucumán – Province of Tucumán	Argentina	Banking entity

Macro Securities SA (a) and (b)	Av. Eduardo Madero 1182 – Autonomous City of Buenos Aires	Argentina	Stock exchange services

Macro Fiducia SA	Av. Leandro N. Alem 1110– 1st floor. Autonomous City of Buenos Aires	Argentina	Services

Macro Fondos SGFCISA	Av. Eduardo Madero 1182– 24th floor, Office B–. Autonomous City of Buenos Aires	Argentina	Management and administration of mutual funds

Macro Bank Limited (c)	Caves Village, Building 8 Office 1 – West Bay St., Nassau	Bahamas	Banking entity

Argenpay SAU (d)	Av. Eduardo Madero 1182 –. Autonomous City of Buenos Aires	Argentina	Electronic payments services

(a)	Consolidated with Macro Fondos SGFCI SA (80.90% equity interest and voting rights).

(b)	The indirect interest of Banco Macro SA comes from Macro Fiducia SA.

(c)  Consolidated with Sud Asesores (ROU) SA (100% voting rights – Equity interest 10,862).

(d)  Consolidated with the Bank since May 2019, as the equity interest was acquired on such month.

The table below shows the Bank’s equity interest and voting rights in the companies it consolidates as of September 30, 2019 and December 31, 2018:

	Shares		Bank’s interest		Noncontrolling interest
Subsidiaries	Type	Number	Total capital stock	Voting rights	Total capital stock	Voting rights
Banco del Tucumán SA	Common	439,360	99.945%	99.945%	0.055%	0.055%
Macro Securities SA	Common	12,776,680	99.921%	99.932%	0.079%	0.068%
Macro Fiducia SA	Common	6,475,143	98.605%	98.605%	1.395%	1.395%
Macro Fondos SGFCISA	Common	327,183	99.936%	100.00%	0.064%
Macro Bank Limited	Common	39,816,899	99.999%	100.00%	0.001%
Argenpay SAU (a)	Common	100,000	100.00%	100.00%

(a)	Equity interest acquired on May 21, 2019.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures expressed in thousands of Pesos)

Total assets, liabilities and net equity of the Bank and each of its subsidiaries as of September 30, 2019 and December 31, 2018, are as follows:

As of 09/30/2019	Banco Macro SA	Banco del Tucumán SA	Other Subsidiaries	Eliminations	Consolidated
Assets	382,651,433	20,521,333	6,195,784	(6,712,044)	402,656,506
Liabilities	306,067,705	17,474,154	3,400,487	(661,385)	326,280,961
Equity attributable to the owners of the Bank					76,372,801
Equity attributable to non-controlling interests					2,744

As of 12/31/2018	Banco Macro SA	Banco del Tucumán SA	Other Subsidiaries	Eliminations	Consolidated
Assets	323,268,073	21,329,508	4,081,903	(5,796,890)	342,882,594
Liabilities	268,421,503	18,883,250	1,739,951	(800,062)	288,244,642
Equity attributable to the owners of the Bank					54,635,643
Equity attributable to non-controlling interests					2,309

Transcription in the Books of Accounts

As of the date of these condensed consolidated interim financial statements, the same are in the process of being transcribed in the Books of Accounts of Banco Macro SA.

Figures expressed in thousands of pesos

These condensed consolidated interim financial statements disclose figures expressed in thousands of Argentine pesos and are rounded up to the nearest amount in thousands of pesos, unless otherwise expressly stated.

Comparative information

The present condensed consolidated interim statement of financial position as of September 30, 2019, is presented comparatively with year-end data of the immediately preceding fiscal year, while the statement of income and the statement of other comprehensive income for the three-month and nine-month periods ended September 30, 2019, and the statement of changes in shareholders’ equity and the statement of cash flows and cash equivalents for the nine-month period ended September 30, 2019, are presented comparatively with data as of the same period of the immediately preceding fiscal year.

Measuring unit

IFRS require that the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy be restated in terms of measuring unit current at the end of the reporting period. To achieve consistency in identifying an economic environment of that nature, IAS 29 establishes (i) certain qualitative indicators, not limited to, consisting of analyzing the general population behavior, prices, interest rates and wages with changes to a price index and the loss of purchasing power, and (ii) a quantitative indicator which is the most common in practice, consisting of a three-year cumulative inflation rate of 100% or above. Whilst in the recent years there was an important increase in the general level of prices, the three-year cumulative inflation had maintained in Argentina below 100%. However, due to miscellaneous macroeconomic factors the three-year inflation rate exceeds that figure, and, also the Argentine government goals and other available estimates indicate that this trend will not be reversed in the short term.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures expressed in thousands of Pesos)

Consequently, the Argentine economy is currently considered hyperinflationary under IAS 29 and the Argentine financial entities that are required to apply the IFRSs adopted by the BCRA through Communiqué “A” 6114 and the functional currency of which is the Argentine peso should restate their financial statements. Such restatement should be applied as if the economy had always been hyperinflationary, using a general price index that reflects changes in general purchasing power. To apply the restatement, a series of indexes will be used, as prepared and published on a monthly basis by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish), which combines consumer price index (CPI) on a monthly basis published by the Argentine Institute of Statistics and Censuses (INDEC, for its acronym in Spanish) since January 2017 (baseline month: December 2016) with the wholesale prices indexes published by the INDEC until that date. For the months of November and December 2015, for which the INDEC did not publish the wholesale price index (WPI) variation, the CPI variation for the CABA is used.

Considering the abovementioned indexes, the inflation rate was 37.70% and 32.41% for the nine-month periods ended on September 30, 2019 and 2018, respectively, and 47.64% for the fiscal year ended on December 31, 2018.

Notwithstanding the above, as established by BCRA Communiqué “A” 6651, considering in addition Communiqué “A” 6778, financial institutions shall start the inflation adjustment on its financial statements according to IAS 29, for the fiscal years beginning on January 1, 2020.

The nonrecognition of changes in the general purchasing power under hyperinflationary conditions, may distort accounting information and, therefore, this situation should be taken into account in the interpretation of the Bank’s information on these condensed consolidated interim financial statements over financial position, the result of its operations and its cash flows.

Below there is a description of the main impacts if IAS 29 were to be applied:

(a)	Financial statements shall be restated considering the changes in the general purchasing power of the currency to ensure that they are stated in the current measuring unit at end of the reporting period.

(b)	To sum up, the restating mechanism provided by IAS 29 is as follows:

(i)	Monetary items (the ones that are already stated in terms of the current measuring unit) are not restated because they are already expressed in terms of the monetary unit current at the end of the reporting period. In an inflationary period, an entity holding monetary assets generates purchasing power loss and holding monetary liabilities generates purchasing power gain, provided that the assets and liabilities are not linked to an adjustment mechanism that offsets, in some extend such effects. The net gain or loss on a monetary basis shall be included in profit or loss for the period.

(ii)	Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements.

(iii)	Nonmonetary items stated at current cost at the end of the reporting period, are not restated for presentation purposes in the statement of financial position, but the adjustment process must be completed to determine, in terms of constant measurement unit, the income or loss produced by holding these nonmonetary items.

(iv)	Nonmonetary items carried at historical cost or at current cost at some earlier date before the reporting date, shall be restated by an index that reflects the general level of price variation from the acquisition or revaluation date to the closing date, proceeding then to compare the restated amounts of those assets with their recoverable amounts. Income or loss for the period related to depreciation of property, plant and equipment and amortization of intangible assets and other nonmonetary cost shall be determined over the new restated amounts.

(v)	When an entity capitalizes borrowing cost in the nonmonetary assets, the part of the borrowing cost that compensates for the inflation during the same period will not be capitalized.

(vi)	The restatement of nonmonetary assets in terms of a current measurement unit at the end of the reporting period, without an equivalent adjustment for tax purposes generates a taxable temporary difference and a deferred income tax liability is recognized and the contra account is recognized as profit or loss for the period. When, beyond the restatement, there is a revaluation of nonmonetary assets, the deferred tax related to the restatement is recognized in profit or loss for the period and deferred tax related with the revaluation is recognized in other comprehensive income for the period.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures expressed in thousands of Pesos)

(vii)	Income and expenses are restated from the date the items were recorded, except for those income or loss items that reflect or include, in their determination, the consumption of assets measured at the currency purchasing power from a date prior to that when the consumption was recorded, which is restated using as a basis the acquisition date of the assets related to the item, and except for income or losses arising from comparing the two measurements at currency purchasing power of different dates, for which it requires to identify the compared amounts, to restate them separately and to repeat the comparison, with the restated amounts.

(viii)	At the beginning of the first period of application of the restatement of financial statements in constant currency, the components of equity, except for the retained earnings, are restated according IAS 29, and the retained earning amount is determinated as a difference, once the equity items were restated.

If the Bank, according to a global estimation, had applied IAS 29 the Shareholders’ equity as of September 30, 2019 and December 31, 2018 would have increased by 12,428,326 and 29,233,222, respectively, including the effects for the application of section 5.5. “Impairment” of the IFRS 9 abovementioned. On the other hand, the comprehensive income for the nine-month period would have decreased by 15,584,652.

New standards adopted

For the fiscal year beginning on January 1, 2019, the following IFRS amendments and interpretation (hereinafter, “IFRIC”) are applicable and they did not have a material impact over these condensed consolidated interim financial statements, as a whole.

IFRS 16 “Leases”

IFRS 16 replaced IAS 17 “Leases” and sets out the principles for the recognition, measurement, presentation and disclosure of leases, introducing significant changes when the Bank acts as lessee. In cases when the Bank acts as a lessor, no significant changes were generated with respect to the preceding IAS.

When the Bank acts as a lessee, the lease contracts (and sub lease) are recognized under a single accounting model which eliminates the dual accounting method that distinguishes between operating leases and finance leases and implies the recognition of an asset for the right of use of the leased asset and a liability that represents the obligation to make future payments for the lease.

Additionally, on a separate basis, interest expenses on the lease liabilities and depreciation charges for the right of use of the asset are recognized.

The Bank adopted IFRS 16 under the modified retrospective approach from January 1, 2019, as the date of initial application.

The effect of adoption of IFRS 16 as of January 1, 2019 was an increase of the Bank’s assets and liabilities for the following amounts:

Assets
Right-of-use assets	401,037
Liabilities
Finance lease payable	401,037

The weighted average of the incremental borrowing rate applied, at the transition date, to lease liabilities was 45.98% for leases in pesos and 4.63% for leases in US Dollars.

a)	Nature of the effect of adoption of IFRS 16

Before the adoption of IFRS 16, the Bank classified its leases (as lessee) at the inception date as either a finance lease or an operating lease. The Bank has neither acted nor acts as a leese in agreements classified as finance lease. In an operating lease, the leased property was not capitalized and the lease payments were recognized as rent expense in profit or loss on a straight-line basis over the lease term.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures expressed in thousands of Pesos)

Since the adoption of IFRS 16, the Bank has applied a single accounting model for the recognition and measurement of all its leases. Additionally, the Bank applied the following practical expedients established by the standard:

•   Used a single discount rate to a portfolio of leases with reasonably similar characteristics.

•   Applied the short-term leases exemptions to leases with lease term that ends within 12 months at the date of initial application.

•   Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application.

b)	New accounting policies

Set out below are the new accounting policies of the Bank upon adoption of IFRS 16, which have been applied from the date of initial application:

•    Right-of-use assets

The Bank recognizes right-of-use assets at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. The right of use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

•    Lease liabilities

At the commencement date of the lease, the Bank recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Bank and payments of penalties for terminating a lease, if the lease term reflects the Bank exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Bank uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

c)	Amounts recognized in the statement of financial position and in the statement of income

As of September 30, 2019, the carrying amount of assets recognized for the right-of-use assets identified in the lease contracts, depreciation expense for the period and the additions to right-of-use assets are disclosed in Exhibit F to these condensed consolidated interim financial statements. Additionally, the short term leases recognized as rent expense for the period amounted to 73,122.

On the other hand, the carrying amount of liabilities generated by lease contracts as of September 30, 2019, amounted to 940,715 and were recorded in the item “Other financial liabilities” (see additionally note 12). The accrued interests of such liabilities for the nine-month period ended on September 30, 2019, amounted to 62,700 and are recognized in the Item “Other operating expenses” (see additionally note 21).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures expressed in thousands of Pesos)

IFRIC 23 “Uncertainty over income tax treatment”

This interpretation clarifies how to apply the recognition and measurement requirements in IAS 12 “Income tax”. This interpretation addresses specifically the following:

•          whether an entity considers uncertain tax treatments separately;

•          the assumptions an entity makes about the examination of tax treatments by taxation authorities;

•          how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates; and

•          how an entity considers changes in facts and circumstances.

This interpretation did not have a material impact on these condensed consolidated interim financial statements since, currently, there are not material uncertainties over income tax treatments.

New pronouncements

Pursuant to Communiqué “A” 6114 of the BCRA, as new IFRS are approved and existing IFRS are amended or revoked and, once these changes are approved through the notices of approval issued by FACPCA, the BCRA shall issue a statement on the approval thereof for financial entities. Generally, financial institutions shall not apply any IFRS in advance, except as specifically authorized at the time of the adoption thereof. In this case, the Bank shall adopt the following standards:

•	Amendments to the Conceptual Framework for Financial Reporting: the IASB issued the Conceptual Framework in March 2018. The Conceptual Framework includes some new concepts, provides updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts. The changes to the Conceptual Framework may affect the application of IFRS in situations where no standard applies to a particular transaction or event. This Conceptual Framework is applicable to fiscal years beginning on January 1, 2020. The Bank does not expect this standard to have a material impact.

•	IFRS 3 “Business Combination” – amendments in definition of a business: the amendments will help entities determine whether an acquisition made is a business or the purchase of a group of assets. The new amended definition emphasizes that the output of a business is to provide goods and services to customers, whereas the previous definition focused on returns in the form of dividends, lower costs or other economic benefits. This standard is applicable to fiscal years beginning on January 1, 2020. The Bank does not expect this standard to have a material impact on the consolidated financial statements.

•	IAS 1 “Presentation of Financial Statements” and IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” – amendments to definition of material: the new definition states that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments clarify that materiality will depend on the nature or magnitude of information or both. These amendments replaced the threshold “could influence” with “could reasonably be expected to influence”. This implies that the materiality assessment will need to take into account how primary users could reasonably be expected to be influenced in making economic decisions. This standard is applicable to fiscal years beginning on January 1, 2020. The Bank does not expect this standard to have a material impact on the consolidated financial statements.

4.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. Although these transactions are not recognized in the statement of financial position, since they imply a possible liability for the Bank, they expose the Bank to credit risks other than those recognized in statement of financial position and they are, therefore, an integral part of the total risk of the Bank.

As of September 30, 2019 and December 31, 2018, the Bank maintains the following contingent transactions:

	09/30/2019	12/31/2018
Undrawn commitments of credit cards and checking accounts	92,501,723	95,020,861
Overdraft and unused agreed commitments (*)	2,472,081	634,288
Guarantees granted (*)	706,074	940,990
Letters of credit	312,141	256,788
	95,992,019	96,852,927

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures expressed in thousands of Pesos)

(*) Includes transactions not covered by BCRA debtor classification standards of financial sector. For overdraft and unused agreed commitments, it includes an amount of 710,153 and 221,220, as of September 30, 2019 and December 31, 2018, respectively. For Guarantees granted it includes the amount of 185,942 and 166,650, as of September 30, 2019 and December 31, 2018, respectively.

Risks related to the contingent transactions described above have been evaluated and are controlled within the framework of the Bank’s credit risk policy described in note 39 to consolidated financial statements as of December 31, 2018, already issued.

5.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

The fair value is the amount at which an asset can be exchanged, or at which a liability can be settled, in mutual independent terms and conditions between participants of the principal market (or the most advantageous market) who are duly informed and willing to transact in an orderly and current transaction, at the measurement date under the current market conditions whether the price is directly observable or estimated using a valuation technique under the assumption that the Bank is an ongoing business.

When a financial instrument is quoted in a liquid and active market, its price in the market in a real transaction provides the most reliable evidence of its fair value. Nevertheless, when there is no quoted price in the market or it cannot be an evidence of the fair value of such instrument, in order to determine such fair value, the entities may use the market value of another instrument with similar characteristics, the analysis of discounted cash flows or other applicable techniques, which shall be significantly affected by the assumptions used.

Notwithstanding the above, the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments; any technique to perform such estimate implies certain inherent fragility level.

Fair value hierarchy

The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

-	Level 1: quoted prices (unadjusted) observable in active markets that the Bank accesses to at the measurement day for identical assets or liabilities. The Bank considers markets as active only if there are sufficient trading activities with regards to the volume and liquidity of the identical assets or liabilities and when there are binding and exercisable price quotes available at each reporting period.

-	Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices such as interest rates and yield curves, implied volatilities, and credit spreads. In addition, adjustments to level 2 inputs may be required for the condition or location of the asset or the extent to which it relates to items that are comparable to the valued instrument. However, if such adjustments are based on unobservable inputs which are significant to the entire measurement, the Bank will classify the instruments as Level 3.

-	Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

The following tables show the hierarchy in the Bank’s financial asset and liability at fair value measurement, as of September 30, 2019 and December 31, 2018:

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2019
(Translation of Financial statements originally issued in Spanish – See Note 39)
(Figures expressed in thousands of Pesos)

Description	Financial assets and financial liabilities measured at fair value on a recurring basis as of September 30, 2019

	Total	Level 1	Level 2	Level 3
Financial assets

At fair value through profit or loss
Debt Securities at fair value through profit or loss	1,495,749	336,535	416,253	742,961
Derivative Financial Instruments	56,436	13,254	43,182
Other financial assets	273,320	248,883		24,437
Financial assets delivered as guarantee	60,920	60,920
Equity instruments at fair value through profit or loss	1,512,249	8,454		1,503,795

At fair value through OCI
Other debt securities	56,429,055	40,560,744	15,868,311
Financial Assets delivered as guarantee	1,020,126	1,020,126

Total	60,847,855	42,248,916	16,327,746	2,271,193

Financial liabilities

At fair value through profit or loss
Derivatives financial instruments	147,309	2,385	144,924
Total	147,309	2,385	144,924

Description	Financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2018
	Total	Level 1	Level 2	Level 3
Financial assets

At fair value through profit or loss
Debt Securities at fair value through profit or loss	2,635,247	982,116	362,079	1,291,052
Derivative Financial Instruments	17,293	13,732	3,561
Other financial assets	413,136	321,968		91,168
Financial Assets delivered as guarantee	150,456	150,456
Equity instruments at fair value through profit or loss	51,518	6,110		45,408

At fair value through OCI
Other debt securities	56,433,583	42,646,037	13,787,546
Total	59,701,233	44,120,419	14,153,186	1,427,628

Financial liabilities

At fair value through profit or loss
Derivatives financial instruments	1,369	593	776
Total	1,369	593	776

Description of valuation process

The fair value of instruments categorized as Level 1 was assessed by using quoted prices effective at the end of each period or fiscal year, as applicable, in active markets for identical assets or liabilities, if representative. Currently, for government and private securities, there are two principal markets in which the Bank operates: BYMA and MAE. Additionally, in the case of derivatives, both MAE and Mercado a Término de Rosario SA (ROFEX) are deemed active markets.

On the other hand, for certain assets and liabilities that do not have an active market, categorized as Level 2, the Bank used valuation techniques that included the use of market transactions performed under mutual independent terms and conditions, between interested and duly informed parties, provided that they are available, as well as references to the current fair value of another instrument being substantially similar, or otherwise the analysis of cash flows discounted at rates built from market information of similar instruments.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2019
(Translation of Financial statements originally issued in Spanish – See Note 39)
(Figures expressed in thousands of Pesos)

In addition, certain assets and liabilities included in this category were valued using price quotes of identical instruments in “less active markets”.

Finally, the Bank has categorized as level 3 those assets and liabilities for which there are no identical or similar transactions in the market. In order to determine the market value of these instruments, the Bank used valuation techniques based on its own assumptions. For this approach, the Bank mainly used the cash flow discount model.

As of September 30, 2019 and December 31, 2018, the Bank has neither changed the techniques nor the assumptions used to estimate the fair value of the financial instruments.

Below there is the reconciliation between the amounts at the beginning and at the end of the period or fiscal year, as applicable, of the financial instruments recognized at fair value, using the valuation technique based on the Bank’s own assumptions, as of September 30, 2019 and December 31, 2018:

	Fair values using valuation techniques based on the Bank’s own assumptions (level 3) September 30, 2019
Description	Debt securities	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	1,291,052	91,168	45,408
Transfers to Level 3
Transfers from Level 3
Profit and loss	382,191	8,946	35,454
Recognition and derecognition	(930,282)	(75,677)	1,422,933	(*)
Amount at end of the period	742,961	24,437	1,503,795

(*) It is related to the reclassification from non current assets held for sale. Additionally, see note 10 to these condensed consolidated interim financial statements.

	Fair values using valuation techniques based on the Bank’s own assumptions (level 3) December 31, 2018
Description	Debt securities	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	35,841	161,751	35,774
Transfers to Level 3
Transfers from Level 3
Profit and loss	(200,279)	(92,022)	9,634
Recognition and derecognition	1,455,490	21,439
Amount at end of the fiscal year	1,291,052	91,168	45,408

Instruments measured as level 3 include mainly Equity instruments at fair value through profit or loss and debt securities, for which the construction of fair values was obtained based on the Bank’s own assumptions that are not easily available in the market.

Changes in fair value levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy, as well as the resulting determination of transfers between levels 1, 2 and 3 at each period end.

As of September 30, 2019 and December 31, 2018, the Bank has not recognized any transfers between levels 1, 2 and 3 of the fair value hierarchy.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2019
(Translation of Financial statements originally issued in Spanish – See Note 39)
(Figures expressed in thousands of Pesos)

Financial assets and liabilities not recognized at fair value

Next follows a description of the main methods and assumptions used to determine the fair values of financial instruments not recognized at their fair value in these condensed consolidated interim financial statements:

-	Instruments with fair value similar to the carrying amount: financial assets and liabilities that are liquid or have short-term maturities (less than three months) were deemed to have a fair value similar to the carrying amount.

-	Fixed-rate financial instruments: the fair value of financial assets was recognized discounting future cash flows at current market rates, for each period or fiscal year, as applicable, for financial instruments of similar characteristics. The estimated fair value of fixed-interest rate deposits and liabilities was assessed discounting future cash flows by using estimated interest rates for deposits or placings with similar maturities to those of the Bank’s portfolio.

-	For public listed assets and liabilities, or prices reported by certain renowned suppliers of prices, the fair value was determined based on such prices.

The following table shows a comparison between the fair value and the carrying amount of financial instruments not measured at fair value as of September 30, 2019 and December 31, 2018:

	09/30/2019
	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	96,608,739	96,608,739			96,608,739
Other financial assets	3,807,086	3,807,086			3,807,086
Loans and other financing	194,353,687		138,765	170,983,682	171,122,447
Other debt securities	20,141,025	2,317,264	16,919,341	599,465	19,836,070
Financial assets delivered as guarantee	9,629,414	8,166,171			8,166,171
	324,539,951	110,899,260	17,058,106	171,583,147	299,540,513

Financial liabilities
Deposits	259,202,432	128,523,086		130,803,843	259,326,929
Repo transactions	2,167,021	2,167,021			2,167,021
Other financial liabilities	16,711,171	15,576,861	1,123,300		16,700,161
Financing received from the BCRA and other financial entities	3,344,842	2,660,346	636,176		3,296,522
Issued corporate bonds	6,008,238		1,206,468	2,029,506	3,235,974
Subordinated corporate bonds	23,726,491		15,992,228		15,992,228
	311,160,195	148,927,314	18,958,172	132,833,349	300,718,835

	12/31/2018
	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	74,766,039	74,766,039			74,766,039
Other financial assets	2,586,448	2,586,448			2,586,448
Loans and other financing	178,874,755		186,951	162,375,447	162,562,398
Other debt securities	8,151,176	173,337	7,165,102	2,749	7,341,188
Financial assets delivered as guarantee	6,605,764	6,573,772	31,992		6,605,764
	270,984,182	84,099,596	7,384,045	162,378,196	253,861,837

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2019
(Translation of Financial statements originally issued in Spanish – See Note 39)
(Figures expressed in thousands of Pesos)

	12/31/2018
	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial liabilities
Deposits	237,954,419	106,273,098		131,778,797	238,051,895
Repo transactions	164,469	164,469			164,469
Other financial liabilities	15,318,513	15,152,415	166,522		15,318,937
Financing received from the BCRA and other financial entities	2,998,010	2,532,284	432,346		2,964,630
Issued corporate bonds	6,377,311		4,981,686		4,981,686
Subordinated corporate bonds	15,288,390		12,260,778		12,260,778
	278,101,112	124,122,266	17,841,332	131,778,797	273,742,395

6.	INVESTMENTS IN ASSOCIATES AND JOINT ARRANGEMENTS

6.1 Associates entities

The Bank holds an investment in the associate Macro Warrants SA. The existence of significant influence is evidenced by the representation the Bank has in the Board of Directors of the associate. In order to measure this investment, we used accounting information of Macro Warrants SA as of June 30, 2019. Additionally, the Bank has considered, when applicable, the material transactions or events occurring between July 1, 2019, and September 30, 2019.

The following table presents the summarized financial information on the Bank’s investment in the associate:

Summarized statement of financial position	09/30/2019	12/31/2018
Total assets	25,384	18,111
Total liabilities	4,784	2,269
Shareholders’ equity	20,600	15,842
Proportional Bank’s interest	5%	5%
Investment carrying amount	1,030	792

As of September 30, 2019 and 2018 the investment carrying amount in the net income amounted to 403 and 118, respectively.

6.2.	Joint ventures

The Bank participates in the following joint ventures, implemented through Uniones Transitorias de Empresas (UTE):

a)	Banco Macro SA – Wordline Argentina SA Unión transitoria: on April 7, 1998, the Bank executed an agreement with Siemens Itron Services SA to organize an UTE controlled on a joint basis through a 50% interest, the purpose of which is to facilitate a data processing center for the tax administration, to modernize the systems and tax collection processes of the Province of Salta and manage and recover municipal taxes and fees.

The following table presents the summarized financial information on the Bank’s investment in the UTE:

Summarized statement of financial position	09/30/2019	12/31/2018
Total assets	341,162	270,287
Total liabilities	74,773	59,639
Shareholders’ equity	266,389	210,648
Proportional Bank’s interest	50%	50%
Investment carrying amount	133,195	105,324

As of September 30, 2019 and 2018 the investment carrying amount in the net income amounted to 65,139 and 36,759, respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures expressed in thousands of Pesos)

b)	Banco Macro SA – Gestiva SA Unión transitoria: on May 4, 2010 and August 15, 2012, the Bank executed with Gestiva SA the UTE agreement to form “Banco Macro SA – Gestiva SA – Unión Transitoria de Empresas”, under joint control, the purpose of which is to render the integral processing and management services of the tax system of the Province of Misiones, the management thereof and tax collection services. The Bank holds a 5% interest in this UTE.

On June 27, 2018, the Bank, the UTE and the tax authorities of the Misiones provincial government entered into an agreement of “termination by mutual agreement” of the adaptation agreement, without implying or modifying the Bank’s rights and obligations as a financial agent of the province for the services provision established in the agreement. As of September 30, 2019 and December 31, 2018, according to the abovementioned, the remaining investment amounted to 1,156 and 2,707, respectively.

7.	OTHER FINANCIAL AND NON FINANCIAL ASSETS

The breakdown of other financial and non financial assets as of September 30, 2019 and December 31, 2018 is as follows:

Other financial assets	09/30/2019	12/31/2018
Sundry debtors (note 10)	4,298,442	1,808,232
Receivables from other spot sales pending settlement	829,603	421,261
Private securities	273,320	413,136
Receivables from spot sales of foreign currency pending settlement	47,109	235,643
Receivables from spot sales of government securities pending settlement	2,937	111,699
Other	112,658	14,628
Allowances (note 10)	(1,483,663)	(5,015)
	4,080,406	2,999,584

Other non financial assets	09/30/2019	12/31/2018
Investments in property (Exhibit F)	491,260	273,604
Advanced prepayments	336,271	157,835
Prepayments for the purchase of assets	159,398	159,231
Tax advances	131,898	147,091
Other	57,301	96,308
	1,176,128	834,069

8.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

-	has control or joint control of the Bank;

-	has significant influence over the Bank;

-	is a member of the key management personnel of the Bank or of the parent of the Bank;

-	members of the same group;

-	one entity is an associate (or an associate of a member of a group of which the other entity is a member).

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the senior management members of the Risk Management Committee, the Assets and Liabilities Committee and the Senior Credit Committee.

As of September 30, 2019 and December 31, 2018, amounts related to transactions generated with related parties are as follows:

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures expressed in thousands of Pesos)

	Information as of September 30, 2019
	Main subsidiaries (1)
	Banco del Tucumán SA	Macro Bank Limited	Macro Securities SA	Associates	Key management personnel	Other related parties	Total
ASSETS
Cash and deposits in banks		461					461
Other financial assets	3,108						3,108
Loans and other financing (2)
Documents						68,625	68,625
Overdrafts					92	927,879	927,971
Credit cards					32,009	8,898	40,907
Leases			3,891			7,272	11,163
Personal loans					302	746	1,048
Mortgage loans					65,891	284	66,175
Other loans						355,281	355,281
Guarantees granted						779,416	779,416
Total assets	3,108	461	3,891		98,294	2,148,401	2,254,155

LIABILITIES
Deposits		11	507,084	22,291	451,410	1,855,610	2,836,406
Derivative financial instruments						133,615	133,615
Other financial liabilities			139,150		74	135,151	274,375
Other non financial assets						234	234
Total liabilities		11	646,234	22,291	451,484	2,124,610	3,244,630

(1)	These transactions are eliminated during the consolidation process.
(2)	The maximum financing amount for loans and other financing as of September 30, 2019 for Banco de Tucumán SA, Macro Securities SA, Key management personnel and other related parties amounted to 2,980,000, 5,188, 133,469 and 3,374,212, respectively.

	Information as of December 31, 2018
	Main subsidiaries (1)
	Banco del Tucumán SA	Macro Bank Limited	Macro Securities SA	Associates	Key management personnel	Other related parties	Total
ASSETS
Cash and deposits in banks		583					583
Other financial assets	2,504		25,276	20,660			48,440
Loans and other financing (2)
Documents						331,699	331,699
Overdrafts			6		3,505	161,905	165,416
Credit cards			286		19,011	51,424	70,721
Leases			5,746			1,407	7,153
Personal loans					1,388		1,388
Mortgage loans					54,824	356	55,180
Other loans						232,670	232,670
Guarantees granted						391,699	391,699
Other nonfinancial assets			83,178				83,178
Total assets	2,504	583	114,492	20,660	78,728	1,171,160	1,388,127

LIABILITIES
Deposits		13	311,073	1,774,149	4,890,280	984,659	7,960,174
Other financial liabilities				101,232	31	514	101,777
Financing received from the BCRA and other financial entities	301,742						301,742
Issued corporate bonds			11,231				11,231
Subordinated corporate bonds						46,605	46,605
Other nonfinancial liabilities						119	119
Total liabilities	301,742	13	322,304	1,875,381	4,890,311	1,031,897	8,421,648

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures expressed in thousands of Pesos)

(1)	These transactions are eliminated during the consolidation process.
(2)	The maximum financing amount for loans and other financing as of December 31, 2018 for Banco del Tucumán SA, Macro Bank Limited, Macro Securities SA, associates, Key management personnel and other related parties amounted to 2,550,000, 0, 7,216, 0, 82,297 and 1,551,047, respectively.

As of September 30, 2019 and 2018, income (loss) related to transactions generated with related parties are as follows:

	Information as of September 30, 2019
	Main subsidiaries (1)
	Banco del Tucumán SA	Macro Bank Limited	Macro Securities SA	Associates	Key management personnel	Other related parties	Total
INCOME / (LOSS)
Interest income	33,844		4,448		2,880	120,588	161,760
Interest expense	(65,981)			(1,275)	(642,609)	(163,836)	(873,701)
Commissions income	6		424	129	38	3,182	3,779
Net loss from measurement of financial instruments at fair value through profit or loss					(14,508)	(18,864)	(33,372)
Other operating income	25,940	2				21	25,963
Administrative expenses						(17,419)	(17,419)
Other operating expenses						(51,757)	(51,757)
(Loss) / income	(6,191)	2	4,872	(1,146)	(654,199)	(128,085)	(784,747)

(1)	These transactions are eliminated during the consolidation process.

	Information as of September 30, 2018
	Main subsidiaries (1)
	Banco del Tucumán SA	Macro Bank Limited	Macro Securities SA	Associates		Key management personnel	Other related parties	Total
INCOME / (LOSS)
Interest income	352,190		1,756			1,594	37,398	392,938
Interest expense	(2,781)			(97,712)		(131,192)	(412)	(232,097)
Commissions income	7		251	82		13	4,153	4,506
Other operating income	18,279	29					11	18,319
Administrative expenses	(4)						(7,022)	(7,026)
Other operating expenses				(793,188)	(2)		(17,643)	(810,831)
Income / (loss)	367,691	29	2,007	(890,818)		(129,585)	16,485	(634,191)

(1)	These transactions are eliminated during the consolidation process.
(2)	These losses were mainly generated by debit and credit cards processing expenses billed by Prisma Medios de Pago SA (see note 10).

Transactions generated by the Bank with its related parties for transactions arranged the usual and ordinary course of business were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

The Bank does not have loans granted to directors and other key management personnel secured with shares.

Total remunerations received as salary and bonus by the key management personnel as of September 30, 2019 and 2018, totaled 148,881 and 82,179 respectively.

In addition, fees received by the Directors as September 30, 2019 and 2018 amounted to 849,190 and 458,781 respectively.

Additionally, the composition of the Board of Directors and key management personnel is as follows:

	09/30/2019	12/31/2018
Board of Directors	25	24
Senior managers of the key management personnel	14	15
	39	39

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures expressed in thousands of Pesos)

9.	MODIFICATION OF FINANCIAL ASSETS

As explained in note 37, on August 28, 2019, the Federal Executive Power, through the Emergency Decree No. 596/2019 (DNU, for its acronym in Spanish) set, for certain government securities in the short-term, an immediate and stepped extension of their maturities, with no effects on the denomination currency, principal and the agreed-upon interest rate. This DNU, established the following schedule related to how these obligations will be canceled: (i) at the original maturity day, 15% of the debt amount will be cancelled at the respective date, (ii) 90 days after the payments described in (i), 25% of the debt amount will be cancelled, plus accrued interest over the carrying amount (net of the payments made according to section (i)); and (iii) the remaining debt amount will be cancelled 180 days later than the payments described in (i). For LECAPS with maturity date from January 1, 2020, the remaining debt amount, after the payments described in section (i), will be fully cancelled at 90 days after such payments.

As the Bank had in its portfolio government securities which contractual cash flows were modified as explained above under business model amortized cost, the Bank recalculated, at the modification date, the gross carrying amount of those financial assets as the present value of the modified contractual cash flows discounted at the original effective rate.

At the modification date, the gross carrying amount of the modified financial assets amounted to 8,525,679. As a consequence, the new gross carrying amount amounted to 5,960,119 and generated a modification loss for 2,565,560 included in “other operating expenses” (see additionally note 21). As of September 30, 2019 the gross carrying amount of these financial assets amounted to 6,020,988.

10.	NONCURRENT ASSETS HELD FOR SALE – PRISMA MEDIOS DE PAGO SA

As of December 31, 2018, the Bank maintained recorded its investment in Prisma Medios de Pago SA (“Prisma”), under noncurrent assets held for sale, due to the obligation to transfer all its shares within the scope of the Divestment obligation undertaken with the Argentine Antitrust Commission. Therefore, the investment was valued according to IFRS 5 “Non-current assets held for sale and discontinued operations”, at the lowest of its carrying amount and the best estimation of the fair value less costs until its sale. As of December 31, 2018 the investment amount, included in this item, amounted to 105,287.

On January 21, 2019, the Bank, together with the other shareholders, accepted a purchase offer made by AI ZENITH (Netherlands) B.V. (a company related to Advent International Corporation) for the acquisition of 1,933,051 common shares of par value Ps.1 each and entitled to one vote, representing 4.6775 % of its share capital, equivalent to 51% of the Bank’s capital stock in such company.

On February 1, 2019, the Bank completed the transfer of such shares for a total purchase price of (in thousands) USD 64,542 out of which the Bank received on the date hereof (in thousands) USD 38,311 and the payment of the balance for an amount of (in thousands) USD 26,231 shall be deferred during the next 5 years as follows: (i) 30% of such amount in Pesos adjusted by UVA at a 15% nominal annual rate; and (ii) 70% in US Dollars at a 10% nominal annual rate. The purchase price is guaranteed by the issuance of notes in favor of the Bank and pledges of the transferred shares.

During July 2019, the process to determine the final selling price of the shares of Prisma Medios de Pago SA was completed and the final price was (in thousands) USD 63,456. The difference arising from a final price lower than the estimated price was deducted from the price balance, and therefore there was no need for the Bank to return any amounts received. All other payment conditions were not modified and remain in full force and effect under the terms described in this note.

Profits generated by the sale were recorded in the item “Other operating income” (see note 18). The amounts receivable, in pesos and US dollars, are recorded in the item “Other financial assets” and for such amounts an allowance was recorded, according to BCRA rules (see note 7).

The remaining of the Bank holding in Prisma Medios de Pago SA (equivalent to 49%), is recorded in “Equity instruments at fair value through profit or loss” determined from valuations performed by independent experts and taking into account parameters established by BCRA on this subject.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures expressed in thousands of Pesos)

In addition, sellers retained the usufruct (dividends) of the shares sold to be reported by Prisma for the year ended December 31, 2018, which were collected on April 26, 2019. Besides, the proportion applicable to the buyer of the dividends to be reported for the following fiscal years –with the buyer’s commitment to voting in favor of the distribution of certain minimum percentages– will be used to create a guarantee trust to repay the deferred price amount through the concession by the buyer and Prisma of a usufruct over the economic rights of the shares in favor of such trust.

11.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.

Exhibit J “Changes in Provisions” presents the changes in provisions as of September 30, 2019 and December 31, 2018.

The expected terms to settle these obligations are as follows:

	09/30/2019
	Within 12 months	Beyond 12 months	09/30/2019	12/31/2018
For administrative, disciplinary and criminal penalties		718	718	718
Commercial claims in progress	642,994	151,939	794,933	571,394
Labor lawsuits	49,023	102,670	151,693	110,095
Pension funds - reimbursement	74,506	64,590	139,096	124,278
Other	210,687	31,850	242,537	239,409
	977,210	351,767	1,328,977	1,045,894

In the opinion of the Management of the Bank and its legal counsel, there are no other significant effects than those disclosed in these condensed consolidated interim financial statements, the amounts and settlement terms of which have been recognized based on the current value of such estimates, considering the probable settlement date thereof.

12.	OTHER FINANCIAL AND NON FINANCIAL LIABILITIES

The breakdown of other financial and non financial liabilities as of September 30, 2019 and December 31, 2018 is as follows:

Other financial liabilities	09/30/2019	12/31/2018
Credit card settlement - due to merchants	8,761,911	9,700,821
Payment orders pending settlement foreign exchange	2,723,547	1,594,191
Amounts payable for spot purchases pending settlement	1,509,831	931,910
Finance leases liabilities (note 3)	940,715
Collections and other transactions on account and behalf others	802,592	740,331
Amounts payable for spot purchases of foreign currency pending settlement	47,287	691,612
Amounts payable for spot purchases of government securities pending settlement	854	62,870
Other	16,711,171	15,318,513

Other non financial liabilities	09/30/2019	12/31/2018
Salaries and payroll taxes payables (see note 33.1.c)	4,119,960	1,842,754
Withholdings	1,612,996	1,197,945
Taxes payables	1,545,999	1,372,317
Miscellaneous payables	701,612	623,265
Fees payables	472,213	154,072
Retirement pension payment orders pending settlement	212,510	255,331
Other	470,448	429,433
	9,135,738	5,875,117

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures expressed in thousands of Pesos)

13.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of September 30, 2019 and December 31, 2018:

09/30/2019	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	96,608,739
Debt securities at fair value through profit or loss	435,265	720,627	339,857
Derivative instruments		56,436
Other financial assets	2,370,297	1,710,109
Loans and other financing (1)	2,120,736	125,203,612	67,029,339
Other debt securities		64,969,926	11,600,154
Financial assets delivered as guarantee	8,166,171	2,544,289
Equity instruments at fair value through profit or loss	1,512,249
Total assets	111,213,457	195,204,999	78,969,350

Liabilities
Deposits	116,512,362	142,642,835	47,235
Derivative financial instruments		147,309
Repo transactions		2,167,021
Other financial liabilities		16,548,293	162,878
Financing received from BCRA and other financial entities		3,117,844	226,998
Issued corporate bonds		662,047	5,346,191
Subordinated corporate bonds		703,171	23,023,320
Total liabilities	116,512,362	165,988,520	28,806,622

12/31/2018	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	74,766,039
Debt securities at fair value through profit or loss		1,680,677	954,570
Derivative instruments		17,293
Other financial assets	1,676,223	1,257,151	66,210
Loans and other financing (1)	1,208,855	112,131,606	65,534,294
Other debt securities	2,748	56,504,434	8,077,577
Financial assets delivered as guarantee	6,573,772	182,448
Equity instruments at fair value through profit or loss	51,518
Total assets	84,279,155	171,773,609	74,632,651

Liabilities
Deposits	103,394,451	134,489,434	70,534
Derivative financial instruments		1,369
Repo transactions		164,469
Other financial liabilities		15,172,438	146,075
Financing received from BCRA and other financial entities		2,827,666	170,344
Issued corporate bonds		305,759	6,071,552
Subordinated corporate bonds		165,070	15,123,320
Total liabilities	103,394,451	153,126,205	21,581,825

(1)	The amounts included in “without due date”, are related with the non-performing portfolio.

14.	DISCLOSURES BY OPERATING SEGMENT

For management purposes the Bank’s Management has determined that it has only one operating segment related to the banking business. In this sense, the Bank supervises the operating segment income (loss) for the period in order to make decisions about resources to be allocated to the segment and assess its performance, which is measured on a consistent basis with the profit or loss in the financial statements.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures expressed in thousands of Pesos)

15.	INCOME TAX

a)	Inflation adjustment on income tax

Tax Reform Act 27430, amended by Act 27468, established the following, regarding to inflation adjustment on income tax for the fiscal years beginning on January 1, 2018.

i)	Such adjustment will be applicable in the fiscal year in which the variation of the IPC will be higher than 100% for the thirty-six months before the end of the tax period;

ii)	Regarding to the first, second and third fiscal year after its effective date, this procedure will be applicable if the variation of the abovementioned index, calculated from the beginning until the end of each of those fiscal years exceeds 55%, 30% and 15% for the first, second and third fiscal year of application, respectively; and

iii)	The positive or negative inflation adjustment, as the case may be, corresponding to the first, second and third fiscal years beginning on January 1, 2018, must be calculated if the assumptions mentioned in items (a) and (b) are verified and shall be allocated one third in the fiscal year for which the adjustment is calculated and the remaining two thirds in equal parts in the following immediate fiscal years.

At the closing date of an intermediate period, the Bank shall assess whether at the closing date of the fiscal year the conditions established by the income tax Act to practice the inflation adjustment are met. The available information at the issuance of these condensed consolidated interim financial statements related to changes of the CPI, confirmed that such conditions are met. As a consequence, the current and deferred income tax was recognized for the nine-month period ended September 30, 2019, including the effects of the application of the inflation adjustment on income taxes established by Law.

In addition, in October 2019, Banco Macro SA filed to the Federal Public Revenue Agency (AFIP, for its acronym in Spanish) recovery actions based on section 81 of Law 11683, for the higher tax paid for fiscal years 2013 to 2018. These actions are based on related case Law which established the unconstitutionality of the standards that banned the inflation adjustment on income tax with confiscatory effects.

As a result of the assessment made by the legal and tax advisors and based on related case law, the Bank considers that is probable to obtain a final probable resolution. As of the date of issuance of these condensed consolidated interim financial statements, AFIP has not issued a resolution regarding the actions filed.

b)	The main items of income tax expense in the condensed consolidated interim financial statements are as follows:

	09/30/2019			09/30/2018
	Accumulated from beginning of year up to 09/30/2019		Quarter ended 09/30/2019	Accumulated from beginning of year up to 09/30/2018	Quarter ended 09/30/2018
Current income tax expense	7,810,492		1,910,436	5,007,608	1,807,210
Gain for deferred income tax	(3,033,786	)(*)	(3,173,521)	(394,308)	(89,489)
Income tax expense / (gain) recorded in the statement of income	4,776,706		(1,263,085)	4,613,300	1,717,721
Income tax loss / (gain) recorded in other comprehensive income	76,278		98,417	(82,098)	(55,447)
	4,852,984		(1,164,668)	4,531,202	1,662,274

(*) Includes gain effects for the deferred income tax as explained in 15.a).iii).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures expressed in thousands of Pesos)

16.	COMMISSIONS INCOME

	09/30/2019		09/30/2018
Description	Accumulated from beginning of year up to 09/30/2019	Quarter ended 09/30/2019	Accumulated from beginning of year up to 09/30/2018	Quarter ended 09/30/2018
Performance obligations satisfied at a point in time
Commissions related to obligations	6,611,733	2,356,638	5,288,357	1,966,879
Commissions related to credit cards	3,363,470	1,291,628	2,271,960	776,626
Commissions related to insurance	687,818	230,296	519,961	178,226
Commissions related to trading and foreign exchange transactions	268,245	104,833	151,095	65,627
Commissions related to securities	166,017	50,768	67,312	20,036
Commissions related to loans and other financing	102,192	44,959	60,259	18,514
Commissions related to loans commitments and financial guarantees	2,749	308	178
Performance obligations satisfied over certain time period
Commissions related to credit cards	131,749	45,675	69,050	35,444
Commissions related to trading and foreign exchange transactions	15,404	10,498	10,799	4,089
Commissions related to loans and other financing	8,162	1,990	4,216	3,183
Commissions related to loans commitments and financial guarantees	1,831	1,831	743	468
Commissions related to obligations	1,796	411	3,471	1,264
	11,361,166	4,139,835	8,447,401	3,070,356

17.	DIFFERENCE IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

	09/30/2019		09/30/2018
Description	Accumulated from beginning of year up to 09/30/2019	Quarter ended 09/30/2019	Accumulated from beginning of year up to 09/30/2018	Quarter ended 09/30/2018
Translation of foreign currency assets and liabilities into pesos	(276,903)	332,156	(3,074,630)	(1,759,100)
Income from foreign currency exchange	2,055,454	1,164,172	968,499	514,657
	1,778,551	1,496,328	(2,106,131)	(1,244,443)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures expressed in thousands of Pesos)

18.	OTHER OPERATING INCOME

	09/30/2019		09/30/2018
Description	Accumulated from beginning of year up to 09/30/2019	Quarter ended 09/30/2019	Accumulated from beginning of year up to 09/30/2018	Quarter ended 09/30/2018
Sale of noncurrent assets held for sale (note 10)	2,300,306	(40,386)
Services	1,174,564	477,254	962,350	337,373
Adjustments and interest from other receivables	383,039	137,469	152,354	72,259
Derecognition or substantial modification of financial liabilities	319,867	262,278	592,162	592,162
Sale of investment property and other nonfinancial assets	170,239	(31)	137,227	104
Adjustments from other receivables with CER clauses	82,586	27,635
Initial recognition of loans	61,610	(7,955)	103,911	47,381
Sale of property, plant and equipment	10,384	5,008	2,281	831
Other	664,868	209,383	447,887	151,684
	5,167,463	1,070,655	2,398,172	1,201,794

19.	EMPLOYEE BENEFITS

	09/30/2019		09/30/2018
Description	Accumulated from beginning of year up to 09/30/2019	Quarter ended 09/30/2019	Accumulated from beginning of year up to 09/30/2018	Quarter ended 09/30/2018
Salary	8,458,864	3,155,424	5,430,285	2,076,043
Payroll taxes (see note 33.1.c)	2,699,495	668,490	1,059,785	402,664
Compensations and bonuses to employees	1,044,689	491,094	517,373	173,981
Employee services	274,476	113,436	173,173	67,095
	12,477,524	4,428,444	7,180,616	2,719,783

20.	ADMINISTRATIVE EXPENSES

	09/30/2019		09/30/2018
Description	Accumulated from beginning of year up to 09/30/2019	Quarter ended 09/30/2019	Accumulated from beginning of year up to 09/30/2018	Quarter ended 09/30/2018
Fees to directors and statutory audits	1,168,096	554,719	483,913	174,035
Armored truck, documentation and events	969,624	470,750	601,837	216,466
Maintenance, conservation and repair expenses	930,872	334,772	616,782	242,710
Taxes	888,185	322,506	664,158	214,317
Security services	685,243	253,073	515,190	200,343
Electricity and communications	685,101	242,386	391,732	154,434
Other fees	581,803	218,436	374,740	145,233
Software	479,438	170,624	294,212	111,311
Advertising and publicity	246,163	103,237	168,231	80,667
Leases	139,012	38,122	225,481	87,606
Representation, travel and transportation expenses	116,362	43,369	83,267	30,007
Insurance	73,592	28,035	38,803	14,789
Stationery and office supplies	63,659	26,875	42,720	16,593
Hired administrative services	9,637	1,917	12,900	4,857
Other	263,169	93,756	213,335	82,399
	7,299,956	2,902,577	4,727,301	1,775,767

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures expressed in thousands of Pesos)

21.	OTHER OPERATING EXPENSES

	09/30/2019		09/30/2018
Description	Accumulated from beginning of year up to 09/30/2019	Quarter ended 09/30/2019	Accumulated from beginning of year up to 09/30/2018	Quarter ended 09/30/2018
Turnover tax	5,800,916	2,115,079	4,065,287	1,600,066
Modification of financial assets (note 9)	2,565,560	2,565,560
For credit cards	2,161,742	848,551	1,415,244	548,200
Charges for other provisions	891,564	470,383	577,180	223,762
Taxes	876,428	142,261	738	251
Deposit guarantee fund contributions	357,285	135,168	214,647	81,721
Donations	107,537	35,825	67,681	20,097
Interest on the lease liability	62,700	25,169
Insurance claims	34,121	13,315	37,693	15,613
Loss from sale or impairment of investments in properties and other non financial assets	1,102
Other	830,479	285,225	661,274	203,286
	13,689,434	6,636,536	7,039,744	2,692,996

22.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The statement of cash flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the period. For the preparation of the statement of cash flows, the Bank adopted the indirect method for operating activities and the direct method for investment activities and financing activities.

The Bank considers as “Cash and cash equivalents” the item Cash and deposits in banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the preparation of the statement of cash flows the Bank considered the following:

-	Operating activities: the normal revenue-producing activities of the Bank as well as other activities that cannot qualify as investing or financing activities.

-	Investing activities: the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities that result in changes in the size and composition of the shareholders´ equity and liabilities of the Bank and that are not part of the operating or investing activities.

The table below presents the reconciliation between the item “Cash and cash equivalents” in the statement of cash flows and the relevant accounting items of the statement of financial position:

	09/30/2019	12/31/2018	09/30/2018	12/31/2017
Cash and deposits in banks	96,608,739	74,766,039	68,919,144	35,561,574
Debt securities at fair value through profit or loss				20,415
Other debt securities	56,048,693	55,674,674	34,909,558	20,009,665
Loans and other financing	287,792	189,042	204,484	93,871
	152,945,224	130,629,755	104,033,186	55,685,525

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures expressed in thousands of Pesos)

23.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of September 30, 2019, amounted to 639,398. Since December 31, 2016, the Bank’s capital stock has changed as follows:

	Capital stock issued and paid-in	Issued outstanding	In treasury
As of December 31, 2016	584,563	584,563
Capital stock increase as approved by Shareholders´ Meeting held on April 28, 2017 (1)	85,100	85,100
As of December 31, 2017	669,663	669,663
Own shares acquired (2)		(28,948)	28,948
As of December 31, 2018	669,663	640,715	28,948
Own shares acquired (2)		(1,317)	1,317
Capital stock decrease (3)	(30,265)		(30,265)
As of September 30, 2019	639,398	639,398

(1)	Related to the capital stock increase arising from (i) the issue of 74,000,000 new, common, registered Class “B” shares with a face value of Ps. 1, each one entitled to one vote, and entitled to dividends under the same conditions as common, registered Class “B” shares, outstanding upon issuance, formalized on June 19, 2017, and (ii) additionally, as established by the abovementioned Meeting, the international underwriters exercised the option to oversubscribe 15% of the capital stock which was formalized on July 13, 2017 through the issuance of 11,099,993 new, common, registered, Class “B” shares each one entitled to one vote and with a face value of Ps.1. On August 14, 2017, such capital increases were registered with the Public Registry of Commerce.

The public offering of the new shares was authorized by CNV Resolution No, 18,716 dated on May 24, 2017 and by the BCBA on May 26, 2017. As required by CNV regulations, it is advised that the funds arising from the public subscription of shares shall be used to finance its general business operations, to increase its borrowing capacity and leverage the potential acquisitions opportunities in the Argentine banking system.

(2)	Related to the repurchase of the Bank’s own shares under the programs established by the Bank’s Board of Directors on August 8, 2018, October 17, 2018 and December 20, 2018 with the purpose of reducing share price fluctuations, minimizing possible temporary imbalances between market supply and demand.

The Program dated on August 8, 2018, established, that the maximum amount of the investment amounted to 5,000,000 and the maximum numbers of shares to be acquired were equivalent to 5% of the capital stock. At the end of this program the Bank had acquired 21,463,005 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote for an amount of 3,113,925.

The Program dated on October 17, 2018, established the start over of the repurchase of the Bank’s own shares, with the pending use of funds of the abovementioned Program, already expired. At the end of this program, the Bank had acquired 6,774,019 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote for an amount of 995,786.

The Program dated on December 20, 2018, established that the maximum amount of the investment amounted to 900,000 and the maximum numbers of shares to be acquired were equivalent to 1% of the capital stock. At the end of this program the Bank had acquired 2,028,251 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote for an amount of 298,196 of which, as of December 31, 2018 were settled 711,386 common shares for an amount of 98,353, and in January 2019 were settled 1,316,865 common shares for an amount of 199,843.

(3)	Related to capital stock decrease approved by the Shareholders’ Meeting of Banco Macro SA held on April 30, 2019 for an amount of 30,265, equivalent to 30,265,275 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote, equivalent to all the own shares acquired as mentioned in section (2). On August 14, 2019 the Bank was notified that the capital stock decrease was registered at the Public Registry of Commerce.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures expressed in thousands of Pesos)

In addition, the Shareholders’ Meeting mentioned in section (3) approved to increase capital stock through the issuance of 15,662 common, registered, Class B shares with a face value of Ps. 1 each one entitled with one vote, due to the merger effects between Banco Macro SA and Banco del Tucumán SA (see additionally note 2.4). On October 29, 2019 the Bank was notified that the capital stock increase was registered at the Public Registry of Commerce.

24.	EARNINGS PER SHARE - DIVIDENDS

Basic earnings per share were calculated by dividing net profit attributable to common shareholders of the Bank by the weighted average number of common shares outstanding during the period.

To determine the weighted average number of common shares outstanding during the period, the Bank used the number of common shares outstanding at the beginning of the period adjusted, if applicable, by the number of common shares bought back or issued during the period multiplied by the number of days that the shares were outstanding in the period. Note 23 provides a breakdown of the changes in the Bank’s capital stock.

The calculation of basic earnings per share is disclosed in the table of Earnings per share included in the condensed consolidated interim statement of income.

Dividends paid and proposed

Cash dividends paid during the fiscal years 2018 and 2017 to the shareholders of the Bank amount to 3,348,315 and 701,476, respectively, which considering the number of shares outstanding to the date of effective payment represented 5 and 1.20 pesos per share, respectively.

The Shareholders’ Meeting held on April 30, 2019, resolved to distribute cash dividends for 6,393,978, which considering the number of shares outstanding at the date of such resolution, represented 10 pesos per share. These cash dividends were paid and were available on May 14, 2019.

25.	DEPOSIT GUARANTEE INSURANCE

Law No. 24485 and Decree No. 540/1995 created the Deposit Guarantee Insurance System, which was featured as a limited, compulsory and onerous system, aimed at covering the risks of bank deposits, as subsidiary and supplementary to the deposit privilege and protection system established under the Financial Entities Law. The above-mentioned legislation also provided for the incorporation of Sedesa with the exclusive purpose of managing the Deposit Guarantee Fund (DGF). Sedesa was incorporated in August 1995.

Banco Macro SA holds an 8.300% interest in the capital stock of Sedesa according to the percentages disclosed by BCRA Communiqué “B” 11816 on February 28, 2019.

All deposits in pesos and foreign currency placed in participating entities in the form of checking accounts, savings accounts, certificates of deposits or other forms of deposit that the BCRA may determine from time to time shall be subject to the abovementioned Deposit Guarantee Insurance System up to the amount of 1,000 which must meet the requirements provided for in Presidential Decree 540/1995 and other requirements that the regulatory authority may from time to time determine. On the other hand, the BCRA provided for the exclusion of the guarantee system, among others, any deposits made by other financial entities, deposits made by persons related to the Bank and securities deposits.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures expressed in thousands of Pesos)

26.	RESTRICTED ASSETS

As of September 30, 2019 and December 31, 2018, the following Bank’s assets are restricted:

Item	09/30/2019	12/31/2018
Debt securities at fair value through profit or loss and other debt securities
• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 securing the sectorial Credit Program of the Province of San Juan. Production investment financing fund.	116,937	64,703
• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 securing the regional economies Competitiveness Program – IDB loan No. 3174/OC-AR.	97,209	108,633
• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 used as security in favor of Sedesa (1).	89,147	92,659
• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 for minimum statutory guarantee account required for Agents to act in the categories contemplated under General Resolution No. 622/2013 of the CNV, as amended.	20,042	14,620
• Federal government treasury bonds in pesos, maturing 2021 for minimum statutory guarantee account required for Agents to act in the categories contemplated under General Resolution No. 622/2013 of the CNV	12,001	10,378
• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 securing a IDB loan of Province of San Juan No. 2763/OC-AR.	2,610	6,609
Subtotal debt securities at fair value through profit or loss and other debt securities	337,946	297,602

Other financial assets
• Public and private securities. Shares in mutual funds for minimum statutory guarantee account required for Agents to act in the categories contemplated under General Resolution No. 622/2013 of the CNV	38,058	34,259
• Sundry debtors – Other	2,830	2,414
• Sundry debtors – attachment within the scope of the claim filed by the DGR against the City of Buenos Aires for differences on turnover tax.	827	827
Subtotal Other financial assets	41,715	37,500

Loans and other financing – non-financial private sector and foreign residents
• Interests derived from contributions made as contributing partner (2)	26,856	32,501
Subtotal loans and other financing	26,856	32,501

Financial assets delivered as a guarantee
• Special guarantee checking accounts opened in the BCRA for transactions related to the electronic clearing houses and similar entities.	7,102,389	5,719,689
• Forward purchase for repo transactions	2,544,289	182,448
• Guarantee deposits related to credit and debit card transactions.	723,404	747,487
• Other guarantee deposits	340,378	106,596
Subtotal Financial assets delivered as a guarantee	10,710,460	6,756,220

Other nonfinancial assets
• Real property related to a call option sold	244,374	73,006
Subtotal Other nonfinancial assets	244,374	73,006
Total	11,361,351	7,196,829

(1)	As replacement for the preferred shares of former Nuevo Banco Bisel SA to secure to Sedesa the price payment and the fulfillment of all the obligations assumed in the purchase and sale agreement dated May 28, 2007, maturing on August 11, 2021.

(2)	In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made. They are related to the following risk funds: Risk fund of Los Grobo SGR and Risk fund of Avaluar SGR as of September 30, 2019 and December 31, 2018.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures expressed in thousands of Pesos)

27.	TRUST ACTIVITIES

The Bank is related to several types of trusts. The different trust agreements according to the business purpose sought by the Bank are disclosed below:

27.1.	Financial trusts for investment purposes

Debt securities include mainly prepayments towards the placement price of provisional trust securities of the financial trusts under public and private offerings (Consubond, Garbarino, Accicom, Secubono, Carfacil Agrocap and Red Surcos). The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once the public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made, plus an agreed-upon compensation. If after making the best efforts, such trust securities cannot be placed, the Bank will retain the definitive trust securities.

In addition, the Bank’s portfolio is completed with financial trusts for investment purposes, trust securities of definitive financial trusts in public and private offering (Consubond, Garbarino, Chubut Regalías Hidrocarburíferas, Secubono, Megabono and Credicuotas Consumos) and certificates of participation (Saenz Créditos, Gas Tucumán and Arfintech).

As of September 30, 2019 and December 31, 2018, debt securities and certificates of participation in financial trusts for investment purposes total 1,370,747 and 1,383,743, respectively.

According to the latest accounting information available as of the date of issuance of these condensed consolidated interim financial statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

27.2.	Trusts created using financial assets transferred by the Bank (securitization)

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities for which collection is guaranteed by the cash flow resulting from such assets or group of assets. Through this way the funds that were originally used by the Bank to finance the loans are obtained earlier.

As of September 30, 2019 and December 31, 2018, considering the latest available accounting information as of the date of these condensed consolidated interim financial statements, the assets managed through Macro Fiducia SA (subsidiary) of this type of trusts amounted to 9,154 and 69,842, respectively.

27.3.    Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receive assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor's noncompliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send it to the Bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no noncompliance or delays by debtor in the obligations assumed with the beneficiary, the trustee shall not execute the guarantee and all excess amounts as to the value of the obligations are reimbursed by the trustee to the debtor.

As of September 30, 2019 and December 31, 2018, considering the latest available accounting information as of the date of these condensed consolidated interim financial statements, the assets managed by the Bank amounted to 1,059,435 and 269,507, respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures expressed in thousands of Pesos)

27.4.	Trusts in which the Bank acts as trustee (management)

The Bank, through its subsidiaries, performs management duties of the corpus assets directly according to the agreements, performing only trustee duties and has no other interests in the trust.

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors, for the following main purposes:

-	Guaranteeing, in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

-	Promoting the production development of the private economic sector at a provincial level.

-	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

As of September 30, 2019 and December 31, 2018, considering the latest available accounting information as of these condensed consolidated interim financial statements, the assets managed by the Bank amounted to 6,282,923 and 3,021,849, respectively.

28.	COMPLIANCE WITH CNV REGULATIONS

28.1 Compliance with CNV standards to act in the different agent categories defined by the CNV:

28.1.1 Operations of Banco Macro SA

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV rules (as per General Resolution No. 622/2013, as amended), the Bank is registered with this agency as agent for the custody of collective investment products of mutual funds (AC PIC FCI, for their acronyms in Spanish), comprehensive clearing and settlement agent and trading agent (ALyC and AN – comprehensive, for their acronyms in Spanish), financial trustee agent (FF, for its acronym in Spanish) and Guarantee Entity (in the process of being registered).

Additionally, the Bank’s shareholders’ equity exceeds the minimum amount required by this regulation, amounting to 21,000, as well as the minimum statutary guarantee account required of 12,000, which the Bank paid-in with government securities as described in note 26 and the cash deposits in BCRA accounts 000285 and 80285 belogning to the Bank.

28.1.2 Operations of Banco del Tucumán SA

Considering Banco del Tucumán SA’s current operations, and according to the different categories of agents established by CNV rules (as per General Resolution No. 622/2013, as amended), such Bank is registered with this agency under the following agent categories: mutual investment funds placement and distribution agent (ACyD FCI), and clearing and settlement agent and trading agent (ALyC and AN – Individual).

Additionally, the shareholders’ equity of this Subsidiary exceeds the minimum amount required by this regulation, amounting to 18,250, as well as the minimum statutary guarantee account required of 9,000, which the subsidiary paid-in with government securities.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures expressed in thousands of Pesos)

28.1.3 Operations of Macro Securities SA

Considering the current operations of this subsidiary, and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, such Company is registered under the following categories: clearing and settlement agent, trading agent, comprehensive trading agent and mutual investment funds placement and distribution agent (ALyC, AN, AN – comprehensive and ACyD FCI).

Additionally, the shareholders’ equity of such Company exceeds the minimum amount required by this regulation, amounting to 18,125 and the minimum statutary guarantee account required of 9,000, which the Company paid-in with mutual fund shares.

28.1.4 Operations of Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión SA

Considering the current operations of this subsidiary, and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, such Company is registered as agent for the Administration of Collective Investment Products of Mutual Funds.

Additionally, the shareholders’ equity of this Company exceeds the minimum amount required by this regulation, amounting to 500 plus 100 per each additional mutual fund it administers, and the minimum statutary guarantee account amounting to 1,100 and is paid-in with mutual fund shares.

28.1.5 Operations of Macro Fiducia SA

Considering the current operations of this subsidiary and according to the provisions established by CNV effective as of the approval of General Resolution 622/2013, as amended, issued by such agency, such Company is registered as financial trustee agent and nonfinancial trustee agent.

Additionally, the shareholders’ equity of such Company exceeds the minimum amount required by this regulation, amounting to 6,000, and the minimum statutary guarantee account amounting to 3,000 and is paid-in with mutual fund shares.

28.2 Documents in custody

As a general policy, the Bank delivers for custody to third parties the documentary support of its aged accounting and management operations, i.e. those whose date is prior to the last fiscal year-end, except for the Inventory Book, in which aging is deemed to include those with a date prior to the two fiscal years ended. In compliance with CNV General Resolution No. 629 requirements, the Bank has placed (i) the Inventory Books for fiscal years ended through December 31, 2016 included, and (ii) certain documentation supporting the economic transactions for fiscal years ended through December 31, 2017, included, under the custody of the following companies: AdeA Administradora de Archivos SA (warehouse located at Ruta 36, km 31.5, Florencio Varela, Province of Buenos Aires) and ADDOC Administración de Documentos SA (warehouse located at Avenida Circunvalación Agustín Tosco with no number, Colectora Sur, between Puente San Carlos and Puente 60 blocks, Province of Córdoba and Avenida Luis Lagomarsino 1750, formerly Ruta 8 Km 51.200, Pilar, Province of Buenos Aires).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures expressed in thousands of Pesos)

28.3 As depositary of mutual funds

As of September 30, 2019 Banco Macro SA, in its capacity as depositary company, holds in custody the shares in mutual funds subscribed by third parties and assets from the following mutual funds (see Note 32):

Fund	Number of shares	Equity
Pionero Pesos	543,325,701	3,286,888
Pionero Renta Ahorro	248,194,202	2,476,876
Pionero F F	28,005,176	276,186
Pionero Renta	3,616,039	62,601
Pionero Acciones	9,035,734	186,926

Pionero Renta Plus	579,538	17,040
Pionero Empresas FCI Abierto Pymes	212,751,153	800,488
Pionero Pesos Plus	1,490,632,351	5,807,347
Pionero Renta Ahorro Plus	152,482,483	326,679
Pionero Renta Mixta I	12,559,243	19,426
Pionero Renta Mixta II	26,374	50
Pionero Renta Estratégico	555,014,792	693,028
Pionero Renta Capital	50,000	50
Pionero Argentina Bicentenario	303,922,049	334,263
Pionero Ahorro Dólares	22,531,498	1,039,916
Pionero Renta Global	50,000	2,878
Pionero Renta Fija Dólares	7,408,309	271,533
Argenfunds Renta Pesos	572,305,489	1,737,523
Argenfunds Renta Argentina	16,690,107	67,545
Argenfunds Ahorro Pesos	104,506,535	566,715
Argenfunds Renta Privada FCI	30,998,946	212,755
Argenfunds Abierto Pymes	186,558,376	252,102
Argenfunds Renta Total	865,652,641	2,445,801
Argenfunds Renta Flexible	330,816,302	765,085
Argenfunds Renta Dinámica	148,073,349	242,962
Argenfunds Renta Mixta	45,839,132	59,669
Argenfunds Renta Global	22,413,248	46,440
Argenfunds Renta Capital	20,702,205	1,208,280
Argenfunds Renta Balanceada	48,349,892	96,188
Argenfunds Liquidez	2,753,552,134	3,189,393
Argenfunds Retorno Absoluto	429,841,277	400,398
Argenfunds Renta Crecimiento	598,949	30,856
Argenfunds Renta Mixta Plus	3,000	158
Argenfunds Renta Variable	100,000	90

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures expressed in thousands of Pesos)

29.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for September 2019 are listed below, indicating the amounts as of month-end of the related items:

Description	Banco Macro SA	Banco del Tucumán SA
Cash and deposits in banks
Amounts in BCRA accounts	51,852,760	3,114,519

Other debt securities
BCRA Internal Bills computable for the minimum cash requirements	23,320,035	378,783
Government securities computable for the minimum cash requirements	8,891,911

Financial assets delivered as guarantee
Special guarantee accounts with the BCRA	6,269,481	832,908
Total	90,334,187	4,326,210

30.	PENALTIES APPLIED TO THE FINANCIAL ENTITY AND SUMMARY PROCEEDINGS INITIATED BY THE BCRA

BCRA Communiqué “A” 5689, as supplemented and amended, requires financial institutions to disclose in their financial statements certain information regarding summaries and penalties received from certain regulatory authorities, regardless of the amounts involved and the final conclusions of each case.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures expressed in thousands of Pesos)

Next follows a description of the situation of Banco Macro SA and Banco del Tucumán SA as of September 30, 2019:

Banco Macro SA

Summary proceedings filed by the BCRA

Financial summary proceedings: No. 1496 dated 02/24/2016.

Reason: control observations over subsidiaries.

Proceeding filed against: Banco Macro SA and the Members of the Board of Directors (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Luis Carlos Cerolini, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Constanza Brito and Emanuel Antonio Alvarez Agis).

Status: pending resolution before the BCRA. On 04/07/2016, we filed the defenses and evidence. On 05/18/2016 we requested on behalf of Mr. Delfín Jorge Ezequiel Carballo the resolution of the motion for lack of standing to be sued. As of the date, it is pending resolution.

Penalties imposed by the BCRA

Financial summary proceedings: No. 1401 dated 08/14/2013.

Reason: alleged failure in financing to the nonfinancial public sector, for temporary overdrafts through checking accounts of the Municipality of Córdoba and Reconquista. Penalty amount: 2,400.

Proceeding filed against: Banco Macro SA and the members of the Board (Jorge Horacio Brito, Jorge Pablo Brito and Marcos Brito).

Status: on 03/02/2015 the BCRA passed Resolution No. 183/15 imposing fines to the Bank. Therefore and against such resolution, a direct appeal was filed to the CNACAF. Courtroom IV of the CNACAF sustained the appeal filed by the Bank and annulled the decision imposing the fines to the Bank. Consequently, the BCRA filed a federal extraordinary appeal, which was dismissed. Finally, BCRA lodged a motion for reconsideration of dismissal of the extraordinary appeal with the CSJN, which is still pending resolution.

Penalties imposed by the Financial Information Unit (UIF)

File: No. 62/2009 dated 01/16/2009.

Reason: observations on the purchase of foreign currency from April 2006 through August 2007. Penalty amount: 718.

Penalty imposed on: Banco Macro SA and those in charge of anti-money laundering regulation compliance (Juan Pablo Brito Devoto and Luis Carlos Cerolini).

Status: the UIF passed Resolution No. 72/2011 on 06/09/2011, imposing fines to those responsible. After successive remedies filed by the Bank, part of the fines were dismissed in relation to statute-barred periods, and the decision became final on June 25, 2019; therefore, the case file will be submitted to the UIF to readjust fines to the open period.

File: No. 248/2014 (UIF Note Presidency 245/2013 11/26/2013) dated 07/30/2014.

Reason: alleged deficiencies in preparing certain “Reports on suspicious transactions (ROS)” due to cases of infringement detected in certain customer files. Penalty amount: 330.

Penalty imposed on: Banco Macro SA, the members of the Board and those in charge of anti-money laundering regulation compliance (Luis Carlos Cerolini – both as Compliance Officer and Director - and Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Emanuel Antonio Alvarez Agis, Marcos Brito and Rafael Magnanini –as Directors of Banco Macro SA).

Status: on 12/26/2016 the UIF passed Resolution No. 164/16 imposing fines on those responsible and issuing a favorable decision on the plea of lack of capacity to be sued lodged by Messrs. Carballo and Magnanini. Against such resolution, the Bank and the individual responsibles filed direct appeals, which will be decided at Room III of the CNACAF. Such appeals were dismissed through a final sentence dated 07/18/2019. The term to file the federal extraordinary appeal against such resolution is already running. On 08/15/2019, the Bank filed a federal extraordinary appeal which was dismissed through resolution dated 09/26/2019. Against such resolution, on 10/03/2019 the Bank filed an appeal to Argentine Supreme Court.

Although the above described penalties do not involve material amounts, as of the date of issuance of these condensed consolidated interim financial statements, the total amount of monetary penalties received, pending payment due to any appeal lodged by the Bank, amounts to 718 and was recognized according to the BCRA Communiqués “A” 5689 and 5940, as amended and supplemented.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures expressed in thousands of Pesos)

Additionally, there are pending summary proceedings before the CNV and the UIF, as described below:

File: No. 1480/2011 (CNV Resolution No. 17529) dated 09/26/2014.

Reason: potential noncompliance with the obligation to inform a “Significant Event”.

Persons subject to summary proceedings: Banco Macro SA, the members of the Board, the regular members of the Statutory Audit Committee and the person/s responsible for market relations (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Carlos Cerolini, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Daniel Hugo Violatti, Ladislao Szekely, Santiago Marcelo Maidana and Herman Fernando Aner).

Status: on 10/28/2014 the Bank and the persons involved filed their defenses offering evidence and requesting their acquittal. On 08/03/2015 the term to produce evidence was closed and on 08/19/2015 the defendants lodged their memorials. To the date hereof this action is still pending resolution.

File: 2577/2014 (CNV Resolution No. 18863) dated 07/20/2017.

Reason: potential noncompliance with de provisions of section 59, Law 19550, and paragraph 1 of Chapter 6 Section 19 of Article IV of Chapter II of CNV Rules (Revised 2013, as amended) in force at the time of the issues under analysis.

Persons subject to summary proceedings: Banco Macro SA, in its capacity as custody agent of collective investment products of mutual funds, regular directors and regular members of the Statutory Audit Committee (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Luis Carlos Cerolini, Federico Pastrana, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Constanza Brito, Emmanuel Antonio Alvarez Agis, Alejandro Almarza, Carlos Javier Piazza and Vivian Haydee Stenghele).

Status: On May 22, 2019, the CNV (Argentine Securities Commission) issued Resolution No. 80/2019, whereby a warning penalty was imposed on the persons subject to the summary proceedings (except for Delfín J. E. Carballo and Federico Pastrana, as to whom the lack of capacity to be sued was sustained). On June 7, 2019, the Bank, its directors and statutory auditors filed a direct remedy requesting the abrogation of the penalty. The case file is still pending submission to the Federal Civil and Commercial Court of Appeals in and for the City of Buenos Aires. The file was submitted to the Federal Civil and Commercial Court of Appeals, which issued the resolution for the commencement of proceedings on 19/09/2019. To date, no notice of direct appeal was served upon the CNV.

File: No. 137/2015 (UIF Resolution No. 136/2017) dated 12/19/2017.

Reason: alleged breach to the contents of the Code of Procedure applicable to Anti-money Laundering and Terrorism Financing as Settlement and Clearing Agent at the time of an inspection of the CNV and to the Internal Audit Process referred to in its capacity as comprehensive settlement and clearing agent (UIF Resolution No. 229/2011, as amended).

Persons subject to summary proceedings: Banco Macro SA, members of the Management Body during the period that is the subject matter of these summary proceedings (Jorge Horacio Brito, Jorge Pablo Brito, Juan Pablo Brito Devoto, Constanza Brito, Marcos Brito, Delfín Jorge Ezequiel Carballo, Delfín Federico Ezequiel Carballo, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Emmanuel Antonio Alvarez Agis, Nicolás Alejandro Todesca, Carlos Alberto Giovanelli, José Alfredo Sanchez, Martín Estanislao Gorosito, Roberto Julio Eilbaum, Mario Luis Vicens, Nelson Damián Pozzoli, Luis María Blaquier, Ariel Marcelo Sigal, Alejandro Eduardo Fargosi, Juan Martin Monge Varela and Luis Cerolini in his double capacity as Compliance Officer and member of the Management Body).

Status: on 04/23/2019, UIF passed Resolution No. 41, whereby it imposed fines to responsibles. Against such resolution, the Bank, its Board of Directors and its Statutory audits filed a direct appeal on 06/12/2019, requesting a repeal of the penalty imposed. Such appeal is in process at CNACAF. The file was submitted to Courtroom IV of CNACAF that received the proceedings on 06/21/2019. To date, no notice was served to the UIF.

File: No. 1208/2014 (UIF Resolution No. 13/2016) dated 1/15/2016.

Reason: alleged failure to comply with the Anti-Money Laundering Law, as amended, and UIF Resolution No. 121/11.

Persons subject to the summary proceedings: Banco Macro SA, Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Carlos Cerolini, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Marcos Brito and Emmanuel Antonio Álvarez Agis.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures expressed in thousands of Pesos)

Status: on 05/17/2019 UIF passed resolution No. 13/2016, whereby it filed the summary proceedings related with observations over an overall inspection performed by BCRA. On 06/15/218, the responsibles filed their defenses. On 7/2/2018, the UIF sustained the lack of capacity to be sued of Delfín Jorge Ezequiel Carballo, discarding his responsibility in this summary proceeding. The proceedings were opened to the production of evidence and closing of the evidence stage; on September 2018 the defendants lodged their memorial. As of the date, is pending to issue an administrative resolution.

File: No. 379/2015 (UIF Resolution No. 96/2019) dated 09/17/2019

Reason: alleged failure to comply with the Anti-Money Laundering Law, as amended, and UIF Resolution No. 121/11.

Persons subject to the summary proceedings: Banco Macro SA, Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Emanuel Antonio Alvarez Agis, Constanza Brito and Luis Carlos Cerolini.

Status: On 10/02/2019, Banco Macro SA and the individual responsables were passed of the initiation of the proceedings. As of the date is pending to file the defenses.

Files ended during the period

BCRA financial summary proceedings No. 1380 dated 03/11/2013: alleged excess in the assets used for guarantee purposes, with effects on related statutory operation ratios; alleged failure to fulfill with the limitations of deposit increase, book records observations, neglect to present the corresponding accounting disclosure of such excess and failures according to Bank’s requirements. ). On 06/19/2019, the CSJN decided to dismiss the appeal, ending the fine imposed by the Central Bank for an amount of 2,000.

Banco del Tucumán SA

Files ended during the period

Financial Summary Proceedings of BCRA No. 1349 dated 09/07/2012: alleged breach of the provisions of Communiqué “A” 3054, OPRAC 1-476, Exhibit, Article 2, section 2.1 and Article 3, section 3.1.2.; and Communiqué “A” 4798, OPRAC 1-613, Exhibit, Article 4, section 41., regarding the financing to the nonfinancial public sector, for the acquisition of secured loans without the appropriate authorization by the BCRA. On 06/13/2019 the Courtroom IV of CNACAF issued a new resolution, whereby decided to dismissed the unconstitutionality request, thus it became final for an amount of 1,440.

31.	CORPORATE BONDS ISSUANCE

The corporate bond liabilities recorded by Banco Macro SA in these condensed consolidated interim financial statements amount to:

Corporate Bonds	Original value			Residual face value as of 09/30/2019		09/30/2019	12/31/2018
Subordinated Resettable – Class A	USD	400,000,000	(a.1)	USD	400,000,000	23,726,491	15,288,390

Nonsubordinated – Class B	Ps.	4,620,570,000	(a.2)	Ps.	3,391,052,000	3,076,448	3,460,899

Nonsubordinated – Class C	Ps.	3,207,500,000	(a.3)	Ps.	3,207,500,000	2,931,790	2,916,412

Total						29,734,729	21,665,701

a.1)  On April 26, 2016, the general regular shareholders’ meeting approved the creation of a Global Program for the Issuance of Medium-Term Debt Securities, in accordance with the provisions of Law No. 23,576, as amended and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies, under which it is possible to issue simple corporate bonds, not convertible into shares in one or more classes. Also, on April 28, 2017, the General and Special Shareholder’ Meeting resolved to extend the maximum amount of the abovementioned Global Program up to USD 1,500,000,000 (one thousand five hundred million US dollars).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures expressed in thousands of Pesos)

On November 4, 2016, under the abovementioned Global Program, Banco Macro SA issued Subordinated Resettable Corporate Bonds, class A, at a fixed rate of 6.750% p.a. until reset date, fully amortizable upon maturity (November 4, 2026) for a face value of USD 400,000,000 (four hundred million US dollars), under the terms and conditions set forth in the pricing supplement dated October 21, 2016. Interest is paid semiannually on May 4 and November 4 of every year and the reset date will be November 4, 2021. Since reset date, these Corporate Bonds will accrue a benchmark reset rate plus 546.3 basis points, according to the abovementioned terms and conditions.

In addition, the Bank has the option to fully redeem the issuance as the reset date and under the conditions established in the pricing supplement after that date. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.

a.2)  On May 8, 2017, under the Global Program mentioned on item a.1), Banco Macro SA issued non-subordinated simple corporate bonds Class B not convertible into shares, at a fixed rate of 17.50%, fully amortizable upon maturity (May 8, 2022) for a face value of pesos 4,620,570,000 equivalent to USD 300,000,000 (three hundred million US dollars), under the terms and conditions set forth in the price supplement dated April 21, 2017. Interest is paid semiannually on November 8 and May 8 of every year, beginning on November 8, 2017.

In addition, the Bank may fully redeem the issuance for tax matters, but not partially. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.

On October 17, 2018 the Board of Directors decided to pay off these corporate bonds for a face value of 1,229,518,000, equivalent to the amount of purchases made to that date.

As of the date of issuance of these condensed consolidated interim financial statements, the Bank made purchases of this issuance for a face value of pesos 501,861,000, with a remaining outstanding face value of 2,889,191,000. Additionally, on October 16, 2019, the Board of Directors decided to pay off these corporate bonds for the amount of the purchases made.

a.3)  On April 9, 2018, under the Global Program mention on item a.1), Banco Macro SA issued non subordinated simple corporate bonds Class C, for a face value of pesos 3,207,500,000, at an annual variable rate equivalent to the sum of (i) Badlar private rate applicable for the related accrued period; plus (ii) applicable margin of 3.5% p.a., fully amortizable upon maturity (April 9, 2021). Interest will be paid quarterly for the periods due on July 9, October 9, January 9 and April 9 of every year, beginning on July 9, 2018.

In addition, the Bank may fully redeem the issuance for tax matters, but not partially. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.

As of the date of issuance of these condensed consolidated interim financial statements, the Bank made purchases of this issuance for a face value of 750,500,000, with a remaining outstanding face value of pesos 2,457,000,000. Additionally, on October 16, 2019, the Board of Directors decided to pay off these corporate bonds for the amount of the purchases made.

The Shareholder´s Meeting held on April 27, 2019, resolved to increase the maximum amount of the Global Program for the Issuance of Corporate Bonds for a face value from USD 1,500,000,000 to USD 2,500,000,000 or an equal amount in other currencies, as determinated by the Board of Directors in due time. During the meeting held on April 10, 2019 the Board of Directors decided to use the maximum amount of the Global Program for the Issuance of Corporate Bonds approved on April 27, 2018, i.e., U$S 1,000,000,000 (one billon US dollars) or an equal amount in other currencies or value units, for the issuance of Corporate Bonds under CNV frequent system.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures expressed in thousands of Pesos)

32.	OFF BALANCE SHEET TRANSACTIONS

In addition to note 4, the Bank recognizes different off balance sheet transactions, pursuant to the BCRA standards. Below are the amounts of the main off Balance sheet transactions as of September 30, 2019 and December 31, 2018:

Item	09/30/2019	12/31/2018
Custody of government and private securities and other assets held by third parties	88,727,794	80,052,243

Preferred and other collaterals received from customers (1)	48,794,761	45,544,953

Outstanding checks not paid yet	7,464,278	3,353,434

Checks already deposited and pending clearance	3,195,373	1,680,896

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force in this matter.

33.	TAX AND OTHER CLAIMS

33.1.	Tax claims

The AFIP and tax authorities of the relevant jurisdictions have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax). As a result, there are claims pending at court and/or administrative levels, either subject to discussion or appeal. The most significant claims are summarized below:

a)	AFIP’s challenges against the income tax returns filed by former Banco Bansud SA (for the fiscal years since June 30, 1995, through June 30, 1999, and of the irregular six-month period ended December 31, 1999) and by former Banco Macro SA (for the fiscal years ended since December 31, 1998, through December 31, 2000).

The matter under discussion that has not been resolved as yet and on which the regulatory agency bases its position is the impossibility of deducting credits that have collateral security, an issue that has been addressed by the Federal Administrative Tax Court and CSJN in similar cases, which have issued resolutions that are favorable to the Bank’s position.

b)	Ex-officio turnover tax assessments in progress and/or adjustments pending resolution by the tax authorities of certain jurisdictions.

c)	Pursuant to section 2, Presidential Decree No. 814/01, the Bank began applying the 17% rate instead of the 21% rate to settle payroll taxes as from November 2012. According to such presidential decree, the contributions made by private sector employers and by those governed by section 1, Law No. 22,016, would be taxable at a single and reduced 16% rate (subsequently, 17%).

The Bank was included in the scope of the abovementioned presidential decree merely due to the state’s interest governed by General Business Associations Law No. 19,550 and based on the clarifications included subsequently in Tax Reform Law No. 27,430. The Argentine Government has an interest on the Bank through the ANSES-FGS (Sustainability Guarantee Fund), as a result of the nationalization of funds from AFJPs (private pension fund managers) in 2008. As of September 30, 2019, such interest represents 27.49% of the capital stock of Banco Macro S.A. and, by exercising its voting rights, it managed to appoint the members of the Board of Directors and the Statutory Audit Committee.

On February 20, 2018, the AFIP (Federal Public Revenue Agency) required Banco Macro to clarify the reasons for using such reduced rate. On March 14, 2018, the Bank provided a detailed explanation ratifying its position.

After different procedures and the submission of factual and legal grounds, as the Bank is allowed to do by law, the AFIP submitted the case file for consultation to the Ministry of Economy, which in turn submitted it to the Argentine Attorney General’s Office on April 3, 2019, to request its participation in its capacity as the superior authority of the body of Argentine Government’s attorneys and legal services for federal public administration, where the case file is lodged as of the date of issuance of the accompanying condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures expressed in thousands of Pesos)

Even though the Argentine Attorney General’s Office has issued no resolution in this regard as of the date of the accompanying interim condensed consolidated financial statements, the Bank decided to join the installment-payment plan from November 2012 through March 2019, pursuant to AFIP General Resolution No. 4477/2019. The plan offered 60 installments, an interest rate that is significantly lower than current rates applicable to tax or social security obligations and a material fine reduction. This entailed an economic and financial benefit for the Bank because, in connection with the settlement of the abovementioned social security payables and even within the context of appeals against resolutions affecting its rights, it would have required the full payment of the periods challenged –potentially obtaining the reimbursement of the amounts paid– at a 6% annual nominal rate, in accordance with the legal framework then effective.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above-mentioned proceedings other than those disclosed in these condensed consolidated interim financial statements.

33.2.	Other claims

In addition, before merging with and into the Bank, Banco Privado de Inversiones SA (BPI) had a pending class action styled “Adecua v. Banco Privado de Inversiones on ordinary proceedings”, File No. 19073/2007, pending with Commercial Court No. 3 in and for the City of Buenos Aires, Clerk’s Office No. 5, whereby it was required to reimburse to its clients the life insurance amounts overcharged to amounts payable, as well as to reduce the amounts charged in this regard in the future; this legal proceeding was concluded upon the abovementioned merger because BPI complied in full with the terms of the court-approved agreement reached with Adecua before answering the complaint. However, in March 2013, when BPI had already been merged with and into the Bank, the trial court resolved to amend the terms of the agreement and ordered the reimbursement of amounts of money to a larger number of clients as compared to the number arising from the terms approved by the court in due time. Such resolution was appealed by the Bank as BPI’s surviving company. The appeal was dismissed by the Court of Appeals, which abrogated both the trial court decision and the court-approved agreement, thus ordering the Bank to answer the complaint. This gave rise to the filing of an extraordinary appeal against such decision, as well as the subsequent filing of a complaint for the extraordinary appeal denied. It is currently pending with the Argentine Supreme Court.

Moreover, the Bank is also subject to three class actions initiated by consumers’ associations for the same purpose: a) Adecua v, Banco Macro on ordinary proceedings, File No. 20495/2007, pending with Commercial Court No.7 in and for the City of Buenos Aires, Clerk’s Office No. 13; b) Damnificados Financieros Asociación Civil Para Su Defensa et al v, Banco Macro on summary proceedings, File No. 37729/2007, pending with Commercial Court No. 7 in and for the City of Buenos Aires, Clerk’s Office No. 13; c) Unión de Usuarios y Consumidores v. Nuevo Banco Bisel on ordinary proceedings, File No. 44704/2008, pending with Commercial Court No. 26 in and for the City of Buenos Aires, Clerk’s Office No. 52.

There are also other class actions initiated by consumer protection associations in relation to the collection of certain commissions and/or financial charges or practices and certain withholdings made by the Bank to individuals as Buenos Aires City stamp tax withholding agent.

Furthermore, there is a case challenging the Bank for charging credit card users until December 2014 a commission for “purchase limit excess” that consisted of a percentage over the purchase limit excess amount. It is styled “User and Consumer Union et. al v. Banco Macro SA on summary proceedings” [Unión de Usuarios y Consumidores y otro c/ Banco Macro SA s/ Sumarísimo], file No. 31958/2010, pending with Commercial Court No. 1 in and for the City of Buenos Aires, Clerk’s Office No 1. On 03/15/2019 a court order was passed against the Bank from a trial court that ordered the reimbursement for all the collected amounts plus VAR and interest. Although this court decision was appealed, the Entity understands that there is a low probability that a favorable ruling shall be obtained from the trial court, as the Entity became aware that the Court of Appeals approved related actions against other two banks. The terms are currently suspended, and a negotiation stage was opened.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above-mentioned proceedings other than those disclosed in these condensed consolidated interim financial statements.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures expressed in thousands of Pesos)

34.	RESTRICTION ON DIVIDENDS DISTRIBUTION

a)	According to BCRA regulations, 20% of Banco Macro SA income for the year plus/less prior-year adjustments and less accumulated losses as for the prior year-end, if any, should be allocated to the legal retained earnings.

b)	Pursuant to Law No. 25,063, dividends to be distributed in cash or in kind in excess of taxable income accumulated at the end of the fiscal year immediately preceding the payment or distribution date shall be subject to a 35% income tax withholding as a single and definitive payment. For this purpose, income to be considered in each year will result from adding dividends or earnings from other corporations not computed in the calculation of those earnings in the same tax period(s) to the earnings determined under application of Income Tax Law, and deducting the tax paid for the tax period(s) in which the earnings, or the related proportional amount, being distributed were generated. This withholding shall not be applicable to earnings distributions accrue in the fiscal years beginning as of January 1, 2018.

c)	Through BCRA rules related to Earnings distribution of financial entities, the BCRA establishes the general procedure to distribute earnings. According to that procedure, earnings may only be distributed if certain circumstances are met such as no records of financial assistance from the BCRA due to illiquidity or shortages in payments of minimum capital or minimum cash requirement deficiencies and not being subject to the provisions of sections 34 and 35 bis of the Financial Entities Law (sections dealing with tax payment and restructuring agreements and reorganization of the Bank), among other conditions listed in the abovementioned communiqué that must be met. In addition, as established by the BCRA, the earnings distribution approved by the Shareholders’ Meeting of the Bank could only be formalized once the Superintendence of Financial and Foreign Exchange Institutions assesses the potential effects of the application of IFRS according to Communiqué “A” 6430 (section 5.5 IFRS 9 “Impairment”) and the restatement of financial statements according to Communiqué “A” 6651.

Profits may only be distributed if the financial entity has positive results, after deducting, on a nonaccounting basis, from retained earnings and the optional reserves for the future distribution of profits, (i) the amounts of the legal and other earnings reserves which are mandatory, (ii) all debit amounts of each one of the accounting items recognized in “Other Comprehensive Income”, (iii) income from of the revaluation of property, plant and equipment, intangible assets and investment property, (iv) the positive net difference between the amortized cost and the fair value of government debt instruments and/or monetary regulation instruments issued by the BCRA for those instruments recognized at amortized cost, (v) the adjustments identified by the Superintendence of Financial and Exchange Entities of the BCRA or by the independent external auditor and that have not been recognized in the accounting records and (vi) certain franchises granted by the BCRA. Additionally, no profit distributions shall be made out of the profit originated as a result of the first-time application of the IFRS, which shall be recognized in a special reserve, which as of September 30, 2019 amounted to 3,475,669 and is recognized in unappropriated retained earnings.

d)	Pursuant to CNV General Resolution No. 593, the Shareholders’ Meeting in charge of analyzing the annual financial statements will be required to decide on the application of the Bank’s retained earnings, such as the actual distribution of dividends, the capitalization thereof through the delivery of bonus shares, the creation of earnings reserves additional to the Legal earnings retained or a combination of any of these applications.

35.	CAPITAL MANAGEMENT, CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT

As financial institutions, Banco Macro SA and Banco del Tucumán SA are governed by the Financial Entities Law No. 21,526, as supplemented, and the regulations issued by the BCRA and are exposed to intrinsic risks related to the financial industry. Moreover, they adhere to the good banking practices laid out in BCRA Communiqué “A” 5201 (Financial Entities Corporate Governance Guidelines) as supplemented. Detailed explanations about the main aspects related to capital management and corporate governance transparency policy and risk management related to the Bank, are disclosed in note 39 to the consolidated financial statements as of December 31, 2018, already issued.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures expressed in thousands of Pesos)

Additionally, the table below shows the minimum capital requirements measured on a consolidated basis, effective for the month of September 2019, together with the integration thereof (computable equity) as of the end of such month:

Description	09/30/2019
Minimum capital requirements	26,748,307
Computable equity	86,793,393
Capital surplus	60,045,086

36.	ADDITIONAL DISCLOSURES

The table below shows the amounts corresponding to the detail of Government and private debt securities as of September 30, 2019 and December 31, 2018.

Description	09/30/2019	12/31/2018
Debt securities at fair value through profit or loss
Government debt securities	752,788	1,242,849
Private securities	742,961	1,392,398
Total debt securities at fair value through profit or loss	1,495,749	2,635,247

Other debt securities
At fair value through OCI
Government securities	380,362	758,909
Central Bank internal bills	54,897,859	55,069,908
Government securities – Foreign	1,150,834	604,766
Total at fair value through OCI	56,429,055	56,433,583
At amortized cost
Government securities (see notes 9 and 37)	16,688,510	8,148,427
Private securities	3,452,515	2,749
Total at amortized cost	20,141,025	8,151,176
Total other debt securities	76,570,080	64,584,759
Equity instruments
At fair value through profit or loss	1,512,249	51,518
Total equity instruments	1,512,249	51,518

37.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT OF THE FINANCIAL AND CAPITAL MARKETS

The international and local macroeconomic context generates a certain degree of uncertainty regarding its future progress as a result of the financial assets and foreign exchange market volatility and, additionally certain political events and the level of economic growth, among other issues.

Particularly at a local level, as a step prior to general elections held on October 27, 2019, on Sunday August 11, 2019, the PASO (open primary election) was held, with an adverse outcome for the official party. On Monday August 12, there was a very significant general decrease in the market values of Argentine government and private financial instruments, and the country-risk premium and the US dollar value increased significantly. During the week following the election, the Argentine Government adopted a series of economic measures to lessen the effects of volatility on population in general, while the benchmark interest rate remained at high levels according to the contraction monetary policy applied by the BCRA.

On August 28, 2019, the Federal Executive issued Presidential Decree No. 596/2019, which established payment obligations in relation to Argentine short-term public debt securities (Letes, Lecaps, Lelinks and Lecer), to be settled following a schedule. The effects and payment schedule are detailed in note 9.

Apart from the term extension in relation to the securities previously mentioned, the Federal Executive sent a bill to the Argentine Congress to incorporate into government securities under the Argentine legislation class action clauses to allow for an orderly reprofiling of maturity dates, similarly to the securities under foreign legislation. As of the date of issuance of these financial statements, such bill was not approved by the Argentine Congress.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 39)

(Figures expressed in thousands of Pesos)

Subsequently, on September 1, 2019, through Presidential Decree No. 609/2019 and BCRA Communiqué “A” 6770, certain restrictions were imposed on the foreign exchange market with different scopes and specifications for natural and artificial persons, including the acquisition of foreign currency for hoarding, transfers abroad and foreign trade transactions, among other matters.

Finally, on October 27, 2019, the general presidential election was held, resulting in the defeat of the official party; therefore, on December 10, 2019, the new Argentine president shall take office and replace the former president. With the definition of the election outcome, the BCRA issued Communiqué “A” 6815, which set new restrictions to the acquisition of foreign currency for hoarding, so as to preserve its reserves, as they had dropped significantly due to the retail demand during the weeks prior to the presidential election.

As of the date of issuance of these condensed consolidated interim financial statements, there is still a high volatility level in the abovementioned variables, while the Argentine peso-to-US dollar exchange rate as of November 7, 2019, amounted to ARS 59.5977-to-USD 1.

Therefore, the Bank’s Management permanently monitors any changes in the abovementioned situations in international and local markets, to determine the possible actions to adopt and to identify the possible impact on its financial situation that may need to be reflected in the future financial statements.

38.	EVENTS AFTER REPORTING PERIOD

No other events occurred between the end of the period and the issuance of these condensed consolidated interim financial statements that may materially affect the financial position or the profit and loss for the period, not disclosed in these condensed consolidated interim financial statements.

39.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These condensed consolidated interim financial statements are presented in accordance with the accounting framework established by the BCRA, as mentioned in note 3. These accounting standards may not conform with accounting principles generally accepted in other countries.

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT B

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING

 BY SITUATION AND COLLATERAL RECEIVED

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

(Translation of the financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos)

	09/30/2019	12/31/2018
COMMERCIAL

In normal situation	87,703,077	70,071,286
With senior “A” collateral and counter-collateral	2,406,982	2,554,501
With senior “B” collateral and counter-collateral	11,186,037	8,453,117
Without senior collateral or counter-collateral	74,110,058	59,063,668

Subject to special monitoring	715,868	213,632
In observation
With senior “A” collateral and counter-collateral	83,805	3,226
With senior “B” collateral and counter-collateral	188,862	68,007
Without senior collateral or counter-collateral	188,424	41,805
In negotiation or with financing agreements
With senior “A” collateral and counter-collateral		43,592
Without senior collateral or counter-collateral	254,777	57,002

Troubled	201,682	633,432
With senior “B” collateral and counter-collateral	62,659	179,598
Without senior collateral or counter-collateral	139,023	453,834

With high risk of insolvency	194,645	283,394
With senior “A” collateral and counter-collateral	9,174	1,223
With senior “B” collateral and counter-collateral	39,699	182,130
Without senior collateral or counter-collateral	145,772	100,041

Irrecoverable	17,983
With senior “B” collateral and counter-collateral	17,644
Without senior collateral or counter-collateral	339

Subtotal Commercial	88,833,255	71,201,744

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT B

(Continued)

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING

BY SITUATION AND COLLATERAL RECEIVED

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

(Translation of the financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos)

	09/30/2019	31/12/2018
CONSUMER AND MORTGAGE

Performing	111,225,852	108,845,927
With senior “A” collateral and counter-collateral	1,819,928	2,959,968
With senior “B” collateral and counter-collateral	14,875,670	14,552,408
Without senior collateral or counter-collateral	94,530,254	91,333,551
Low risk	1,860,566	2,074,849
With senior “A” collateral and counter-collateral	62,081	48,130
With senior “B” collateral and counter-collateral	204,282	192,993
Without senior collateral or counter-collateral	1,594,203	1,833,726
Medium risk	1,526,970	1,420,894
With senior “A” collateral and counter-collateral	18,329	16,916
With senior “B” collateral and counter-collateral	188,301	79,214
Without senior collateral or counter-collateral	1,320,340	1,324,764
High risk	1,455,223	961,047
With senior “A” collateral and counter-collateral	9,253	13,707
With senior “B” collateral and counter-collateral	86,214	39,126
Without senior collateral or counter-collateral	1,359,756	908,214
Irrecuperable	506,961	234,151
With senior “A” collateral and counter-collateral	16,352	1,260
With senior “B” collateral and counter-collateral	107,813	26,998
Without senior collateral or counter-collateral	382,796	205,893
Irrecoverable according to Central Bank's rules	597	904
Without senior collateral or counter-collateral	597	904
Subtotal consumer and mortgage	116,576,169	113,537,772
Total	205,409,424	184,739,516

This exhibit discloses the contractual figures as established by the BCRA. The conciliation with the consolidated statement of financial position is listed below:

	09/30/2019	12/31/2018
Loans and other financing	194,353,687	178,874,755
+ Allowances for loans and other financing	4,822,376	4,160,745
+ Adjustment IFRS (adjustment amortized cost and fair value)	161,884	257,071
+ Debt securities of financial trust - Measured at amortized cost	625,286	2,749
+ Corporate Bonds	2,851,990
Guarantees provided and contingent liabilities	2,594,201	1,444,196
Total computable items	205,409,424	184,739,516

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT C

CONSOLIDATED CONCENTRATION OF LOANS AND FINANCING FACILITIES

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

(Translation of the financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos)

	09/30/2019		12/31/2018
Number of customers	Cut off balance	% of total portfolio	Cut off balance	% of total portfolio
10 largest customers	34,417,437	16.76	19,431,965	10.52
50 next largest customers	25,617,516	12.47	22,338,631	12.09
100 next largest customers	14,792,173	7.20	13,694,432	7.41
Other customers	130,582,298	63.57	129,274,488	69.98

Total (1)	205,409,424	100.00	184,739,516	100.00

(1) See reconciliation in Exhibit B

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT D

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERM

AS OF SEPTEMBER 30, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 39)

(Figures expressed in thousands of Pesos)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non financial government sector		76,817	240,430	95,118	98,494	76,320		587,179
Financial sector		623,563	2,429,716	1,212,166	717,192	1,121,028		6,103,665
Non financial private sector and foreign residents	2,337,178	69,435,865	25,950,738	31,249,890	27,415,164	40,456,606	67,562,645	264,408,086

Total	2,337,178	70,136,245	28,620,884	32,557,174	28,230,850	41,653,954	67,562,645	271,098,930

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERM

AS OF DECEMBER 31, 2018

(Translation of the Financial statements originally issued in Spanish – See Note 39)

(Figures expressed in thousands of Pesos)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non financial government sector		156,275	403,613	434,592	745,089	968,517	323,784	3,031,870
Financial sector		1,097,205	1,733,758	1,205,293	1,698,740	598,110	22,143	6,355,249
Non financial private sector and foreign residents	1,896,929	52,337,082	23,411,664	25,455,967	30,819,902	35,342,048	69,687,361	238,950,953

Total	1,896,929	53,590,562	25,549,035	27,095,852	33,263,731	36,908,675	70,033,288	248,338,072

This exhibit discloses the contractual future cash flows that include interest and charges to be accrued until maturity of the contracts.

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT F

CONSOLIDATED CHANGE OF PROPERTY, PLANT AND EQUIPMENT

AS OF SEPTEMBER 30, 2019

(Translation of the financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos)

	Original value at beginning	Total life			Depreciation for the period				Residual value at the
Item	of fiscal year	estimated in years	Increases	Decreases	Accumulated	Decrease	Of the period	At the end	end of the period
Cost
Real property	7,368,876	50	62,733	24,643	340,877	14,930	105,070	431,017	6,975,949
Furniture and facilities	644,620	10	81,309	30,302	182,535	29,844	49,040	201,731	493,896
Machinery and equipment	1,515,832	5	310,954	181,862	781,852	181,132	211,234	811,954	832,970
Vehicles	139,588	5	25,789	15,939	85,201	11,373	20,393	94,221	55,217
Other	1,149		80		1,129	34	129	1,224	5
Work in progress	724,223		886,092	16,572					1,593,743
Right of use		5	915,856	16,107		2,183	162,707	160,524	739,225
Total property, plant and equipment	10,394,288		2,282,813	285,425	1,391,594	239,496	548,573	1,700,671	10,691,005

CONSOLIDATED CHANGE OF PROPERTY, PLANT AND EQUIPMENT

AS OF DECEMBER 31, 2018

(Translation of the financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos)

	Original value at beginning	Total life			Depreciation for the fiscal year				Residual value at the
Item	of fiscal year	estimated in years	Increases	Decreases	Accumulated	Decrease	For the fiscal year	At the end	end of the fiscal year
Cost
Real property (1)	5,291,944	50	2,856,372	779,441	422,212	177,032	95,697	340,877	7,027,998
Furniture and facilities	375,248	10	275,681	6,309	143,554	11	38,992	182,535	462,085
Machinery and equipment	1,046,933	5	585,627	116,728	571,215		210,637	781,852	733,980
Vehicles	117,949	5	38,465	16,825	78,659	14,150	20,692	85,201	54,388
Other	1,122		40	13	1,095		34	1,129	20
Work in progress	2,576,980		1,556,054	3,408,811					724,223
Total property, plant and equipment	9,410,176		5,312,239	4,328,127	1,216,735	191,193	366,052	1,391,594	9,002,694

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT F

(Continued)

CONSOLIDATED CHANGE IN INVESTMENT PROPERTY

AS OF SEPTEMBER 30, 2019

(Translation of the financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos)

	Original Value at	Useful life			Depreciation for the period				Residual value at
Item	beginning of fiscal year	estimated in years	Increases	Decreases	Accumulated	Decrease	Of the period	At the end	the end of the period
Cost
Rented properties	90,485	50			8,127		771	8,898	81,587
Other investment properties	198,596	50	222,431	2,182	7,350	163	1,985	9,172	409,673
Total investment property	289,081		222,431	2,182	15,477	163	2,756	18,070	491,260

CONSOLIDATED CHANGE IN INVESTMENT PROPERTY

AS OF DECEMBER 31, 2018

(Translation of the financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos)

	Original Value at	Useful life			Depreciation for the fiscal year				Residual value at the end of
Item	beginning of fiscal year	estimated in years	Increases	Decreases	Accumulated	Decrease	For the fiscal year	At the end	the fiscal year
Cost
Rented properties		50	90,485		8,027		100	8,127	82,358
Other investment properties	658,974	50	303,503	763,881	19,965	18,680	6,065	7,350	191,246
Total investment property (1)	658,974		393,988	763,881	27,992	18,680	6,165	15,477	273,604

(1) During the fiscal year 2018, this item observed transfers to and from property, plant and equipment and/or non current assets held for sale.

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT G

CONSOLIDATED CHANGE IN INTANGIBLE ASSETS

AS OF SEPTEMBER 30, 2019

(Translation of the financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos)

	Original Value at	Useful life			Depreciation for the period				Residual value at the
Item	beginning of fiscal year	estimated in years	Increases	Decreases	Accumulated	Decrease	Of the period	At the end	end of the period
Cost
Licenses	600,446	5	361,759	141,945	271,952	141,943	104,272	234,281	585,979
Other intangible assets	1,887,767	5	707,778	311,958	815,244	311,960	317,139	820,423	1,463,164
Total intangible assets	2,488,213		1,069,537	453,903	1,087,196	453,903	421,411	1,054,704	2,049,143

CONSOLIDATED CHANGE IN INTANGIBLE ASSETS

AS OF DECEMBER 31, 2018

(Translation of the financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos)

	Original				Depreciation for the fiscal year				Residual
Item	Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Accumulated	Decrease	For the fiscal year	At the end	value at the end of the fiscal year
Cost
Licenses	344,671	5	256,269	494	195,765	3	66,425	262,187	338,259
Other intangible assets	1,206,227	5	754,508	72,968	527,111		297,898	825,009	1,062,758
Total intangible assets (1)	1,550,898		1,010,777	73,462	722,876	3	364,323	1,087,196	1,401,017

(1) During the fiscal year 2018, there were transfers between different lines of the item, that produce differences between the amounts at the end of one year and the beginning of other, without implying modifications of total this item.

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT H

CONSOLIDATED DEPOSIT CONCENTRATION

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

(Translation of the financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos)

	09/30/2019		12/31/2018
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	14,564,532	5.62	19,840,988	8.34
50 next largest customers	13,537,808	5.22	17,271,242	7.26
100 next largest customers	9,697,924	3.74	10,956,612	4.60
Other customers	221,402,168	85.42	189,885,577	79.80

Total	259,202,432	100.00	237,954,419	100.00

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT I

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES

FOR RESIDUAL TERMS

AS OF SEPTEMBER 30, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 39)

(Figures expressed in thousands of Pesos)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	230,965,706	26,386,190	3,676,897	1,307,869	48,105	19,723	262,404,490

From the non-financial government sector	18,404,207	2,322,460	159,244	1,625			20,887,536
From the financial sector	293,027						293,027
From the non-financial private sector and foreign residents	212,268,472	24,063,730	3,517,653	1,306,244	48,105	19,723	241,223,927

Derivative instruments	8,035	128,020	11,254				147,309

Repo transactions	2,167,021						2,167,021

Other financial institutions	2,167,021						2,167,021

Other Financial Liabilities	16,488,000	34,434	32,058	39,872	152,714	26,727	16,773,805

Financing received from the Central Bank of Argentina and other financial institutions	605,962	793,253	1,682,423	75,046	189,011	65,656	3,411,351

Issued corporate bonds	357,901	252,804	384,791	966,854	3,808,077	3,394,799	9,165,226

Subordinated corporate bonds		777,037		777,037	1,554,074	32,345,463	35,453,611

Total	250,592,625	28,371,738	5,787,423	3,166,678	5,751,981	35,852,368	329,522,813

This exhibit discloses contractual future cash flows that include interests and accessories to be accrued until maturity of the contracts.

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT I

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES

FOR RESIDUAL TERMS

AS OF DECEMBER 31, 2018

(Translation of the financial statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	198,459,625	33,817,014	7,493,854	1,310,113	64,511	15,985	241,161,102

From the non-financial government sector	17,319,378	1,670,962	639,754	46,091	206		19,676,391
From the financial sector	148,275						148,275
From the non-financial private sector and foreign residents	180,991,972	32,146,052	6,854,100	1,264,022	64,305	15,985	221,336,436

Liabilities at fair value through profit or loss

Derivative instruments	1,019		350				1,369

Repo transactions	164,667						164,667

Other Financial entities	164,667						164,667

Other Financial Liabilities	15,140,459	18,645	9,221	13,064	20,085	140,505	15,341,979

Financing received from the Central Bank of Argentina and other financial institutions	425,053	918,813	1,083,024	470,177	87,151	125,173	3,109,391

Issued corporate bonds	362,534		584,698	734,105	1,441,379	7,387,182	10,509,898

Subordinated corporate bonds			510,412	510,412	1,020,824	21,757,164	23,798,812

Total	214,553,357	34,754,472	9,681,559	3,037,871	2,633,950	29,426,009	294,087,218

This exhibit discloses contractual future cash flows that include interests and accessories to be accrued until maturity of the contracts.

Delfín Jorge Ezequiel Carballo
Chairperson

EXHIBIT J

CONSOLIDATED CHANGES IN PROVISIONS

AS OF SEPTEMBER 30, 2019

(Translation of the financial statements originally issued in Spanish - See Note 39)

(Figures stated in thousands of pesos)

	Amounts at		Decreases
Item	beginning of fiscal year	Increases	Reversals	Charge off	09/30/2019
For Administrative, disciplinary and criminal sanctions	718	50		50	718
Other	1,045,176	888,361	18,045	587,233	1,328,259
Total Provisions	1,045,894	888,411	18,045	587,283	1,328,977

CONSOLIDATED CHANGES IN PROVISIONS

AS OF DECEMBER 31, 2018

(Translation of the financial statements originally issued in Spanish - See Note 39)

(Figures stated in thousands of pesos)

	Amounts at		Decreases
Item	beginning of fiscal year	Increases	Reversals	Charge off	12/31/2018
For Administrative, disciplinary and criminal sanctions	718				718
Other	694,201	1,103,870	17,424	735,471	1,045,176
Total Provisions	694,919	1,103,870	17,424	735,471	1,045,894

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT L

CONSOLIDATED FOREIGN CURRENCY AMOUNTS

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

(Translation of the financial statements originally issued in Spanish - See Note 39)

(Figures stated in thousands of pesos)

	09/30/2019					12/31/2018
	Total parent	Total per currency
	company and
Items	local branches	US dollar	Euro	Real	Other	Total
ASSETS
Cash and deposits in banks	55,628,657	55,172,398	357,733	17,584	80,942	42,745,328
Debt securities at fair value through profit or loss	236,706	236,706				388,276
Derivative instruments						2,738
Other financial assets	2,639,001	2,639,001				1,545,982
Loans and other financing	54,792,681	54,792,681				46,040,211
To the non-financial government sector	318	318				80
Other financial institutions	192,696	192,696				480,324
From the non-financial private sector and foreign residents	54,599,667	54,599,667				45,559,807
Other debt securities	1,487,359	1,487,359				1,217,229
Financial assets delivered as guarantee	1,713,402	1,713,402				929,442
Equity Instruments at fair value through profit or loss	9,601	9,601				5,746

TOTAL ASSETS	116,507,407	116,051,148	357,733	17,584	80,942	92,874,952

LIABILITIES
Deposits	80,358,051	80,357,991	60			71,357,886
Non-financial government sector	2,771,602	2,771,602				2,295,035
Financial sector	219,811	219,811				100,200
Non-financial private sector and foreign residents	77,366,638	77,366,578	60			68,962,651
Other financial liabilities	4,946,785	4,724,305	217,960		4,520	2,618,946
Financing from Central Bank and other financial Institutions	2,872,281	2,872,281				2,598,810
Subordinated corporate bonds	23,726,491	23,726,491				15,288,390
Other non-financial liabilities	60,009	60,009				34,948

TOTAL LIABILITIES	111,963,617	111,741,077	218,020		4,520	91,898,980

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT Q

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME

AS OF SEPTEMBER 30, 2019

(Translation of the financial statements originally issued in Spanish - See Note 39)

(Figures stated in thousands of pesos)

	Net financial Income/ (Loss)
	Mandatory measurement
Items	Quarter ended 09/30/2019	Accumulated from beginning of period up to 09/30/2019
For measurement of financial assets at fair value through profit or loss
Loss from government securities	(327,860)	(124,911)
Gain from private securities	135,428	429,559
(Loss)/ Gain from derivative financial instruments
Forward transactions	737,275	1,024,116
Gain from other financial assets	12,566	113,405
(Loss)/Gain from equity instruments at fair value through profit or loss	(275)	1,409,765
Gain/(Loss) from sales of financial assets at fair value	102,294	(86,002)
TOTAL	659,428	2,765,932

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT Q

(Continued)

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME

AS OF SEPTEMBER 30, 2019

(Translation of the financial statements originally issued in Spanish - See Note 39)

(Figures stated in thousands of pesos)

	Net financial Income/(Loss)
Interest and adjustment for the application of the effective interest rate of financial assets measured at amortized cost	Quarter ended 09/30/2019	Accumulated from beginning of period up to 09/30/2019
Interest income
For cash and bank deposits	86,041	152,039
For government securities	1,880,741	2,926,783
For debt securities	378,928	380,326
For loans and other financing
Financial sector	374,726	1,224,202
Non-financial private sector
Overdrafts	3,351,247	6,962,088
Documents	961,058	3,248,033
Mortgage loans	1,470,491	4,453,879
Pledge loans	128,530	381,733
Personal loans	6,162,229	17,951,907
Credit cards	2,588,722	7,833,169
Financial leases	28,134	115,412
Other	1,018,435	3,169,632
For repo transactions
Central Bank of Argentina		9,381
Other financial institutions	7,511	1,937,100
TOTAL	18,436,793	50,745,684
Interest expenses
For deposits
Non-financial private sector
Checking accounts	(104,630)	(274,633)
Saving accounts	(113,904)	(363,468)
Time deposits and investments accounts	(13,969,207)	(37,709,221)
For Financing received from Central Bank of Argentina and other financial institutions	(63,245)	(167,926)
For repo transactions
Other financial institutions	(53,300)	(231,715)
For other financial liabilities	(47,257)	(104,533)
Issued corporate bonds	(787,429)	(1,709,311)
For subordinated corporate bonds	(385,656)	(976,856)
TOTAL	(15,524,628)	(41,537,663)

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT Q

(Continued)

CONSOLIDATED  BREAKDOWN  OF STATEMENT OF INCOME

AS OF SEPTEMBER 30, 2019

(Translation of the Financial statements originally issued in Spanish – See Note 39)

(Figures expressed in thousands of Pesos)

	Income for the period		Other comprehensive income/ (loss)
Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through other comprehensive income	Quarter ended 09/30/2019	Accumulated from beginning of period up to 09/30/2019	Quarter ended 09/30/2019	Accumulated from beginning of period up to 09/30/2019
From debt government securities	17,145,155	40,565,165	47,368	(35,403)
Total	17,145,155	40,565,165	47,368	(35,403)

	Income for the period
Commissions income	Quarter ended 09/30/2019	Accumulated from beginning of period up to 09/30/2019
Commissions related to obligations	2,357,049	6,613,529
Commissions related to credits	46,949	110,354
Commissions related to loans commitments and financial guarantees	2,139	4,580
Commissions related to securities value	50,768	166,017
Commissions for credit cards	1,337,303	3,495,219
Commissions for insurance	230,296	687,818
Commissions related to trading and foreign exchange transactions	115,331	283,649
Total	4,139,835	11,361,166

	Loss for the period
Commissions expenses	Quarter ended 09/30/2019	Accumulated from beginning of period up to 09/30/2019
Commissions related to trading and foreign exchange transactions	(64,836)	(93,130)
Other
Commissions paid ATM exchange	(168,644)	(404,323)
Checkbooks commissions and compensating cameras	(76,343)	(198,262)
Commissions Credit cards and foreign trade	(77,274)	(211,003)
Total	(387,097)	(906,718)

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT Q

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME

AS OF SEPTEMBER 30, 2018

(Translation of the Financial statements originally issued in Spanish – See Note 39)

(Figures expressed in thousands of Pesos)

	Net financial Income/ (Loss)
	Mandatory measurement
Items	Quarter ended 09/30/2018	Accumulated from beginning of period up to 09/30/2018
For measurement of financial assets at fair value through profit or loss
Gain from government securities	214,720	308,704
Gain from private securities	66,216	117,134
(Loss)/ Gain from derivative financial instruments
Forwards transactions	234,442	234,442
Gain from other financial assets	62,084	107,204
Gain from equity instruments at fair value through profit or loss	455	40,380
Loss from sales or low of financial assets at fair value	(84,988)	(106,072)
Forwards transactions	5,970
Total	498,899	701,792

Delfín Jorge Ezequiel Carballo

Chairperson

    EXHIBIT Q

                (Continued)

CONSOLIDATED  BREAKDOWN  OF STATEMENT OF INCOME

AS OF SEPTEMBER 30, 2018

(Translation of the Financial statements originally issued in Spanish – See Note 39)

(Figures expressed in thousands of Pesos)

	Net financial Income/ (Loss)
Interest and adjustment for the application of the effective interest rate of financial assets measured at amortized cost	Quarter ended 09/30/2018	Accumulated from beginning of period up to 09/30/2018
Interest income
For cash and bank deposits	4,722	9,692
For debt securities	71,257	173,629
For government securities	343,139	373,267
For loans and other financing
Financial sector	311,769	683,160
Non-financial private sector
Overdrafts	1,448,110	3,190,360
Documents	855,875	2,240,304
Mortgage loans	1,101,056	2,464,646
Pledge loans	142,085	434,208
Personal loans	5,446,789	15,042,907
Credit cards	1,788,251	4,689,662
Financial leases	39,570	107,272
Other	1,211,722	3,027,645
For repo transactions
Central Bank of Argentina		22,656
Other financial institutions	7,610	65,854
Total	12,771,955	32,525,262
Interest expenses
For deposits
Non financial private sector
Checking accounts	(142,137)	(142,137)
Saving accounts	(91,056)	(208,897)
Time deposits and investments accounts	(5,463,547)	(12,233,294)
For Financing received from Central Bank of Argentina and other financial institutions	(47,561)	(82,569)
Other financial institutions	(65,702)	(121,014)
For other financial liabilities	(18,433)	(23,764)
Issued corporate bonds	(405,786)	(1,028,860)
For subordinated corporate bonds	(252,059)	(565,465)
Total	(6,486,281)	(14,406,000)

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT Q

(Continued)

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME

AS OF SEPTEMBER 30, 2018

(Translation of the Financial statements originally issued in Spanish – See Note 39)

(Figures expressed in thousands of Pesos)

	Income for the period		Other comprehensive income/ (loss)
Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through other comprehensive income	Quarter ended 09/30/2018	Accumulated from beginning of period up to 09/30/2018	Quarter ended 09/30/2018	Accumulated from beginning of period up to 09/30/2018
From debt government securities	4,037,082	9,238,074	(195,864)	(319,339)
Total	4,037,082	9,238,074	(195,864)	(319,339)

	Income for the period
Commissions income	Quarter ended 09/30/2018	Accumulated from beginning of period up to 09/30/2018
Commissions related to obligations	1,968,143	5,291,828
Commissions related to credits	21,697	64,475
Commissions related to loans commitments and financial guarantees	468	921
Commissions related to securities value	20,036	67,312
Commissions for credit cards	812,070	2,341,010
Commissions for insurance	178,226	519,961
Commissions related to trading and foreign exchange transactions	69,716	161,894
Total	3,070,356	8,447,401

	Loss for the period
Commissions expenses	Quarter ended 09/30/2018	Accumulated from beginning of period up to 09/30/2018
Commissions related to debt securities		(208)
Commissions related to trading and foreign exchange transactions	(14,644)	(31,672)
Other
Commissions paid ATM exchange	(85,764)	(221,081)
Checkbooks commissions and compensating cameras	(47,041)	(128,038)
Commissions Credit cards and foreign trade	(53,981)	(157,626)
Total	(201,430)	(538,625)

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT R

VALUE ADJUSTMENT FOR CREDIT LOSSES - CONSOLIDATED ALLOWANCES FOR UNCOLLECTIBILITY RISK

AS OF SEPTEMBER 30, 2019

(Translation of the financial statements originally issued in Spanish - See Note 39)

(Figures stated in thousands of pesos)

	Balances at		Decreases
Item	beginning of the fiscal year	Increases	Reversals	Charge off	09/30/2019
Other financial assets	5,015	1,478,720	56	16	1,483,663
Loans and other financing	4,160,745	3,200,266	97,858	2,440,777	4,822,376
Other financial institutions	52,121	2,894	32,065		22,950
To the non-financial private sector and foreign residents
Overdrafts	282,498	245,302	2,897	81,196	443,707
Documents	354,248	82,415	22,903	81,938	331,822
Mortgage loans	272,753	119,558	1,940	32,293	358,078
Pledge loans	77,524	29,460	1,036	1,649	104,299
Personal loans	1,720,698	1,362,653	51	1,145,009	1,938,291
Credit cards	814,844	602,152	459	458,162	958,375
Financial leases	5,570	1,340	1,038		5,872
Other	580,489	754,492	35,469	640,530	658,982
Other debt securities		24,761			24,761
TOTAL OF ALLOWANCES	4,165,760	4,703,747	97,914	2,440,793	6,330,800

VALUE ADJUSTMENT FOR CREDIT LOSSES - CONSOLIDATED ALLOWANCES FOR UNCOLLECTIBILITY RISK

AS OF DECEMBER 31, 2018

(Translation of the financial statements originally issued in Spanish - See Note 39)

(Figures stated in thousands of pesos)

	Balances at		Decreases
Item	beginning of the fiscal year	Increases	Reversals	Charge off	12/31/2018
Other financial assets	5,131	1,850	131	1,835	5,015
Loans and other financing	2,666,738	3,100,127	40,961	1,565,159	4,160,745
Other financial institutions	31,251	25,571	4,701		52,121
To the non-financial private sector and foreign residents
Overdrafts	139,833	201,391	7,209	51,517	282,498
Documents	202,505	193,753	1,546	40,464	354,248
Mortgage loans	152,116	153,332	14,208	18,487	272,753
Pledge loans	74,380	29,647	3,929	22,574	77,524
Personal loans	1,207,483	1,495,470	267	981,988	1,720,698
Credit cards	590,483	575,386	1,005	350,020	814,844
Financial leases	6,487	273	1,190		5,570
Other	262,200	425,304	6,906	100,109	580,489
TOTAL OF ALLOWANCES	2,671,869	3,101,977	41,092	1,566,994	4,165,760

Delfín Jorge Ezequiel Carballo

Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31,2018

(Translation of the Financial statements originally issued in Spanish – See Note 37)

(Figures expressed in thousands of Pesos)

Items	Notes	Exhibits	09/30/2019	12/31/2018
ASSETS
Cash and Deposits in Banks			90,631,294	68,178,537
Cash			14,609,035	9,319,226
Central Bank of Argentina			51,852,760	46,046,332
Other Local and Foreign Entities			24,165,899	12,370,152
Other			3,600	442,827
Debt Securities at fair value through profit or loss		A	1,086,146	2,150,737
Derivative Financial Instruments			56,436	14,555
Other financial assets	7	R	2,849,142	2,263,655
Loans and other financing		B, C, D y R	180,080,921	165,209,389
Non financial Public Sector			458,635	1,768,254
Other Financial Entities			2,423,272	5,573,806
Non financial Private Sector and Foreign Residents			177,199,014	157,867,329
Other Debt Securities		A	74,453,095	62,654,466
Financial Assets delivered as guarantee	25		9,806,691	6,323,938
Equity Instruments at fair value through profit or loss	10	A	1,505,187	47,020
Investment in subsidiaries, associates and joint arrangements			5,968,502	4,888,171
Property, plant and equipment		F	10,039,965	8,512,492
Intangible Assets		G	2,234,210	1,591,857
Deferred Income Tax Assets	15.b)		2,507,833	-
Other Non financial Assets	7		991,260	629,239
Non current assets held for sale	10		440,751	804,017
TOTAL ASSETS			382,651,433	323,268,073

Delfín Jorge Ezequiel Carballo

Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF FINANCIAL POSITION
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31,2018
(Translation of the Financial statements originally issued in Spanish – See Note 37)
(Figures expressed in thousands of Pesos)

Items	Notes	Exhibits	09/30/2019	12/31/2018

LIABILITIES
Deposits		H e I	241,522,783	219,761,923
Non financial Public Sector			16,157,546	11,729,037
Financial Sector			293,021	148,269
Non financial Private Sector and Foreign Residents			225,072,216	207,884,617
Derivative Financial Instruments		I	147,309	1,369
Repo Transactions		I	2,167,021	164,469
Other Financial Liabilities	12	I	14,783,581	14,128,235
Financing received from the Central Bank of Argentina and other financial entities		I	3,335,440	3,297,393
Issued Corporate Bonds	30	I	6,008,238	6,388,191
Current Income Tax Liabilities	15.a)		4,486,717	2,712,536
Subordinated Corporate Bonds	30	I	23,726,491	15,288,390
Provisions	11	J	1,245,036	969,754
Deferred Income Tax Liabilities				254,957
Other Non-financial Liabilities	12		8,645,089	5,454,286
TOTAL LIABILITIES			306,067,705	268,421,503
SHAREHOLDERS’ EQUITY
Capital Stock	23	K	639,398	669,663
Non capital contributions			12,428,461	12,428,461
Adjustments to Shareholders’ Equity			4,511	4,511
Earnings Reserved			34,837,136	21,995,937
Unappropriated Retained Earnings				3,475,669
Other Comprehensive Income			1,140,100	543,086
Net Income for the period/ fiscal year			27,534,122	15,729,243
TOTAL SHAREHOLDERS’ EQUITY			76,583,728	54,846,570
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES			382,651,433	323,268,073

The notes 1 to 37 to the condensed separate interim financial statements and the exhibits A to D, F to L, O, Q and R are an integral part of the condensed separate interim financial statements.

Delfín Jorge Ezequiel Carballo
Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF FINANCIAL POSITION
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018
(Translation of the Financial statements originally issued in Spanish – See Note 37)
(Figures expressed in thousands of Pesos)

Items	Notes	Exhibits	Quarter ended 09/30/2019	Accumulated from beginning of year up to 09/30/2019	Quarter ended 09/30/2018	Accumulated from beginning of year up to 09/30/2018

Interest income		Q	33,831,038	86,088,284	15,670,864	38,641,042
Interest expense		Q	(14,569,756)	(38,655,087)	(5,966,433)	(13,309,624)
Net Interest income			19,261,282	47,433,197	9,704,431	25,331,418
Commissions income	16	Q	3,837,207	10,479,348	2,898,035	7,978,601
Commissions expense		Q	(338,986)	(786,315)	(177,357)	(464,911)
Net Commissions income			3,498,221	9,693,033	2,720,678	7,513,690
Subtotal (Net Interest income +Net Commissions income)			22,759,503	57,126,230	12,425,109	32,845,108
Net Income/ (Loss) from measurement of financial instruments at fair value through profit or loss		Q	736,100	2,588,891	375,013	471,170
Profit/ (Loss) from sold assets at amortized cost			(188)	6,209	(3,021)	(5,891)
Differences in quoted prices of gold and foreign currency	17		1,405,765	1,638,591	(1,396,988)	(2,399,675)
Other operating income	18		953,171	4,785,907	1,034,725	1,810,422
Allowances for loan losses			(769,575)	(3,629,457)	(661,512)	(1,687,532)
Net Operating Income			25,084,776	62,516,371	11,773,326	31,033,602
Employee benefits	19		(4,071,493)	(11,467,697)	(2,475,993)	(6,527,473)
Administrative expenses	20		(2,628,626)	(6,589,469)	(1,611,067)	(4,263,964)
Depreciation of Property, plant and equipment		F y G	(344,806)	(921,755)	(171,705)	(476,457)
Other Operating Expenses	21		(6,342,688)	(12,882,637)	(2,451,247)	(6,364,287)
Operating Income			11,697,163	30,654,813	5,063,314	13,401,421
Income from subsidiaries, associates and joint arrangements			471,269	1,697,613	331,541	1,227,811
Income before tax on continuing operations			12,168,432	32,352,426	5,394,855	14,629,232
Income tax on continuing operations	15.b)		989,951	(4,818,304)	(1,566,708)	(4,143,253)
Net Income from continuing operations			13,158,383	27,534,122	3,828,147	10,485,979
Net Income for the period			13,158,383	27,534,122	3,828,147	10,485,979

Delfín Jorge Ezequiel Carballo
Chairperson

SEPARATE EARNINGS PER SHARE
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018
(Translation of the Financial statements originally issued in Spanish – See Note 37)
(Figures expressed in thousands of Pesos)

Items	Quarter ended 09/30/2019	Accumulated from beginning of year up to 09/30/2019	Quarter ended 09/30/2018	Accumulated from beginning of year up to 09/30/2018

Net Profit attributable to Parent’s shareholders	13,158,383	27,534,122	3,828,147	10,485,979
PLUS: Potential diluted earnings per common share
Net Profit attributable to Parent’s shareholders adjusted as per diluted earnings	13,158,383	27,534,122	3,828,147	10,485,979
Weighted average of outstanding common shares for the period	639,397	639,403	662,173	667,139
PLUS: Weighted average of the number of additional common shares with dilution effects
Weighted average of outstanding common shares for the fiscal year adjusted as per dilution effect	639,397	639,403	662,173	667,139
Basic earnings per share	20.5794	43.0622	5.7812	15.7178

Delfín Jorge Ezequiel Carballo
Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018
(Translation of the Financial statements originally issued in Spanish – See Note 37)
(Figures expressed in thousands of Pesos)

Items	Notes	Exhibits	Quarter ended 09/30/2019	Accumulated from beginning of year up to 09/30/2019	Quarter ended 09/30/2018	Accumulated from beginning of year up to 09/30/2018

Net Income for the period			13,158,383	27,534,122	3,828,147	10,485,979
Items of Other Comprehensive Income that will be reclassified to profit or loss
Foreign currency translation differences in financial statements conversion			532,238	708,687	453,841	851,955
Foreign currency translation differences for the period			532,238	708,687	453,841	851,955
Profit or losses for financial instruments measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a))			221,130	178,529	(127,207)	(189,206)
Profit or losses for the period from financial instruments at fair value through other comprehensive income (FVOCI)		Q	315,900	255,041	(181,724)	(270,294)
Income tax	15.b)		(94,770)	(76,512)	54,517	81,088
Interest in Other Comprehensive Income of associates and joint ventures accounted for using the participation method			(272,176)	(290,202)	(13,208)	(48,011)
Income for the period from interest in Other Comprehensive Income of associates and joint ventures accounted for using the participation method			(272,176)	(290,202)	(13,208)	(48,011)
Total Other Comprehensive Income that will be reclassified to profit or loss for the period			481,192	597,014	313,426	614,738
Total Other Comprehensive Income			481,192	597,014	313,426	614,738
Total Comprehensive Income			13,639,575	28,131,136	4,141,573	11,100,717

The notes 1 to 37 to the condensed separate interim financial statements and the exhibits A to D, F to L, O, Q and R are an integral part of the condensed separate interim financial statements.

Delfín Jorge Ezequiel Carballo
Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2019
(Translation of Financial statements originally issued in Spanish – See Note 37)
(Figures expressed in thousands of Pesos)

		Capital stock		Non capital contributions		Other comprehensive income		Earnings Reserved
Changes	Notes	Outstanding shares	In portfolio	Additional paid-in capital	Adjustments to Shareholders’ Equity	Accumulative foreign currency translation difference in financial statements conversion	Other	Legal	Other	Unappropriated Retained Earnings	Total Equity

Amount at the beginning of the fiscal year		640,715	28,948	12,428,461	4,511	869,961	(326,875)	6,872,687	15,123,250	19,204,912	54,846,570
Total comprehensive income for the period
- Net income for the period										27,534,122	27,534,122
-Other comprehensive income for the period						708,687	(111,673)				597,014
Own shares in portfolio	23	(1,317)	1,317
Distribution of unappropied retained earnings as approved by Shareholders´ Meeting held on April 30, 2019
Legal Reserve								3,145,849		(3,145,849)
Normative Reserve									3,475,669	(3,475,669)
Cash Dividends									(6,393,978)		(6,393,978)
Other									12,583,394	(12,583,394)
Decrease of own shares in treasury	23		(30,265)						30,265
Amount at the end of the period		639,398		12,428,461	4,511	1,578,648	(438,548)	10,018,536	24,818,600	27,534,122	76,583,728

 CONDENSED SEPARATE INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2018

 (Translation of Financial statements originally issued in Spanish – See Note 37)

(Figures expressed in thousands of Pesos)

		Capital stock		Non capital contributions		Other comprehensive income		Earnings Reserved
Changes	Notes	Outstanding shares	In portfolio	Additional paid-in capital	Adjustments to Shareholders’ Equity	Accumulative foreign currency translation difference in financial statements conversion	Other	Legal	Other	Unappropriated Retained Earnings	Total Equity

Amount at the beginning of the fiscal year		669,663		12,428,461	4,511	137,148	67,412	4,994,932	15,368,454	12,864,442	46,535,023
Total comprehensive income for the period
- Net income for the period										10,485,979	10,485,979
-Other comprehensive income for the period						851,955	(237,217)				614,738
Distribution of unappropied retained earnings as approved by Shareholders´ Meeting held on April 27, 2018
Legal Reserve								1,877,755		(1,877,755)
Cash Dividends									(3,348,315)		(3,348,315)
Other									7,511,018	(7,511,018)
Own share in treasury	23	(21,463)	21,463						(3,113,925)		(3,113,925)
Amount at the end of the period		648,200	21,463	12,428,461	4,511	989,103	(169,805)	6,872,687	16,417,232	13,961,648	51,173,500

The notes 1 to 37 to the condensed separate interim financial statements and the exhibits A to D, F to L, O, Q and R, are an integral part of the condensed separate interim financial statements.

Delfín Jorge Ezequiel Carballo
Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF CASH FLOWS
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018
(Translation of the Financial statements originally issued in Spanish – See Note 37)
(Figures expressed in thousands of Pesos)

Items	Notes	09/30/2019	09/30/2018

CASH FLOWS FROM OPERATING ACTIVITIES
Income for the period before Income Tax		32,352,426	14,629,232
Adjustments to obtain cash flows from operating activities:
Amortization and depreciation		921,755	476,457
Allowance for loan losses		3,629,457	1,687,532
Difference in quoted prices of foreign currency		(17,372,452)	(9,392,290)
Other adjustments		4,070,834	1,517,269
Net increase/ (decrease) from operating assets:
Debt Securities at fair value though profit and loss		1,064,591	(379,589)
Derivative financial instruments		(41,881)	(63,784)
Repo transactions		-	1,419,808
Loans and other financing
Non financial public sector		1,309,619	(57,323)
Other financial entities		3,150,534	(455,434)
Non financial private sector and foreign residents		(22,961,142)	(39,713,327)
Other debt securities		(15,165,032)	7,905,255
Financial assets delivered as guarantee		(3,482,753)	1,449,733
Equity instruments at fair value through profit or loss		(37,471)	(9,240)
Other assets		(1,170,467)	(2,162,425)
Net increase/ (decrease) from operating liabilities:
Deposits
Non financial public sector		4,428,509	2,594,191
Financial sector		144,752	68,502
Non financial private sector and foreign residents		17,187,599	58,715,050
Liabilities at fair value through profit or loss		-	(6,217)
Derivative financial instruments		145,940	187,964
Repo transactions		2,002,552	(2,688,093)
Other liabilities		3,467,449	4,206,005
Payments for Income Tax		(5,590,495)	(5,151,854)
TOTAL CASH FROM OPERATING ACTIVITIES (A)		8,054,324	34,777,422

Delfín Jorge Ezequiel Carballo
Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF CASH FLOWS
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2019 AND 2018
(Translation of the Financial statements originally issued in Spanish – See Note 37)
(Figures expressed in thousands of Pesos)

Items	Notes	09/30/2019	09/30/2018

CASH FLOWS FROM INVESTING ACTIVITIES
Payments:
Acquisition of PPE, intangible assets and other assets		(2,555,251)	(1,201,299)
TOTAL CASH USED IN INVESTING ACTIVITIES (B)		(2,555,251)	(1,201,299)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments:
Dividends		(6,393,978)	(3,348,315)
Acquisition or redemption of equity instruments		(199,843)	(3,113,925)
Non subordinated corporate bonds		(1,769,211)	(2,156,165)
Central Bank of Argentina		(768)	-
Financing from local financial entities		(240,353)	-
Subordinated corporate bonds		(606,105)	(292,893)
Changes in equity instruments of subsidiaries that do not lead to the loss of control		-	(456,757)
Other payments related to financing activities		(76,704)	-
Proceeds:		-	-
Non Subordinated Corporate Bonds		-	3,206,999
Central Bank of Argentina		-	10,130
Financing to local financial entities			175,431
TOTAL CASH USED IN FINANCING ACTIVITIES (C)		(9,286,962)	(5,975,495)

EFFECT OF EXCHANGE RATE FLUCTUATIONS (D)		25,439,803	18,350,327
TOTAL CHANGES IN CASH FLOWS
NET INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D)		21,651,914	45,950,955
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FISCAL YEAR	22	123,248,445	51,788,928
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	22	144,900,359	97,739,883

The notes 1 to 37 to the condensed separate interim financial statements and the exhibits A to D, F to L, O, Q and R are an integral part of the condensed separate interim financial statements.

Delfín Jorge Ezequiel Carballo
Chairperson

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 37)

(Figures expressed in thousands of Pesos)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the “Bank”) is a business corporation (sociedad anónima) organized in the Republic of Argentina that offers traditional banking products and services to companies, including those companies operating in regional economies, as well as to individuals, thus strengthening its goal to be a multiservice bank. In addition, the Bank performs certain transactions through its subsidiaries banco del Tucumán SA, Macro Bank Limited (a company organized under the laws of Bahamas), Macro Securities SA, Macro Fiducia SA and Macro Fondos SGFCISA.

Macro Compañía Financiera SA was created in 1977 as a nonbanking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank’s shares are publicly listed on Bolsas y Mercados Argentinos (BYMA) since November 1994 and as from March 24, 2006, they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015 they were authorized to be listed on the Mercado Abierto Electrónico SA (MAE).

Since 1994, Banco Macro SA’s market strategy was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

In 2001, 2004, 2006 and 2010, the Bank acquired the control of Banco Bansud SA, Nuevo Banco Suquía SA, Nuevo Banco Bisel SA and Banco Privado de Inversiones SA, respectively. Such entities merged with and into Banco Macro SA in December 2003, October 2007, August 2009 and December 2013, respectively. In addition, during the fiscal year 2006, Banco Macro SA acquired control over Banco del Tucumán SA. Additionally, on May 21, 2019 the Bank acquired 100% of Argenpay SA (see note 1 to the condensed consolidated interim financial statements).

On November 8, 2019, the Bank’s Board of Directors approved the issuance of these condensed separate interim financial statements.

2.	OPERATIONS OF THE BANK

Note 2 to the condensed consolidated interim financial statements includes a detailed description of the agreements that relate the Bank and its subsidiary Banco del Tucumán SA to the provincial and municipal governments.

In addition, as mentioned in note 2.4 to the condensed consolidated interim financial statement, the Bank acquired shares of Banco del Tucumán SA for an amount of 456,757. This transaction was registered by the acquisition method. The difference between the consideration paid and the application of the purchase price method gave rise to goodwill recognition for an amount of 210,927.

On the other hand, on October 17, 2018, the Board of Directors of Banco Macro SA, decided to initiate negotiations for the merger reorganization between Banco Macro SA and Banco del Tucuman SA.

On April 30 and July 19, 2019, the Shareholders' Meeting of Banco Macro SA and the Shareholders' Meeting Banco del Tucumán SA, respectively, decided, among other issues, to approve a preliminary merger agreement, the special consolidated financial statement of merger as of December 31, 2018, the exchange relationship of shares, the legal feasibility Report and the technical, economic and financial feasibility Report of the merger between Banco Macro SA and Banco del Tucumán SA.

On August 15, 2019, the Board of the BCRA through Resolution No. 179, authorized the merger of Banco del Tucuman SA by Banco Macro SA. On September 25, 2019, Argentine Securities and Exchange Commission (CNV, for its acronym in Spanish), authorized the merger which was registered at the Public Registry of Commerce on September 30, 2019.

Through Communiqué “C” 84993, the Central Bank informed that according to the authorization gave in due time, on October 15, 2019 Banco Macro SA performed the merger with Banco del Tucumán SA. Additionally, since that date, the authorization of Banco del Tucumán SA to operate as a commercial bank was revoked and its buildings were incorporated to Banco Macro SA as brands.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 37)

(Figures expressed in thousands of Pesos)

For further information related to this subject, see additionally note 2 to the condensed consolidated interim financial statements.

3.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

On February 12, 2014 the BCRA, through Communiqué “A” 5541 established the general guidelines towards conversion to the IFRS issued by the International Accounting Standards Board (IASB) for preparing the financial statements of the entities under its supervision, for the annual fiscal years beginning on January 1, 2018 as well as those of interim-periods.

Additionally, through Communiqués “A” 6114, the BCRA set specific guidelines within the scope of such convergence process, among which it defined (i) the transitory exception to the application of section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.55) up to the fiscal years beginning as of January 1, 2020, considering BCRA Communiqué “A” 6778; and (ii) in order to calculate the effective interest rate of assets and liabilities so requiring it for the measurement thereof, pursuant to IFRS 9, up to December 31, 2019, the Bank may transitorily make a global estimate of the calculation of the effective interest rate on a group of financial assets or liabilities with similar characteristics which shall be applied such effective interest rate. If section 5.5 “Impairment”, mentioned in (i) above had applied, according to a global estimation performed by the Bank, as of September 30, 2019 and December 31, 2018, the shareholders’ equity would have increased by 1,476,601 and 202,257, respectively. The figures stated as of September 30, 2019 includes 1,476,799 generated by the allowance mentioned in note 10 to the condensed consolidated interim financial statements.

As of September 30, 2019, the conditions to apply inflation adjustments in the separate financial statement for the nine-month period ended on that date, as established by IAS 29 “Financial Reporting in Hyperinflationary Economy” were met. However, for the reasons described in section “measuring unit” of this note, financial institutions, transitorily, cannot apply the abovementioned standard.

Note 3 to the condensed consolidated interim financial statements presents a detailed description of the basis for the presentation of these condensed separate interim financial statements. The main accounting policies used and the relevant information of the subsidiaries as well as all that is explained therein shall apply to these condensed separate interim financial statements.

These condensed separate interim financial statements, were prepared in accordance with the framework set forth by the Central Bank as mentioned in the previous paragraphs, for which these condensed separate interim financial statements, are based on IAS 34 “Interim Financial Reporting”. In that sense, these condensed separate interim financial statements include all the necessary information for an appropriate understanding, by the users thereof, of the basis for the preparation and disclosure used therein, as well as the relevant events and transactions occurred after the issuance of the last annual separate financial statements for the fiscal year ended December 31, 2018. Nevertheless, the present condensed separate interim financial statements do not include all the information or all the disclosures required for the annual separate financial statements prepared in accordance with the IAS 1 “Presentation of Financial Statements”. Therefore, these condensed separate interim Financial Statements must be read together with the annual separate financial statements for the fiscal year ended December 31, 2018, already issued.

Measuring unit

IFRS require that the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy be restated in terms of measuring unit current at the end of the reporting period. To achieve consistency in identifying an economic environment of that nature, IAS 29 establishes (i) certain qualitative indicators, not limited to, consisting of analyzing the general population behavior, prices, interest rates and wages with changes to a price index and the loss of purchasing power, and (ii) a quantitative indicator which is the most common in practice, consisting of a three-year cumulative inflation rate of 100% or above. Whilst in the recent years there was an important increase in the general level of prices, the three-year cumulative inflation had maintained in Argentina below 100%. However, due to miscellaneous macroeconomic factors the three-year inflation rate exceeds that figure, and, also the Argentine government goals and other available estimates indicate that this trend will not be reversed in the short term.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 37)

(Figures expressed in thousands of Pesos)

Consequently, the Argentine economy is currently considered hyperinflationary under IAS 29 and the Argentine financial entities that are required to apply the IFRSs adopted by the BCRA through Communiqué “A” 6114 and the functional currency of which is the Argentine peso should restate their financial statements. Such restatement should be applied as if the economy had always been hyperinflationary, using a general price index that reflects changes in general purchasing power. To apply the restatement, a series of indexes will be used, as prepared and published on a monthly basis by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish), which combines consumer price index (CPI) on a monthly basis published by the Argentine Institute of Statistics and Censuses (INDEC, for its acronym in Spanish) since January 2017 (baseline month: December 2016) with the wholesale prices indexes published by the INDEC until that date. For the months of November and December 2015, for which the INDEC did not publish the wholesale price index (WPI) variation, the CPI variation for the CABA is used.

Considering the abovementioned indexes, the inflation rate was 37.70% and 32.41% for the nine-month periods ended on September 30, 2019 and 2018, respectively, and 47.64% for the fiscal year ended on December 31, 2018.

Notwithstanding the above, as established by BCRA Communiqué “A” 6651, considering in addition Communiqué “A” 6778, financial institutions shall start the inflation adjustment on its financial statements according to IAS 29, for the fiscal years beginning on January 1, 2020.

The nonrecognition of changes in the general purchasing power under hyperinflationary conditions, may distort accounting information and, therefore, this situation should be taken into account in the interpretation of the Bank’s information on these condensed separate interim financial statements over financial position, the result of its operations and its cash flows.

Below there is a description of the main impacts if IAS 29 were to be applied:

(a)	Financial Statements shall be restated considering the changes in the general purchasing power of the currency to ensure that they are stated in the current measuring unit at end of the reporting period.

(b)	To sum up, the restating mechanism provided by IAS 29 is as follows:

(i)	Monetary items (the ones that are already stated in terms of the current measuring unit) are not restated because they are already expressed in terms of the monetary unit current at the end of the reporting period. In an inflationary period, an entity holding monetary assets generates purchasing power loss and holding monetary liabilities generates purchasing power gain, provided that the assets and liabilities are not linked to an adjustment mechanism that offsets, in some extend such effects. The net gain or loss on a monetary basis shall be included in profit or loss for the period.

(ii)	Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements.

(iii)	Nonmonetary items stated at current cost at the end of the reporting period, are not restated for presentation purposes in the statement of financial position, but the adjustment process must be completed to determine, in terms of constant measurement unit, the income or loss produced by holding these nonmonetary items.

(iv)	Nonmonetary items carried at historical cost or at current cost at some earlier date before the reporting date, shall be restated by an index that reflects the general level of price variation from the acquisition or revaluation date to the closing date, proceeding then to compare the restated amounts of those assets with their recoverable amounts. Income or loss for the period related to depreciation of property, plant and equipment and amortization of intangible assets and other nonmonetary cost shall be determined over the new restated amounts.

(v)	When an entity capitalizes borrowing cost in the nonmonetary assets, the part of the borrowing cost that compensates for the inflation during the same period will not be capitalized.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 37)

(Figures expressed in thousands of Pesos)

(vi)	The restatement of nonmonetary assets in terms of a current measurement unit at the end of the reporting period, without an equivalent adjustment for tax purposes generates a taxable temporary difference and a deferred income tax liability is recognized and the contra account is recognized as profit or loss for the period. When, beyond the restatement, there is a revaluation of nonmonetary assets, the deferred tax related to the restatement is recognized in profit or loss for the period and deferred tax related with the revaluation is recognized in other comprehensive income for the period.

(vii)	Income and expenses are restated from the date the items were recorded, except for those income or loss items that reflect or include, in their determination, the consumption of assets measured at the currency purchasing power from a date prior to that when the consumption was recorded, which is restated using as a basis the acquisition date of the assets related to the item, and except for income or losses arising from comparing the two measurements at currency purchasing power of different dates, for which it requires to identify the compared amounts, to restate them separately and to repeat the comparison, with the restated amounts.

(viii)	At the beginning of the first period of application of the restatement of financial statements in constant currency, the components of equity, except for the retained earnings, are restated according IAS 29, and the retained earning amount is determinated as a difference, once the equity items were restated.

If the Bank, according to a global estimation, had applied IAS 29, the Shareholders’ equity as of September 30, 2019 and December 31, 2018 would have increased by 12,562,072 and 29,366,178, respectively, including the effects for the application of section 5.5. “Impairment” of the IFRS 9 abovementioned. On the other hand, the comprehensive income for the nine-month period would have decreased by 15,583,888.

Subsidiaries

As mentioned in note 1, the Bank performs certain transactions through its subsidiaries.

Subsidiaries are all the entities controlled by the Bank. An entity controls another entity when it is exposed, or has rights, to variable returns from its continuing involvement with such other entity, and has the ability to use its power to direct the operating and financing policies of such other entity, to affect the amounts of such returns.

As provided under IAS 27 “Consolidated and Separate Financial Statements”, investments in subsidiaries were accounted for using the “equity method”, established in IAS 28. When using this method, investments are initially recognized at cost, and such amount increases or decreases to recognize investor’s interest in profits and losses of the entity after the date of acquisition or creation.

Shares in profits and losses of subsidiaries and associates are recognized under “Income from subsidiaries, associates and joint ventures” in the statement of income. Ownership interest in other comprehensive income of subsidiaries is accounted for under “Income for the period in other comprehensive income of subsidiaries, associates and joint ventures accounted for using the participation method”, in the statement of other comprehensive income.

Transcription in the Books of Accounts

As of the date of these condensed separate interim financial statements, the same are in the process of being transcribed in the Books of Accounts of Banco Macro SA.

New standards adopted

New standards adopted are described in note 3 to the condensed consolidated interim financial statements.

New pronouncements

New pronouncements are described in note 3 to the condensed consolidated interim financial statements.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 37)

(Figures expressed in thousands of Pesos)

4.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. Although these transactions are not recognized in the statement of financial position, since they imply a possible liability for the Bank, they expose the Bank to credit risks other than those recognized in the statement of financial position and are, therefore, an integral part of the total risk of the Bank.

As of September 30, 2019 and December 31, 2018, the Bank maintains the following contingent transactions:

	09/30/2019	12/31/2018
Undrawn commitments of credit cards and checking accounts	87,251,476	89,947,565
Overdraft and unused agreed commitments (*)	2,472,081	634,288
Guarantees granted (*)	706,074	940,990
Letters of credit	312,141	256,788
	90,741,772	91,779,631

(*)   Includes transactions not covered by BCRA debtor classification standards. For overdraft and unused agreed commitments, it includes an amount of 710,153 and 221,220, as of September 30, 2019 and December 31, 2018, respectively. For guarantees granted it includes the amount of 185,942 and 166,650, as of September 30, 2019 and December 31, 2018, respectively.

Risks related to the contingent transactions described above have been evaluated and are controlled within the framework of the Bank’s credit risk policy detail in note 39 to the consolidated financial statements as of December 31, 2018, already issued.

5.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

Note 5 to the condensed consolidated interim financial statements describes the methods and assumptions used to determine the fair value, both of the financial instruments recognized at fair value as of those not accounted for at such fair value in these condensed separate interim financial statements. In addition, the Bank discloses the relevant information as to instruments included in Level 3 of the fair value hierarchy.

Notwithstanding the above, the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments; any technique to perform such estimate implies certain inherent fragility level.

Fair value hierarchy

The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

-	Level 1: quoted prices (unadjusted) observable in active markets that the Bank accesses to at the measurement day for identical assets or liabilities. The Bank considers markets as active only if there are sufficient trading activities with regards to the volume and liquidity of the identical assets or liabilities and when there are binding and exercisable price quotes available at each reporting period.

-	Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices such as interest rates and yield curves, implied volatilities, and credit spreads. In addition, adjustments to level 2 inputs may be required for the condition or location of the asset or the extent to which it relates to items that are comparable to the valued instrument. However, if such adjustments are based on unobservable inputs which are significant to the entire measurement, the Bank will classify the instruments as Level 3.

-	Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 37)

(Figures expressed in thousands of Pesos)

The following tables show the hierarchy in the Bank’s financial assets and liabilities at fair value measurement, as of September 30, 2019 and December 31, 2018:

Description	Financial assets and financial liabilities measured at fair value on a recurring basis as of September 30, 2019
	Total	Level 1	Level 2	Level 3
Financial assets

At fair value through profit or loss
Debt Securities at fair value through profit or loss	1,086,146	301,169	62,362	722,615
Derivative Financial Instruments	56,436	13,254	43,182
Other financial assets	24,437			24,437
Financial assets delivered as guarantee	60,920	60,920
Equity instruments at fair value through profit or loss	1,505,187	8,382		1,496,805

At fair value through OCI
Other debt securities	54,312,070	38,443,759	15,868,311
Financial assets delivered as guarantee	1,020,126	1,020,126
Total	58,065,322	39,847,610	15,973,855	2,243,857
Financial liabilities

At fair value through profit or loss
Derivatives financial instruments	147,309	2,385	144,924
Total	147,309	2,385	144,924

Description	Financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2018
	Total	Level 1	Level 2	Level 3
Financial assets

At fair value through profit or loss
Debt Securities at fair value through profit or loss	2,150,737	591,483	268,202	1,291,052
Derivative Financial Instruments	14,555	10,994	3,561
Other financial assets	91,168			91,168
Financial Assets delivered as guarantee	150,456	150,456
Equity instruments at fair value through profit or loss	47,020	4,777		42,243

At fair value through OCI
Other debt securities	55,296,382	41,508,836	13,787,546
Total	57,750,318	42,266,546	14,059,309	1,424,463

Financial liabilities

At fair value through profit or loss
Derivatives financial instruments	1,369	593	776
Total	1,369	593	776

Below there is the reconciliation between the amounts at the beginning and the end of the period or fiscal year, as applicable, of the financial instruments recognized at fair value, using the valuation technical information based on the Bank’s own assumptions, as of September 30, 2019 and December 31, 2018:

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 37)

(Figures expressed in thousands of Pesos)

	Fair values using valuation techniques based on the Bank’s own assumptions (level 3) September 30, 2019
Description	Debt Securities	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	1,291,052	91,168	42,243
Transfers to Level 3
Transfers from Level 3
Profit and loss	397,842	8,946	31,629
Recognition and derecognition	(966,279)	(75,677)	1,422,933	(*)
Amount at end of the period	722,615	24,437	1,496,805

(*) It is related to the reclassification according to IFRS 5 of non current assets held for sale. Additionally, see note 10 to the condensed consolidated interim financial statements.

	Fair values using valuation techniques based on the Bank’s own assumptions (level 3) December 31, 2018
Description	Debt securities	Other financial assets	Investments in equity instruments
Amount at the beginning	35,841	161,751	33,197
Transfers to Level 3
Transfers from Level 3
Profit and loss	(200,279)	(92,022)	9,046
Recognition and derecognition	1,455,490	21,439
Amount at end of the fiscal year	1,291,052	91,168	42,243

Instruments measured as level 3 include mainly equity instruments at fair value through profit or loss and debt securities, for which the construction of fair values was obtained based on the Bank’s own assumptions that are not easily observable in the market.

Changes in fair value levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy, as well as the resulting determination of transfers between levels 1, 2 and 3 at each period end.

As of September 30, 2019 and December 31, 2018, the Bank has not recognized any transfers between levels 1, 2 and 3 of the fair value hierarchy.

Financial assets and liabilities not recognized at fair value

The following table shows a comparison between the fair value and the carrying amount of financial instruments not recognized at fair value as of September 30, 2019 and December 31, 2018:

	09/30/2019
	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	90,631,294	90,631,294			90,631,294
Other financial assets	2,824,705	2,824,705			2,824,705
Loans and other financing	180,080,921		125,621	159,321,194	159,446,815
Other debt securities	20,141,025	2,317,264	16,919,341	599,465	19,836,070
Financial assets delivered as guarantee	8,725,645	7,262,402			7,262,402
	302,403,590	103,035,665	17,044,962	159,920,659	280,001,286

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 37)

(Figures expressed in thousands of Pesos)

	09/30/2019
	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial liabilities
Deposits	241,522,783	120,276,636		121,362,996	241,639,632
Repo transactions	2,167,021	2,167,021			2,167,021
Other financial liabilities	14,783,581	13,662,026	1,117,087		14,779,113
Financing received from the BCRA and other financial entities	3,335,440	2,660,346	626,774		3,287,120
Issued corporate bonds	6,008,238		1,206,468	2,029,506	3,235,974
Subordinated corporate bonds	23,726,491		15,992,228		15,992,228
	291,543,554	138,766,029	18,942,557	123,392,502	281,101,088

	12/31/2018
	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial Assets
Cash and deposits in banks	68,178,537	68,178,537			68,178,537
Other financial assets	2,172,487	2,172,487			2,172,487
Loans and other financing	165,209,389		175,685	150,201,015	150,376,700
Other debt securities	7,358,084	173,337	7,158,360		7,331,697
Financial assets delivered as guarantee	6,173,482	6,141,490	31,992		6,173,482
	249,091,979	76,665,851	7,366,037	150,201,015	234,232,903

Financial liabilities
Deposits	219,761,923	99,926,237		119,925,037	219,851,274
Repo transactions	164,469	164,469			164,469
Other financial liabilities	14,128,235	13,962,137	166,522		14,128,659
Financing received from the BCRA and other financial entities	3,297,393	2,532,284	731,729		3,264,013
Issued corporate bonds	6,388,191		4,992,566		4,992,566
Subordinated corporate bonds	15,288,390		12,260,778		12,260,778
	259,028,601	116,585,127	18,151,595	119,925,037	254,661,759

6.	INVESTMENTS IN ASSOCIATES AND JOINT ARRANGEMENTS

The Bank’s interests on associates and joint ventures are disclosed in note 6 to the condensed consolidated interim financial statements.

7.	OTHER FINANCING AND NON FINANCING ASSETS

The breakdown of other financial and non financial assets as of September 30, 2019 and December 31, 2018 is as follows:

Other financial assets	09/30/2019	12/31/2018
Sundry debtors (note 10)	4,145,636	1.676.034
Amounts receivables from spot sales of foreign currency pending settlements	47,109	235.643
Private securities	24,437	91.168
Amounts receivables from spot sales of government securities pending settlements	2,937	253.992
Other	112,658	11.749
Allowances (note10)	(1,483,635)	(4.931)
	2,849,142	2.263.655

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 37)

(Figures expressed in thousands of Pesos)

Other non financial assets	09/30/2019	12/31/2018
Investment in property (Exhibit F)	433,970	213,874
Advanced prepayment	321,872	141,654
Prepayments for the purchase of assets	159,398	159,231
Tax advances	30,133	33,185
Other	45,887	81,295
	991,260	629,239

8.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

-	has control or joint control of the Bank;

-	has significant influence over the Bank;

-	is a member of the key management personnel of the Bank or of a parent of the Bank;
-	members of the same group;
-	one entity is an associate (or an associate of a member of a group of which the other entity is a member).

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the senior management members of the Risk Management Committee, the Assets and Liabilities Committee and the Senior Credit Committee.

The amounts related to transactions generated with related parties as of September 30, 2019 and December 31, 2019 for the periods or fiscal year, as applicable, are as follows:

	Information as of September 30, 2019
	Main subsidiaries
	Banco del Tucumán SA	Macro Bank Limited	Macro Securities SA	Associates	Key management personnel	Other related parties	Total
ASSETS

Cash and deposits in banks		461					461
Other financial assets	3,108						3,108
Loans and other financing (1)
Documents						68,410	68,410
Overdrafts					91	927,879	927,970
Credit cards					29,764	7,579	37,343
Leases			3,891			7,272	11,163
Mortgage loans					61,627		61,627
Other loans						355,278	355,278
Guarantees granted						779,416	779,416

Total assets	3,108	461	3,891		91,482	2,145,834	2,244,776

LIABILITIES
Deposits		11	507,084	22,291	396,674	333,988	1,260,048
Derivative financial liabilities						133,615	133,615
Other financial liabilities			139,150		62	135,151	274,363

Total liabilities		11	646,234	22,291	396,736	602,754	1,668,026

(1)	The maximum financing amount for loans and other financing as of September 30, 2019 for Banco del Tucumán SA, Macro Securities SA, Key management personnel and other related parties amounted to 2,980,000, 5,188, 124,914 and 3,374,317, respectively.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 37)

(Figures expressed in thousands of Pesos)

	Information as of December 31, 2018
	Main subsidiaries
	Banco del Tucumán SA	Macro Bank Limited	Macro Securities SA	Associates	Key management personnel	Other related parties	Total
ASSETS

Cash and deposits in banks		583					583
Other financial assets	2,504		25,276	20,660			48,440
Loans and other financing (1)
Documents						331,265	331,265
Overdrafts			6		3,505	143,936	147,447
Credit cards			286		17,012	50,948	68,246
Leases			5,746			1,407	7,153
Personal loans					1,003		1,003
Mortgage loans					51,559		51,559
Other loans						232,670	232,670
Guarantees granted						391,699	391,699
Other nonfinancial assets			83,178				83,178

Total assets	2,504	583	114,492	20,660	73,079	1,151,925	1,363,243

LIABILITIES
Deposits		13	311,073	1,774,149	4,859,377	589,610	7,534,222
Other financial liabilities				101,232	29	514	101,775
Financing received from the BCRA and other financial entities	301,742						301,742
Issued corporate bonds			11,231				11,231
Subordinated corporate bonds						46,605	46,605

Total Liabilities	301,742	13	322,304	1,875,381	4,859,406	636,729	7,995,575

(1)	The maximum financing amount for loans and other financing as of December 31, 2018 for Banco del Tucumán SA, Macro Bank Limited, Macro Securities SA, associates, Key management personnel and other related parties amounted to 2,550,000, 0, 7,216, 0, 79,066 and 1,533,270, respectively.

As of September 30, 2019 and 2018, income (loss) related to transactions generated with related parties are as follows:

	Information as of September 30, 2019
	Main subsidiaries
	Banco del Tucumán SA	Macro Bank Limited	Macro Securities SA	Associates	Key management personnel	Other related parties	Total
INCOME / (LOSS)
Interest income	33,844		4,448		2,574	113,510	154,376
Interest expense	(65,981)			(1,275)	(641,000)	(163,836)	(872,092)
Commissions income	6		424	129	17	3,176	3,752
Net loss from measurement of financial instruments at fair value through profit or loss					(14,508)	(18,864)	(33,372)
Other operating income	25,940	2				21	25,963
Administrative expenses						(17,419)	(17,419)
Other operating expenses						(51,757)	(51,757)

Income / (Loss)	(6,191)	2	4,872	(1,146)	(652,917)	(135,169)	(790,549)

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 37)

(Figures expressed in thousands of Pesos)

	Information as of September 30, 2018
	Main subsidiaries
	Banco del Tucumán SA	Macro Bank Limited	Macro Securities SA	Associates		Key management personnel	Other related parties	Total
INCOME / (LOSS)
Interest income	352,190		1,756			1,167	31,998	387,111
Interest expense	(2,781)			(97,712)		(130,701)	(412)	(231,606)
Commissions income	7		251	82		13	4,153	4,506
Other operating income	18,279	29					11	18,319
Administrative expenses	(4)						(7,022)	(7,026)
Other operating expenses				(793,188	)(1)		(17,643)	(810,831)

Income / (loss)	367,691	29	2,007	(890,818)		(129,521)	11,085	(639,527)

(1)	These losses are mainly generated by debit and credit cards processing expenses billed by Prisma Medios de Pago SA.

Transactions generated by the Bank with related parties for transactions arranged within the usual and ordinary course of business were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

The Bank does not have loans granted to Directors and other key management personnel secured with shares.

Total remunerations received as salary and bonus by the key management personnel as of September 30, 2019 and 2018, totaled 124,919 and 66,815, respectively.

In addition, fees received by the Directors as of September 30, 2019 and 2018 amounted to 797,186 and 420,052, respectively.

Additionally, the composition of the Board of Directors and key management personnel is as follows:

	09/30/2019	12/31/2018
Board of Directors	13	14
Senior manager of the key management personnel	9	10
	22	24

9.	MODIFICATION OF FINANCIAL ASSETS

The financial assets modified during the period and their new gross carrying amounts are described in note 9 to the condensed consolidated interim financial statements. The net income for the modification is detailed in note 21.

10.	NONCURRENT ASSETS HELD FOR SALE – PRISMA MEDIOS DE PAGO SA

The Bank’s holding on Prisma Medios de Pago SA as of September 30, 2019 and December 31, 2018, is detailed in note 10 to the condensed consolidated interim financial statements.

11.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.

Exhibit J “Changes in Provisions” presents the changes in provisions as of September 30, 2019 and December 31, 2018.

The expected terms to settle these obligations are as follows:

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 37)

(Figures expressed in thousands of Pesos)

	09/30/2019
	Within 12 months	Beyond 12 months	09/30/2019	12/31/2018
For administrative, disciplinary and criminal penalties		718	718	718
Commercial claims	628,290	98,926	727,216	513,859
Labor lawsuits in progress	49,023	102,670	151,693	110,095
Pension funds - reimbursement	61,944	64,590	126,534	116,061
Other	207,025	31,850	238,875	229,021
	946,282	298,754	1,245,036	969,754

In the opinion of the Management of the Bank and its legal counsel, there are no other significant effects than those disclosed in these condensed separate interim financial statements, the amounts and settlement terms of which have been recognized based on the current value of such estimates, considering the probable settlement date thereof.

12.	OTHER FINANCIAL AND NON FINANCIAL LIABILITIES

The breakdown of other financial and non financial liabilities as of September 30, 2019 and December 31, 2018 is as follows:

Other financial liabilities	09/30/2019	12/31/2018
Credit card settlement - due to merchants	8,288,363	9,206,543
Payments orders pending settlement foreign exchange	2,710,647	1,584,612
Finance leases liabilities	927,960
Collections and other transactions on account and behalf others	779,384	723,352
Amounts payable for spot purchases of other pending settlement	106,600	284,535
Amounts payable for spot purchases of foreign currency pending settlement	47,287	678,307
Amounts payable for spot purchases of government securities pending settlement	33,404	146,910
Other	1,889,936	1,503,976
	14,783,581	14,128,235

Other non financial liabilities	09/30/2019	12/31/2018
Salaries and payroll taxes payables (note 32.1)	3,905,737	1,706,975
Withholdings	1,545,965	1,151,327
Taxes payables	1,414,288	1,220,814
Miscellaneous payables	665,495	577,105
Fees payables	460,065	140,036
Retirement pension payment orders pending settlement	187,022	234,275
Other	466,517	423,754
	8,645,089	5,454,286

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 37)

(Figures expressed in thousands of Pesos)

13.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of September 30, 2019 and December 31, 2018:

09/30/2019	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	90,631,294
Debt securities at fair value through profit or loss	435,265	365,950	284,931
Derivative instruments		56,436
Other financial assets	2,121,414	727,728
Loans and other financing (1)	2,110,317	119,383,777	58,586,827
Other debt securities		63,123,025	11,330,070
Financial assets delivered as guarantee	7,262,402	2,544,289
Equity instruments at fair value through profit or loss	1,505,187
Total assets	104,065,879	186,201,205	70,201,828
Liabilities
Deposits	115,202,461	126,275,459	44,863
Derivative instruments		147,309
Repo transactions		2,167,021
Other financial liabilities		14,620,703	162,878
Financing received from BCRA and other financial entities		3,108,442	226,998
Issued corporate bonds		662,047	5,346,191
Subordinated corporate bonds		703,171	23,023,320
Total liabilities	115,202,461	147,684,152	28,804,250

12/31/2018	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	68,178,537
Debt securities at fair value through profit or loss		1,349,106	801,631
Derivative instruments		14,555
Other financial assets	1,354,255	843,190	66,210
Loans and other financing (1)	1,198,862	106,719,119	57,291,408
Other debt securities		55,778,747	6,875,719
Financial assets delivered as guarantee	6,141,490	182,448
Equity instruments at fair value through profit or loss	47,020
Total assets	76,920,164	164,887,165	65,034,968
Liabilities
Deposits	97,057,501	122,635,635	68,787
Derivative instruments		1,369
Repo transactions		164,469
Other financial liabilities		13,982,160	146,075
Financing received from BCRA and other financial entities		3,127,049	170,344
Issued corporate bonds		306,639	6,081,552
Subordinated corporate bonds		165,070	15,123,320
Total liabilities	97,057,501	140,382,391	21,590,078

(1)	The amounts included in “without due date”, are related with the non-performing portfolio.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 37)

(Figures expressed in thousands of Pesos)

14.	DISCLOSURES BY OPERATING SEGMENT

The Bank has an approach of its banking business that is described in note 14 to the condensed consolidated interim financial statements.

15.	INCOME TAX

a)	Inflation adjustment on income tax

Tax Reform Act 27430, amended by Act 27468, established the following, regarding to inflation adjustment on income tax for the fiscal years beginning on January 1, 2018.

i)	Such adjustment will be applicable in the fiscal year in which the variation of the IPC will be higher than 100% for the thirty-six months before the end of the tax period;

ii)	Regarding to the first, second and third fiscal year after its effective date, this procedure will be applicable if the variation of the abovementioned index, calculated from the beginning until the end of each of those fiscal years exceeds 55%, 30% and 15% for the first, second and third fiscal year of application, respectively; and

iii)	The positive or negative inflation adjustment, as the case may be, corresponding to the first, second and third fiscal years beginning on January 1, 2018, must be calculated if the assumptions mentioned in items (a) and (b) are verified and shall be allocated one third in the fiscal year for which the adjustment is calculated and the remaining two thirds in equal parts in the following immediate fiscal years.

At the closing date of an intermediate period, the Bank shall assess whether, at the closing date of the fiscal year, the conditions established by the income tax Act to practice the inflation adjustment are met. The available information at the issuance of these condensed separate interim financial statements related to changes of the CPI, confirmed that such conditions are met. As a consequence, the current and deferred income tax was recognized for the nine-month period ended September 30, 2019, including the effects of the application of the inflation adjustment on income taxes established by Law.

In addition, in October 2019, Banco Macro SA filed to the Federal Public Revenue Agency (AFIP, for its acronym in Spanish) recovery actions based on section 81 of Law 11683, for the higher tax paid for fiscal years 2013 to 2018. These actions are based on related case Law which established the unconstitutionality of the standards that banned the inflation adjustment on income tax with confiscatory effects.

As a result of the assessment made by the legal and tax advisors and based on related case law, the Bank considers that is probable to obtain a final probable resolution. As of the date of issuance of these condensed separate interim financial statements, AFIP has not issued a resolution regarding the actions filed.

b)	The main items of income tax expense in the condensed separate interim financial statements are as follows:

	09/30/2019			09/30/2018
	Accumulated from beginning of year up to 09/30/2019		Quarter ended 09/30/2019	Accumulated from beginning of year up to 09/30/2018	Quarter ended 09/30/2018
Current income tax expense	7,615,019		1,975,761	4,440,178	1,648,517
Gain for deferred income tax	(2,796,715	)(*)	(2,965,712)	(296,925)	(81,809)
Income tax expense / (gain) recorded in the statement of income	4,818,304		(989,951)	4,143,253	1,566,708
Income tax loss / (gain) recorded in other comprehensive income	76,512		94,770	(81,088)	(54,517)
	4,894,816		(895,181)	4,062,165	1,512,191

(*) Includes gain effects for the deferred income tax as explained in 15.a).iii).

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 37)

(Figures expressed in thousands of Pesos)

16.	COMMISSIONS INCOME

	09/30/2019		09/30/2018
Description	Accumulated from beginning of year up to 09/30/2019	Quarter ended 09/30/2019	Accumulated from beginning of year up to 09/30/2018	Quarter ended 09/30/2018
Performance obligations satisfied at a point in time
Commissions related to obligations	6,085,415	2,174,086	4,822,740	1,795,504
Commissions related to credit cards	3,182,625	1,223,133	2,271,960	776,626
Commissions related to insurance	606,439	204,248	519,961	178,226
Commissions related to trading and foreign exchange transactions	268,245	104,833	151,095	65,627
Commissions related to loans and other financing	102,126	44,946	57,406	17,720
Commissions related to securities	72,807	25,248	66,982	19,884
Commissions related to loans commitments and financial guarantees	2,749	308	178
Performance obligations satisfied over certain time period
Commissions related to credit cards	131,749	45,675	69,050	35,444
Commissions related to trading and foreign exchange transactions	15,404	10,498	10,799	4,089
Commissions related to loans and other financing	8,162	1,990	4,216	3,183
Commissions related to loans commitments and financial guarantees	1,831	1,831	743	468
Commissions related to obligations	1,796	411	3,471	1,264
	10,479,348	3,837,207	7,978,601	2,898,035

17.	DIFFERENCE IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

	09/30/2019		09/30/2018
Description	Accumulated from beginning of year up to 09/30/2019	Quarter ended 09/30/2019	Accumulated from beginning of year up to 09/30/2018	Quarter ended 09/30/2018
Translation of foreign currency assets and liabilities into pesos	(352,826)	268,711	(3,348,905)	(1,902,350)
Income from foreign currency exchange	1,991,417	1,137,054	949,230	505,362
	1,638,591	1,405,765	(2,399,675)	(1,396,988)

18.	OTHER OPERATING INCOME

	09/30/2019		09/30/2018
Description	Accumulated from beginning of year up to 09/30/2019	Quarter ended 09/30/2019	Accumulated from beginning of year up to 09/30/2018	Quarter ended 09/30/2018
Sale of noncurrent assets held for sale (note 10)	2,300,306	(40,386)
Services	863,327	373,061	404,255	178,867

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 37)

(Figures expressed in thousands of Pesos)

	09/30/2019		09/30/2018
Description (contd.)	Accumulated from beginning of year up to 09/30/2019	Quarter ended 09/30/2019	Accumulated from beginning of year up to 09/30/2018	Quarter ended 09/30/2018
Adjustments and interest from other receivables	350,559	130,365	151,312	71,674
Derecognition or substantial modification of financial liabilities	319,867	262,278	592,162	592,162
Sale of investment property and other nonfinancial assets	170,239	(31)	137,227	104
Adjustments from other receivables with CER clauses	82,586	27,635
Initial recognition of loans	59,771	(8,055)	95,719	45,970
Sale of property, plant and equipment	10,183	4,807	2,281	831
Other	629,069	203,497	427,466	145,117
	4,785,907	953,171	1,810,422	1,034,725

19.	EMPLOYEE BENEFITS

	09/30/2019		09/30/2018
Description	Accumulated from beginning of year up to 09/30/2019	Quarter ended 09/30/2019	Accumulated from beginning of year up to 09/30/2018	Quarter ended 09/30/2018
Salary	7,703,751	2,880,664	4,938,271	1,890,865
Payroll taxes (see note 32.1)	2,547,624	615,568	967,789	363,443
Compensations and bonuses to employees	978,051	476,884	470,684	163,345
Employee services	238,271	98,377	150,729	58,340
	11,467,697	4,071,493	6,527,473	2,475,993

20.	ADMINISTRATIVE EXPENSES

	09/30/2019		09/30/2018
Description	Accumulated from beginning of year up to 09/30/2019	Quarter ended 09/30/2019	Accumulated from beginning of year up to 09/30/2018	Quarter ended 09/30/2018
Fees to directors and statutory audits	1,118,510	539,647	442,031	162,010
Armored truck, documentation and events	858,380	422,504	529,665	186,257
Maintenance, conservation and repair expenses	818,416	291,928	553,726	217,428
Taxes	806,355	288,061	607,754	201,630
Security services	613,689	223,825	467,929	183,224
Electricity and communications	608,609	214,356	350,918	138,226
Other fees	533,881	202,698	345,231	133,624
Software	448,309	156,038	275,322	104,407
Advertising and publicity	231,292	99,962	160,387	78,374
Leases	120,378	32,130	208,886	81,220
Representation, travel and transportation expenses	88,259	31,888	65,048	23,858
Insurance	56,027	21,012	28,570	10,961
Stationery and office supplies	47,328	18,082	33,301	12,335
Hired administrative services	3,122	1,917	5,351	2,372
Other	236,914	84,578	189,845	75,141
	6,589,469	2,628,626	4,263,964	1,611,067

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 37)

(Figures expressed in thousands of Pesos)

21.	OTHER OPERATING EXPENSES

	09/30/2019		09/30/2018
Description	Accumulated from beginning of year up to 09/30/2019	Quarter ended 09/30/2019	Accumulated from beginning of year up to 09/30/2018	Quarter ended 09/30/2018
Turnover tax	5,270,164	1,937,573	3,574,220	1,424,901
Modification of financial assets (note 9)	2,565,560	2,565,560
For credit cards	2,071,335	815,305	1,360,840	526,004
Taxes	875,794	142,261	736	249
Charges for other provisions	803,305	424,256	523,795	205,874
Deposit guarantee fund contributions	333,256	127,133	198,239	75,661
Donations	107,200	35,724	57,295	16,569
Interest on the lease liability	60,665	24,553
Insurance claims	33,370	13,205	36,607	15,042
Other	761,988	257,118	612,555	186,947
	12,882,637	6,342,688	6,364,287	2,451,247

22.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The statement of cash flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the period. For the preparation of the statement of cash flows the Bank adopted the indirect method for operating activities and the direct method for investment activities and financing activities.

The Bank considers as “Cash and cash equivalents” the item Cash and Deposits in Banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the preparation of the statement of cash flows the Bank considered the following:

-	Operating activities: the normal revenue-producing activities of the Bank as well as other activities that cannot qualify as investing or financing activities.

-	Investing activities: the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities that result in changes in the size and composition of the shareholders´ equity and liabilities of the Bank and that are not part of the operating or investing activities.

The table below presents the reconciliation between the item “Cash and cash equivalents” in the statement of cash flows and the relevant accounting items of the Balance Sheet:

	09/30/2019	12/31/2018	09/30/2018	12/31/2017
Cash and deposits in banks	90,631,294	68,178,537	63,091,874	32,473,987
Debt securities at fair value				20,415
Other debt securities	54,269,065	55,069,908	34,648,009	19,294,526
	144,900,359	123,248,445	97,739,883	51,788,928

23.	CAPITAL STOCK

Note 23 to the condensed consolidated interim financial statements presents the changes in the Bank’s capital stock.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 37)

(Figures expressed in thousands of Pesos)

24.	DEPOSIT GUARANTEE INSURANCE

Note 25 to the condensed consolidated interim financial statements describes the Deposit Guarantee Insurance System and the scope thereof.

Banco Macro SA holds an 8.300% interest in the capital stock according to the percentages disclosed by BCRA Communiqué “B” 11816 issued on February 28, 2019.

25.	RESTRICTED ASSETS

As of September 30, 2019 and December 31, 2018 the following Bank’s assets are restricted:

Item	09/30/2019	12/31/2018
Debt securities at fair value through profit or loss and other debt securities
• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 securing the sectorial Credit Program of the Province of San Juan. Production investment financing fund.	116,937	64,703
• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 securing the regional economies Competitiveness Program – IDB Loan No. 3174/OC-AR.	97,209	108,633
• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 used as security in favor of Sedesa (1).	89,147	92,659
• Discount bonds in pesos regulated by Argentine legislation, maturing 2033, for minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/13, as amended, of the CNV.	20,042	14,620
• Discount bonds in pesos regulated by Argentine legislation, maturing 2033 securing IBD Loan of the Province of San Juan No. 2763/OC-AR.	2,610	6,609
Subtotal Debt securities at fair value through profit or loss and other debt securities	325,945	287,224

Other financial assets
• Sundry debtors – attachment within the scope of the claim filed by the DGR against the City of Buenos Aires for differences in turnover tax	827	827
Subtotal other financial assets	827	827

Loans and other financing – Nonfinancial sector and foreign residents
• Interests derived from contributions made as contributing partner (2)	7,008	10,000
Subtotal loans and other financing -	7,008	10,000

Financial assets delivered as guarantee
• Special guarantee checking accounts opened in BCRA for transactions related to the electronic clearing houses and similar entities.	6,269,481	5,330,580
• Forward purchase for repo transactions	2,544,289	182,448
• Guarantee deposits related to credit and debit card transactions	673,501	715,022
• Other guarantee deposits	319,420	95,888
Subtotal Other financial assets delivered as guarantee	9,806,691	6,323,938
Other nonfinancial assets
• Real property related to call options sold	244,374	73,006
Subtotal Other nonfinancial assets	244,374	73,006
Total	10,384,845	6,694,995

(1)	As replacement for the preferred shares of former Nuevo Banco Bisel SA to secure to Sedesa the price payment and the fulfillment of all the obligations assumed in the purchase and sale agreement dated May 28, 2007, maturing on August 11, 2021.

(2)	In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made. They correspond to the following risk funds: Risk Fund of Los Grobo SGR as of September 30, 2019 and December 31, 2018.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 37)

(Figures expressed in thousands of Pesos)

26.	TRUST AGREEMENTS

Note 27 to the condensed consolidated interim financial statements describe the different trust agreements according to the business purpose sought by the Bank, which may be summarized as follows:

26.1	Financial trusts for investment purposes

As of September 30, 2019 and December 31, 2018, the debt securities with investment purposes and certificate of participation in financial trusts for investment purpose total 1,370,747 and 1,380,994, respectively.

According to the latest accounting information available as of the date of issuance of these condensed separate interim financial statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

26.2	Trusts created using financial assets transferred by the Bank (Securitization)

Al of September 30, 2019 and December 31, 2018, considering the latest available accounting information as of the date of these condensed separate interim financial statements, the assets managed through Macro Fiducia SA of this type of trusts amount to 4,332 and 69,444, respectively.

26.3	Trusts guaranteeing loans granted by the Bank

As of September 30, 2019 and December 31, 2018, considering the latest available accounting information as of the date of these condensed separate interim financial statements, the assets managed by the Bank amount to 1,059,435 and 269,507, respectively.

26.4	Trusts in which the Bank acts as Trustee (Management)

As of September 30, 2019 and December 31, 2018, considering the latest available accounting information as of the date of these condensed separate interim financial statements, the assets managed by the Bank amount to 1,879,307 and 1,480,540, respectively.

27.	COMPLIANCE WITH CNV REGULATIONS

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV rules (as per General Resolution 622/2013, as amended), the Bank is registered with this agency as agent for the custody of collective investment products of mutual funds (AC PIC FCI, for their acronyms in Spanish), comprehensive clearing and settlement agent and trading agent (ALyC and AN – comprehensive, for their acronyms in Spanish), financial trustee Agent (FF, for its acronym in Spanish) and Guarantee Entity (in the process of being registered). Note 28.3 to the condensed consolidated interim financial statements describes the number of shares subscribed by third parties and the assets held by the Bank in its capacity as depositary company.

Additionally, the Bank’s shareholders’ equity exceeds the minimum amount required by this regulation, amounting to 21,000, as well as the minimum statutory guarantee account required of 12,000, which the Bank paid-in with government securities as described in note 25 to the these condensed separated interim financial statements and with cash deposits in BCRA accounts 00285 and 80285 belogning to the Bank.

In addition, note 28.2 to the condensed consolidated interim financial statements presents the general policy of documents in custody, describing which information has been disclosed and delivered to third parties for custody.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 37)

(Figures expressed in thousands of Pesos)

28.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for September 2019 are listed below, indicating the amounts as of month-end of the related items:

Description	Banco Macro SA
Cash and deposits in banks
Amounts in BCRA accounts	51,852,760
Other debt securities
BCRA Internal Bills computable for the minimum cash requirements	23,320,035
Government securities computable for the minimum cash requirements	8,891,911
Financial assets delivered as guarantee
Special guarantee accounts with the BCRA	6,269,481
Total	90,334,187

29.	PENALTIES APPLIED TO THE FINANCIAL ENTITY AND SUMMARY PROCEEDINGS INITIATED BY THE BCRA

Note 30 to the condensed consolidated interim financial statements describes the penalties applied and the proceedings filed by the BCRA against the Bank, classified as follows:

-	Summary proceedings filed by the BCRA
-	Penalties applied by the BCRA
-	Penalties applied by the UIF

The Bank’s Management and its legal counsel consider no further significant accounting effects, other than those previous mentioned, should be recorded or disclosed.

30.	ISSUANCE OF CORPORATE BONDS

Note 31 to the condensed consolidated interim financial statements describes liabilities for corporate bonds recognized by the Bank as September 30, 2019 and December 31, 2018, under the terms and values therein expressed.

The carrying amount for corporate bonds recorded by the Bank in its separate interim financial statements is as follows:

Corporate Bonds	Original value		Residual face value as of 09/30/2019		09/30/2019	12/31/2018
Subordinated Resettable – Class A	USD	400,000,000	USD	400,000,000	23,726,491	15,288,390
Nonsubordinated – Class B	Ps.	4,620,570,000	Ps.	3,391,052,000	3,076,448	3,460,899
Nonsubordinated – Class C	Ps.	3,207,500,000	Ps.	3,207,500,000	2,931,790	2,927,292
Total					29,734,729	21,676,581

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 37)

(Figures expressed in thousands of Pesos)

31.	OFF BALANCE SHEET TRANSACTIONS

In addition to note 4, the Bank recognizes different off balance sheet transactions, pursuant to the BCRA standards. Below are the amounts of the main off balance sheet transactions as of September 30, 2019 and December 31, 2018:

Item	09/30/2019	12/31/2018
Custody of government and private securities and other assets held by third parties	69,386,966	63,662,007
Preferred and other collaterals received from customers (1)	47,563,656	44,383,138
Outstanding checks not paid yet	7,286,348	3,224,266
Checks already deposited and pending clearance	3,195,373	1,680,896

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force in this matter.

32.	TAX AND OTHER CLAIMS

32.1. Tax claims

Note 33.1 to the condensed consolidated interim financial statements describes the most relevant claims pending resolution and filed by AFIP and the tax authorities of the relevant jurisdiction.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned proceedings other than those already disclosed.

32.2. Other claims

Note 33.2. to the condensed consolidated interim financial statements describes the most relevant claims pending resolution and filed by the different consumer´s associations.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above-mentioned proceedings other than those already disclosed.

33.	RESTRICTION ON DIVIDENDS DISTRIBUTION

Note 34 to the condensed consolidated interim financial statements describes the main legal provisions regulating the restriction on profit distribution.

34.	CAPITAL MANAGEMENT, CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT

Note 35 to the condensed consolidated interim financial statements describes the main guidelines of the Bank related to capital management, corporate governance transparency policy and risk management.

Additionally, the table below shows the minimum capital requirements measured on a separate basis, effective for the month of September 2019 together with the integration thereof (computable equity) as of the end of such month:

Description	09/30/2019
Minimum capital requirements	24,387,331
Computable equity	82,489,785
Capital surplus	58,102,454

35.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT OF THE FINANCIAL AND CAPITAL MARKETS

The international and domestic macroeconomics environments in which the Bank operates and its impacts are described in note 37 to the condensed consolidated interim financial statements.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2019

(Translation of Financial statements originally issued in Spanish – See Note 37)

(Figures expressed in thousands of Pesos)

36.	EVENTS AFTER REPORTING PERIOD

No other events occurred between the end of the reporting period and the issuance of these condensed separate interim financial statements that may materially affect the financial position or the profit and loss for the period, not disclosed in these condensed separate interim financial statements.

37.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These condensed separate interim financial statements are presented in accordance with the accounting framework established by the BCRA, as mention in note 3. These accounting standards may not conform with accounting principles generally accepted in other countries.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018
(Translation of the financial statements originally issued in Spanish – See Note 37)
(Figures stated in thousands of pesos)

		Holdings				Position
		09/30/2019			12/31/2018	09/30/2019
			Fair			Position
		Fair	value	Book	Book	without		Final
Name	Identification	Value	level	amounts	amounts	options	Options	position
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
- Local
Government securities
Discount bonds denominated in pesos at 5.83% - Maturity: 12-31-2033	45696		1	120,347	2,274	120,347		120,347
Bonds Par denominated in pesos - Maturity: 12-31-2038	45695		1	94,666	36,656	94,666		94,666
Debt Securities of Province of Río Negro in pesos - Badlar Private + 500 basis point - Maturity: 07-06-2020	32922		2	60,185	122,869	60,185		60,185
Consolidation bonds in pesos 6° Serie at 2%- Maturity: 03-15-2024	2420		1	48,167	48,396	48,167		48,167
Consolidation bonds in pesos 8° Serie - Maturity: 10-04-2022	2571		1	17,856	169,663	17,856		17,856
Federal government bonds in US dollars at 8.75% - Maturity: 05-07-2024	5458		1	7,640	61,833	7,640		7,640
Bonds Par denominated in US dollars Argentina law - Maturity: 12-31-2038	45699		1	3,032		3,032		3,032
Federal government bonds in pesos- Badlar Private + 200 Basic Points - Maturity: 04-03-2022	5480		1	2,882	38,419	2,882		2,882
Bonds of the Argentina Republic in US dollars at 8,00% - Maturity: 10-08-2020	5468		1	2,732	34,844	2,732		2,732
Bonds of the Argentina Republic treasury in pesos adjustable by CER - Maturity: 03-06-2023	5324		2	2,122	5,622	2,122		2,122
Other				3,902	331,640	64,822		64,822
Subtotal local government securities				363,531	852,216	424,451		424,451
Private securities
Debt Securities in Financial Trusts Secubono Series 191 Class A - Maturity: 06-29-2020	54375		3	112,083		112,083		112,083
Debt Securities in Financial Trusts Surcos	80036		3	98,638		98,638		98,638
Debt Securities in Financial Trusts Agrocap	80039		3	89,147	130,735	89,147		89,147
Debt Securities in Financial Trusts Secubono	80038		3	77,346	79,203	77,346		77,346
Debt Securities in Financial Trusts Accicom Préstamos Personales	80035		3	74,268	32,716	74,268		74,268
Debt Securities in Financial Trust provisional Garbarino	80034		3	69,895	21,574	69,895		69,895
Debt Securities in Financial Trusts Chubut Regalías Hidrocarburíferas - Maturity: 07-01-2020	36425		3	35,461	48,366	35,461		35,461
Debt Securities in Financial Trusts Megabono Series 180 Class A - Maturity: 12-24-2019	53887		3	34,922	165,980	34,922		34,922
Debt Securities in Financial Trusts Secubono Series 189 Class A - Maturity: 03-30-2019	54228		3	31,977		31,977		31,977
Debt Securities in Financial Trusts Carfauto	80037		3	24,380		24,380		24,380
Other				74.498	819.947	74.498		74.498
Subtotal local private securities				722,615	1,298,521	722,615		722,615
TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS				1,086,146	2,150,737	1,147,066		1,147,066

EXHIBIT A

(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

(Translation of the financial statements originally issued in Spanish - See Note 37)

(Figures stated in thousands of pesos)

			Holdings				Position
			09/30/2019			12/31/2018	09/30/2019
				Fair			Position
			Fair	value	Book	Book	without		Final
Name		Identification	Value	level	amounts	amounts	options	Options	position
OTHER DEBT SECURITIES
Measured at fair value through other comprehensive income
- Local
Government securities
Discount bonds denominated in pesos at 5.83% - Maturity: 12-31-2033		45696		1	43,005	144,844	43,005		43,005
International bonds of the Argentina Republic in US dollars at 7.125 - Maturity: 06-28-2117		92208				81,630
Subtotal local government securities					43,005	226,474	43,005		43,005

Central Bank of Argentina Bills
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 02-10-2019		80010		1	16,936,431		17,932,692		17,932,692
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 10-04-2019		80014		2	15,868,311		15,868,311		15,868,311
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 10-03-2019		80012		1	10,914,556		10,938,422		10,938,422
Liquidity letters of Central Bank of Argentina in pesos - Maturity:. 10-01-2019		80008		1	10,549,767		10,549,767		10,549,767
Liquidity letters of Central Bank of Argentina in pesos - Maturity:. 01-04-2019		80007				15,546,415
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-08-2019		80010				13,787,546
Liquidity letters of Central Bank of Argentina in pesos - Maturity:. 01-02-2019		80005				12,404,850
Liquidity letters of Central Bank of Argentina in pesos - Maturity:. 01-03-2019		80006				7,926,384
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-07-2019		80009				5,404,713
Subtotal Central Bank of Argentina Bills					54,269,065	55,069,908	55,289,192		55,289,192

Total Other debt securities measured at fair value though other comprehensive income					54,312,070	55,296,382	55,332,197		55,332,197

Measured at amortized cost
- Local
Government securities
Bonds of the Argentina Republic in pesos fixed rate 26% - Maturity: 11-21-2020		5330	8,925,829	2	9,071,577	7,201,040	9,343,572		9,343,572
Bonds of the Argentina Republic treasury in pesos adjustable by CER - Maturity: 07-22-2021		5315	1,509,768	1	1,595,264		2,227,890		2,227,890
Letters of National treasury with capitalization in pesos - Maturity: 08-30-2019	(*)	5335	1,499,392	2	1,426,455		1,490,992		1,490,992
Letters of National treasury with capitalization in pesos - Maturity: 05-13-2019	(*)	5343	962,400	2	1,203,127		1,293,329		1,293,329
Letters of National treasury with capitalization in pesos - Maturity: 09-13-2019	(*)	5337	1,062,010	2	963,038		1,055,178		1,055,178
Letters of National treasury with capitalization in pesos - Maturity: 08-29-2020	(*)	5341	804,743	2	868,178		868,178		868,178
Letters of National treasury with capitalization in pesos - Maturity: 10-31-2019	(*)	5269	588,436	2	740,261		740,261		740,261
Discount bonds denominated in pesos at 5.83% - Maturity: 12-31-2033		45696	161,443	1	297,353	157,044	297,353		297,353
Letters of the federal treasury adjustable by CER - Maturity: 02-26-2020	(*)	5290	230,864	2	183,965		183,965		183,965
Other	(*)				339,292		651,034		651,034
Subtotal local government securities					16,688,510	7,358,084	18,151,752		18,151,752

Private securities
Corporate bonds Banco Provincia de Buenos Aires Class 011 - Maturity: 11-15-2019		42074	579,053	1	566,394		566,394		566,394
Corporate bonds Banco Provincia de Buenos Aires Class 006 - Maturity: 11-01-2019		92644	254,437	2	247,373		247,373		247,373
Corporate bonds BBVA Banco Frances SA Class 026 - Maturity: 11-28-2019		54078	231,262	2	215,459		215,459		215,459
Corporate bonds Tarjeta Naranja Class 040 Series 001 - Maturity: 10-10-2019		53417	162,921	2	159,200		159,200		159,200
Corporate bonds Banco de Inversión y Comercio Exterior SA Class 004 - Maturity: 12-19-2019		52082	141,819	2	133,534		133,534		133,534
Debt Securities in Financial Trusts Secubono Series 192 Class A - Maturity: 07-28-2020		54392	121,964	3	125,704		125,704		125,704
Debt Securities in Financial Trusts Garbarino Series 153 - Maturity: 02-10-2020		54371	125,469	3	121,117		121,117		121,117
Corporate bonds Tarjeta Naranja Class 041 Series 001 - Maturity. 11-15-2019		53845	112,592	2	105,708		105,708		105,708
Corporate bonds Banco de la Ciudad de Buenos Aires Class 019 - Maturity: 11-22-2019		42076	102,269	2	97,473		97,473		97,473
Debt Securities in Financial Trusts Garbarino 153 Class B - Maturity: 06-10-2020		54404	91,204	3	95,035		95,035		95,035
Corporate bonds Banco Galicia SA Class 005 Series 001 - Maturity: 04-26-2020		53477	102,603	2	94,417		94,417		94,417
Debt Securities in Financial Trust Consubond Series 156 Class A - Maturity: 05-26-2020		54389	79,217	3	93,200		93,200		93,200
Debt Securities in Financial Trust Megabono 212 Class A - Maturity: 09-28-2020		80040	89,010	3	88,120		88,120		88,120
Corporate bonds YPF Class 017 - Maturity: 04-30-2020		38562	95,714	2	79,955		79,955		79,955
Corporate bonds HSBC Bank Argentina SA Class 007 - Maturity: 12-17-2020		53068	122,689	2	74,310		74,310		74,310
Corporate bonds Tarjeta Naranja Class 036 Series 002 - Maturity: 12-07-2019		52050	71,104	2	73,250		73,250		73,250
Corporate bonds Banco Provincia de Buenos Aires Class 012 - Maturity: 02-15-2020		42075	65,230	2	69,575		69,575		69,575
Corporate bonds Volkswagen Financieral Services Class 004 - Maturity: 02-27-2020		54076	81,184	2	69,304		69,304		69,304
Corporate bonds Banco Santander Río SA Class 019 - Maturity: 03-20-2020		52320	65,657	2	59,121		59,121		59,121
Corporate bonds BBVA Banco Frances SA Class 027 - Maturity: 08-28-2020		54079	79,624	2	55,853		55,853		55,853
Corporate bonds YPF SA Class 043 - Maturity: 10-21-2023		50939	59,276	2	54,172		54,172		54,172
Corporate bonds Tarjetas Cuyanas SA Class 027 - maturity: 02-10-2020		52227	55,954	2	49,463		49,463		49,463
Debt Securities in Financial Trust Garbarino 153 Class A - Maturity: 03-10-2020		54403	47,790	3	48,659		48,659		48,659
Other					676,119		676,119		676,119
Subtotal local private securities					3,452,515		3,452,515		3,452,515
Total Other debt securities measured at cost amortized					20,141,025	7,358,084	21,604,267		21,604,267
TOTAL OTHER DEBT SECURITIES					74,453,095	62,654,466	76,936,464		76,936,464

(*) The maturities disclosed are related to conditions of original issuance. See additionally Notes 9 and 37 to the condensed consolidated interim financial statements.

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT A

(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

(Translation of the financial statements originally issued in Spanish - See Note 37)

(Figures stated in thousands of pesos)

		Holdings				Position
		09/30/2019			12/31/2018	09/30/2019
			Fair			Position
		Fair	value	Book	Book	without		Final
Name	Identification	Value	level	amounts	amounts	options	Options	position
Equity Instruments
Measured at fair value through profit or loss
- Local
Prisma Medios de Pago SA	80031		3	1,420,696		1,420,696		1,420,696
Mercado Abierto Electrónico SA	80024		3	46,181	22,292	46,181		46,181
C.O.E.L.S.A	80025		3	9,605	4,826	9,605		9,605
Sedesa	80016		3	6,972	3,975	6,972		6,972
Argentina Clearing SA	80026		3	4,569	4,569	4,569		4,569
Matba Rofex SA	80032		3	2,237		2,237		2,237
Proin SA	80020		3	1,478	513	1,478		1,478
Mercado a Término Rosario SA	80021		3	1,426	3,663	1,426		1,426
Provincanje SA	80028		3	1,218	379	1,218		1,218
Sanatorio Las Lomas SA	80018		3	694	600	694		694
Other				510	457	510		510
Subtotal local				1,495,586	41,274	1,495,586		1,495,586

- Foreign
Banco Latinoamericano de Comercio Exterior SA	80028		1	8,382	4,777	8,382		8,382
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales	80029		3	1,219	969	1,219		1,219
Subtotal foreign				9,601	5,746	9,601		9,601
Total measured at fair value through profit or loss				1,505,187	47,020	1,505,187		1,505,187
TOTAL EQUITY INSTRUMENTS				1,505,187	47,020	1,505,187		1,505,187
TOTAL GOVERNMENT AND PRIVATE SECURITIES				77,044,428	64,852,223	79,588,717		79,588,717

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING

BY SITUATION AND COLLATERAL RECEIVED

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

(Translation of the financial statements originally issued in Spanish - See Note 37)

(Figures stated in thousands of pesos)

	09/30/2019	12/31/2018
COMMERCIAL
In normal situation	87,317,875	69,702,689
With senior “A” collateral and counter-collateral	2,395,485	2,542,734
With senior “B” collateral and counter-collateral	11,158,107	8,381,277
Without senior collateral or counter-collateral	73,764,283	58,778,678
Subject to special monitoring	713,232	213,632
In observation
With senior “A” collateral and counter-collateral	83,805	3,226
With senior “B” collateral and counter-collateral	186,729	68,007
Without senior collateral or counter-collateral	187,921	41,805
In negotiation or with financing agreements
With senior “A” collateral and counter-collateral		43,592
Without senior collateral or counter-collateral	254,777	57,002
Troubled	201,682	633,432
With senior “B” collateral and counter-collateral	62,659	179,598
Without senior collateral or counter-collateral	139,023	453,834
With high risk of insolvency	194,645	277,016
With senior “A” collateral and counter-collateral	9,174	1,223
With senior “B” collateral and counter-collateral	39,699	180,785
Without senior collateral or counter-collateral	145,772	95,008
Irrecoverable	17,983
With senior “B” collateral and counter-collateral	17,644
Without senior collateral or counter-collateral	339
Subtotal Commercial	88,445,417	70,826,769

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT B

(continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING

BY SITUATION AND COLLATERAL RECEIVED

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

(Translation of the financial statements originally issued in Spanish - See Note 37)

(Figures stated in thousands of pesos)

	09/30/2019	12/31/2018
CONSUMER AND MORTGAGE
Performing	97,577,185	95,744,514
With senior “A” collateral and counter-collateral	1,808,397	2,949,577
With senior “B” collateral and counter-collateral	13,776,038	13,676,510
Without senior collateral or counter-collateral	81,992,750	79,118,427
Low risk	1,697,681	1,926,667
With senior “A” collateral and counter-collateral	62,081	48,130
With senior “B” collateral and counter-collateral	200,035	187,262
Without senior collateral or counter-collateral	1,435,565	1,691,275
Medium risk	1,368,539	1,250,021
With senior “A” collateral and counter-collateral	18,329	16,916
With senior “B” collateral and counter-collateral	187,371	74,792
Without senior collateral or counter-collateral	1,162,839	1,158,313
High risk	1,235,107	818,569
With senior “A” collateral and counter-collateral	9,253	13,707
With senior “B” collateral and counter-collateral	82,921	38,991
Without senior collateral or counter-collateral	1,142,933	765,871
Irrecuperable	491,568	211,895
With senior “A” collateral and counter-collateral	16,352	1,260
With senior “B” collateral and counter-collateral	107,389	26,682
Without senior collateral or counter-collateral	367,827	183,953
Irrecoverable according to Central Bank's rules	597	872
Without senior collateral or counter-collateral	597	872
Subtotal consumer and mortgage	102,370,677	99,952,538
Total	190,816,094	170,779,307

This exhibit discloses the contractual figures as established by the BCRA. The conciliation with the condensed separate interim statement of financial position, is listed below:

	09/30/2019	12/31/2018
Loans and other financing	180,080,921	165,209,389
+ Allowances for loans and other financing	4,504,123	3,875,164
+ Adjustment amortized cost and fair value	159,573	250,558
+ Debt securities of financial trust - Measured at amortized cost	625,286
+ Corporate bonds	2,851,990
Guarantees provided and contingent liabilities	2,594,201	1,444,196
Total computable items	190,816,094	170,779,307

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT C

CONCENTRATION OF LOANS AND FINANCING FACILITIES

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

(Translation of the financial statements originally issued in Spanish - See Note 37)

(Figures stated in thousands of pesos)

	09/30/2019		12/31/2018
Number of customers	Cut off balance	% of total portfolio	Cut off balance	% of total portfolio
10 largest customers	34,417,436	18.04	19,431,966	11.38
50 next largest customers	25,593,372	13.41	22,338,628	13.08
100 next largest customers	14,611,070	7.66	13,582,068	7.95
Other customers	116,194,216	60.89	115,426,645	67.59
Total (1)	190,816,094	100.00	170,779,307	100.00

(1) See reconciliation in Exhibit B

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT D

BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS

AS OF SEPTEMBER 30, 2019

(Translation of the financial statements originally issued in Spanish - See Note 37)

(Figures stated in thousands of pesos)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector - Central Bank		64,788	240,430	95,118	98,494	76,320		575,150
Financial sector		623,563	2,429,716	1,212,166	717,192	1,121,028		6,103,665
Non-financial private sector and foreign residents	2,289,373	66,438,559	24,321,163	29,392,402	24,089,686	34,949,402	58,236,313	239,716,898

Total	2,289,373	67,126,910	26,991,309	30,699,686	24,905,372	36,146,750	58,236,313	246,395,713

BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS

AS OF DECEMBER 31, 2018

(Translation of the financial statements originally issued in Spanish - See Note 37)

(Figures stated in thousands of pesos)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector - Central Bank		147,547	403,613	434,592	745,089	968,517	323,784	3,023,142
Financial sector		1,098,948	1,733,758	1,205,293	1,698,740	598,110	22,143	6,356,992
Non-financial private sector and foreign residents	1,844,588	49,760,432	21,985,020	23,678,562	27,665,062	30,337,330	60,455,954	215,726,948

Total	1,844,588	51,006,927	24,122,391	25,318,447	30,108,891	31,903,957	60,801,881	225,107,082

This exhibit disclosures contractual future cash flows that include interests and accessories to be accrued until maturity of the contracts.

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT F

CHANGE OF PROPERTY, PLANT AND EQUIPMENT

AS OF SEPTEMBER 30, 2019

(Translation of the financial statements originally issued in Spanish - See Note 37)

(Figures stated in thousands of pesos)

					Depreciation for the period
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Accumulated	Decrease	Of the period	At the end	Residual value at the end of the period
Cost
Real property	6,961,072	50	19,017	21,023	308,138	11,309	95,762	392,591	6,566,475
Furniture and facilities	588,044	10	39,710	28,080	161,859	27,807	44,048	178,100	421,574
Machinery and equipment	1,378,179	5	280,069	151,480	698,999	151,479	193,730	741,250	765,518
Vehicles	127,543	5	24,548	14,260	80,201	10,366	18,463	88,298	49,533
Work in progress	706,851		802,818	1					1,509,668
Right of use		5	898,210	16,107		2,183	157,089	154,906	727,197
Total property, plant and equipment	9,761,689		2,064,372	230,951	1,249,197	203,144	509,092	1,555,145	10,039,965

CHANGE OF PROPERTY, PLANT AND EQUIPMENT

AS OF DECEMBER 31, 2018

(Translation of the financial statements originally issued in Spanish - See Note 37)

(Figures stated in thousands of pesos)

					Depreciation for the fiscal year
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Accumulated	Decrease	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Real property	4,885,709	50	2,819,803	744,440	397,490	176,473	87,121	308,138	6,652,934
Furniture and facilities	339,327	10	254,999	6,282	126,282	10	35,587	161,859	426,185
Machinery and equipment	939,919	5	554,843	116,583	509,167		189,832	698,999	679,180
Vehicles	109,825	5	34,399	16,681	75,696	13,940	18,445	80,201	47,342
Work in progress	2,569,113		1,539,596	3,401,858					706,851
Total property, plant and equipment (1)	8,843,893		5,203,640	4,285,844	1,108,635	190,423	330,985	1,249,197	8,512,492

(1) During the fiscal year 2018, this item observed transfers to and from property, plant and equipment and/or non current assets held for sale.

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT F

(Continued)

CHANGE IN INVESTMENT PROPERTY

AS OF SEPTEMBER 30, 2019

(Translation of the financial statements originally issued in Spanish - See Note 37)

(Figures stated in thousands of pesos)

					Depreciation for the period
Item	Original Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Accumulated	Decrease	Of the period	At the end	Residual value at the end of the period
Cost
Rented properties	90,485	50			8,127		771	8,898	81,587
Other investment properties	137,606	50	222,431	22	6,090	5	1,547	7,632	352,383
Total investment property	228,091		222,431	22	14,217	5	2,318	16,530	433,970

CHANGE IN INVESTMENT PROPERTY

AS OF DECEMBER 31, 2018

(Translation of the financial statements originally issued in Spanish - See Note 37)

(Figures stated in thousands of pesos)

					Depreciation for the fiscal year
Item	Original Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Accumulated	Decrease	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Rented properties		50	90,485		8,027		100	8,127	82,358
Other investment properties	634,771	50	258,330	755,495	19,306	18,680	5,464	6,090	131,516
Total investment property (1)	634,771		348,815	755,495	27,333	18,680	5,564	14,217	213,874

(1) During the fiscal year 2018, this item observed transfers to and from property, plant and equipment and/or non current assets held for sale.

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT G

CHANGE IN INTANGIBLE ASSETS

AS OF SEPTEMBER 30, 2019

(Translation of the financial statements originally issued in Spanish - See Note 37)

(Figures stated in thousands of pesos)

					Depreciation for the period
Item	Original Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Accumulated	Decrease	Of the period	At the end	Residual value at the end of the period
Cost
Licenses	549,788	5	360,025	104,448	224,722	104,448	102,060	222,334	583,031
Goodwill - Business combination	210,927								210,927
Other intangible assets	1,847,186	5	692,673	300,694	791,322	300,694	308,285	798,913	1,440,252
Total intangible assets	2,607,901		1,052,698	405,142	1,016,044	405,142	410,345	1,021,247	2,234,210

CHANGE IN INTANGIBLE ASSETS

AS OF DECEMBER 31, 2018

(Translation of the financial statements originally issued in Spanish - See Note 37)

(Figures stated in thousands of pesos)

					Depreciation for the fiscal year
Item	Original Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Accumulated	Decrease	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Licenses	306,420		243,862	494	163,541	2	61,183	224,722	325,066
Goodwill - Business combination		5	210,927						210,927
Other intangible assets	1,179,178	5	740,976	72,968	511,548		279,774	791,322	1,055,864
Total intangible assets (1)	1,485,598		1,195,765	73,462	675,089	2	340,957	1,016,044	1,591,857

(1) During the fiscal year 2018, there were transfers between different lines of the item, that produce differences between the amounts at the end of one year and the beginning of other, without implying modifications of total this item.

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT H

DEPOSIT CONCENTRATION

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

(Translation of the financial statements originally issued in Spanish - See Note 37)

(Figures stated in thousands of pesos)

	09/30/2019		12/31/2018
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	14,399,271	5.96	17,296,726	7.87
50 next largest customers	13,047,538	5.40	15,385,676	7.00
100 next largest customers	9,220,144	3.82	10,281,792	4.68
Other customers	204,855,830	84.82	176,797,729	80.45

Total	241,522,783	100.00	219,761,923	100.00

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES

FOR RESIDUAL TERMS

AS OF SEPTEMBER 30, 2019

(Translation of the financial statements originally issued in Spanish - See Note 37)

(Figures stated in thousands of pesos)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	214,290,772	25,259,197	3,621,143	1,296,992	44,543	19,545	244,532,192

From the non financial government sector	14,133,040	2,298,971	156,567	1,625			16,590,203
From the financial sector	293,021						293,021
From the non financial private sector and foreign residents	199,864,711	22,960,226	3,464,576	1,295,367	44,543	19,545	227,648,968

Derivative instruments	8,035	128,020	11,254				147,309

Repo transactions	2,167,021						2,167,021

Other financial entities	2,167,021						2,167,021

Other Financial Liabilities	14,562,590	33,803	31,139	37,570	154,233	26,727	14,846,062

Financing received from the Central Bank of Argentina and other financial institutions	596,713	793,253	1,682,423	75,046	189,011	65,656	3,402,102

Issued corporate bonds	357,901	252,804	384,791	966,854	3,808,077	3,394,799	9,165,226

Subordinated corporate bonds		777,037		777,037	1,554,074	32,345,463	35,453,611

Total	231,983,032	27,244,114	5,730,750	3,153,499	5,749,938	35,852,190	309,713,523

This exhibit discloses contractual future cash flows that include interests and accesories to be accrued until maturity of the contracts.

Delfín Jorge Ezequiel Carballo
Chairperson

ANEXO I

(Continued)

BREAKDOWN OF FINANCIAL LIABILITIES

FOR RESIDUAL TERMS

AS OF DECEMBER 31, 2018

(Translation of the financial statements originally issued in Spanish - See Note 37)

(Figures stated in thousands of pesos)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	182,738,073	31,261,800	7,363,772	1,293,292	61,860	15,985	222,734,782

From the non-financial government sector	10,262,572	1,021,797	639,422	46,091	206		11,970,088
From the financial sector	148,269						148,269
From the non-financial private sector and foreign residents	172,327,232	30,240,003	6,724,350	1,247,201	61,654	15,985	210,616,425

Derivative instruments	1,019		350				1,369

Repo transactions	164,667						164,667

Other financial entities	164,667						164,667

Other Financial Liabilities	13,945,078	18,936	9,668	14,045	22,435	141,539	14,151,701

Financing received from the Central Bank of Argentina and other financial institutions	724,436	918,813	1,083,024	470,177	87,151	125,173	3,408,774

Issued corporate bonds	362,870		585,301	735,047	1,443,264	7,394,296	10,520,778

Subordinated corporate bonds			510,412	510,412	1,020,824	21,757,164	23,798,812

Total	197,936,143	32,199,549	9,552,527	3,022,973	2,635,534	29,434,157	274,780,883

This exhibit discloses contractual future cash flows that include interests and accessories to be accrued until maturity of the contracts.

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT J

CHANGES IN PROVISIONS

AS OF SEPTEMBER 30, 2019

(Translation of the financial statements originally issued in Spanish - See Note 37)

(Figures stated in thousands of pesos)

	Amounts at		Decreases
Item	beginning of fiscal year	Increases	Reversals	Charge off	09/30/2019
For Administrative, disciplinary and criminal sanctions	718	50		50	718
Other	969,036	803,305	18,045	509,978	1,244,318
Total Provisions	969,754	803,355	18,045	510,028	1,245,036

CHANGES IN PROVISIONS

AS OF DECEMBER 31, 2018

(Translation of the financial statements originally issued in Spanish - See Note 37)

(Figures stated in thousands of pesos)

	Amounts at		Decreases
Item	beginning of fiscal year	Increases	Reversals	Charge off	12/31/2018
For Administrative, disciplinary and criminal sanctions	718				718
Other	595,277	1,031,170	14,119	643,292	969,036
Total Provisions	595,995	1,031,170	14,119	643,292	969,754

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT K

COMPOSITION OF CAPITAL STOCK

AS OF SEPTEMBER 30, 2019

(Translation of the financial statements originally issued in Spanish - See Note 37)

(Figures stated in thousands of pesos)

Shares				Capital Stock
			Votes per	Issued
Class	Stock number	Face value	share	outstanding	In treasury	Paid in
Registered common stock A	11,235,670	1	5	11,236		11,236
Registered common stock B	628,162,076	1	1	628,162		628,162
Total	639,397,746			639,398		639,398

COMPOSITION OF CAPITAL STOCK

AS OF DECEMBER 31, 2018

(Translation of the financial statements originally issued in Spanish - See Note 37)

(Figures stated in thousands of pesos)

Shares				Capital Stock
			Votes per	Issued	In treasury
Class	Stock number	Face value	share	outstanding	(1)	Paid in
Registered common stock A	11,235,670	1	5	11,236		11,236
Registered common stock B	658,427,351	1	1	629,479	28,948	658,427
Total	669,663,021			640,715	28,948	669,663

(1)	See Note 23.

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT L

FOREIGN CURRENCY AMOUNTS

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

(Translation of the financial statements originally issued in Spanish - See Note 37)

(Figures stated in thousands of pesos)

	09/30/2019					12/31/2018
	Total parent	Total per currency
Item	company and local branches	US dollar	Euro	Real	Other	Total
ASSETS
Cash and deposits in banks	51,194,204	50,751,318	347,251	15,896	79,739	39,768,830
Debt securities at fair value through profit or loss	236,706	236,706				332,797
Other financial assets	2,142,127	2,142,127				1,375,996
Loans and other financing	54,466,390	54,466,390				45,803,582
Other financial institutions	192,696	192,696				480,324
From the non financial private sector and foreign residents	54,273,694	54,273,694				45,323,258
Other debt securities						81,630
Financial assets delivered as guarantee	1,687,893	1,687,893				916,165
Equity instruments at fair value through profit or loss	9,601	9,601				5,746
Investments in associates and joint ventures	1,842,616	1,842,616				1,417,060

TOTAL ASSETS	111,579,537	111,136,651	347,251	15,896	79,739	89,701,806

LIABILITIES
Deposits	76,511,644	76,511,644				69,034,060
Non financial government sector	2,170,210	2,170,210				2,008,915
Financial sector	219,811	219,811				100,200
Non financial private sector and foreign residents	74,121,623	74,121,623				66,924,945
Other financial liabilities	4,231,605	4,009,125	217,960		4,520	2,142,161
Financing from the Central Bank and other financial institutions	2,872,128	2,872,128				2,598,810
Subordinated corporate bonds	23,726,491	23,726,491				15,288,390
Provisions
Other non financial liabilities	50,277	50,277				29,566
TOTAL LIABILITIES	107,392,145	107,169,665	217,960		4,520	89,092,987

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS

AS OF SEPTEMBER 30, 2019

(Translation of the financial statements originally issued in Spanish - See Note 37)

(Figures stated in thousands of pesos)

Type of contract	Purpose of the transactions performed	Underlying asset	Type of settlement	Negotiation environment or counter-party	Originally agreed weighted monthly average term (in months)	Residual weighted monthly average term (in months)	Weighted daily average term settlement of differences (in days)	Amount (*)
Futures	Intermediation - own account	Foreign currency	Daily settlement of differences	MAE (over-the-counter electronic market) (ROFEX)	4	4	1	2,056,800

Forward	Intermediation - own account	Foreign currency	Maturity settlement of differences	Over The Counter - Residents in Argentina - Non-financial sector	4	3	30	2,911,371

Repo transactions	Intermediation - own account	Local government securities	With delivery of underlying asset	Other countries of local	1	1	-	2,544,289

Options	Intermediation - own account	Other	With delivery of underlying asset	Over The Counter - Residents in Argentina - Non-financial sector	22	17	-	416,146

(*) Related to the valuation of the underlying traded, exposed in absolute value.

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT Q

BREAKDOWN OF STATEMENT OF INCOME

AS OF SEPTEMBER 30, 2019

(Translation of the financial statements originally issued in Spanish - See Note 37)

(Figures stated in thousands of pesos)

	Net financial Income/ (Loss)
	Mandatory measurement
Items	Quarter ended 09/30/2019	Accumulated from beginning of period up to 09/30/2019
For measurement of financial assets at fair value through profit or loss
Loss from government securities	(198,281)	(105,138)
Gain from private securities	110,313	351,175
Gain from derivative financial instruments
Forward transactions	735,002	1,024,116
(Loss)/Gain from other financial assets	(860)	13,349
(Loss)/Gain from equity instruments at fair value through profit or loss	(275)	1,403,587
Gain/(Loss) from sales or low of financial assets at fair value	90,201	(98,198)
Total	736,100	2,588,891

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT Q

(Continued)

BREAKDOWN OF STATEMENT OF INCOME

AS OF SEPTEMBER 30, 2019

(Translation of the financial statements originally issued in Spanish - See Note 37)

(Figures stated in thousands of pesos)

	Net financial income/ (Loss)
Interest and adjustment for the application of the effective interest rate of financial assets measured at amortized cost	Quarter ended 09/30/2019	Accumulated from beginning of period up to 09/30/2019
Interest income
For cash and bank deposits	85,983	151,800
For government securities	1,880,737	2,926,780
For debt securities	378,928	378,928
For loans and other financing
Financial sector	374,727	1,240,294
Non financial private sector
Overdrafts	3,344,749	6,941,661
Documents	956,112	3,232,004
Mortgage loans	1,370,071	4,138,564
Pledge loans	126,217	371,683
Personal loans	5,040,855	14,704,162
Credit cards	2,386,998	7,240,324
Financial leases	35,485	117,670
Other	1,010,756	3,143,606
For repo transactions
Central Bank of Argentina		9,381
Other financial institutions	7,511	1,954,852
Total	16,999,129	46,551,709
Interest expenses
For deposits
Non financial private sector
Checking accounts	(104,630)	(274,633)
Saving accounts	(111,046)	(355,281)
Time deposits and investments accounts	(13,030,364)	(34,782,023)
For Financing received from Central Bank of Argentina and other financial institutions	(62,160)	(232,821)
For repo transactions
Other financial institutions	(53,300)	(231,715)
For other financial liabilities	(35,171)	(92,447)
Issued corporate bonds	(787,429)	(1,709,311)
For subordinated corporate bonds	(385,656)	(976,856)
Total	(14,569,756)	(38,655,087)

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT Q

(Continued)

BREAKDOWN OF STATEMENT OF INCOME

AS OF SEPTEMBER 30, 2019

(Translation of the financial statements originally issued in Spanish - See Note 37)

(Figures stated in thousands of pesos)

	Income for the period		Other comprehensive income
Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through other comprehensive income	Quarter ended 09/30/2019	Accumulated from beginning of period up to 09/30/2019	Quarter ended 09/30/2019	Accumulated from beginning of period up to 09/30/2019
From debt government securities	16,831,909	39,536,575	315,900	255,041
Total	16,831,909	39,536,575	315,900	255,041

	Income for the period
Commissions income	Quarter ended 09/30/2019	Accumulated from beginning of period up to 09/30/2019
Commissions related to obligations	2,174,497	6,087,211
Commissions related to credits	46,936	110,288
Commissions related to loans commitments and financial guarantees	2,139	4,580
Commissions related to securities value	25,248	72,807
Commissions to credit cards	1,268,808	3,314,374
Commissions to insurance	204,248	606,439
Commissions related to trading and foreign exchange transactions	115,331	283,649
Total	3,837,207	10,479,348

	Loss for the period
Commissions expenses	Quarter ended 09/30/2019	Accumulated from beginning of period up to 09/30/2019
Commissions related to trading and foreign exchange transactions	(64,778)	(92,975)
Other
Commissions paid ATM exchange	(149,527)	(357,722)
Checkbooks commissions and compensating cameras	(71,207)	(189,558)
Commissions Credit cards and foreign trade	(53,474)	(146,060)
Total	(338,986)	(786,315)

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT Q

BREAKDOWN OF STATEMENT OF INCOME

AS OF SEPTEMBER 30, 2018

(Translation of the financial statements originally issued in Spanish - See Note 37)

(Figures stated in thousands of pesos)

	Net financial Income/ (Loss)
	Mandatory measurement
Item	Quarter ended 09/30/2018	Accumulated from beginning of period up to 09/30/2018
For measurement of financial assets at fair value through profit or loss
Gain from government securities	162,850	247,813
Gain from private securities	12,158	34,493
Gain from derivative financial instruments
Forwards transactions	234,461	234,461
Gain from other financial assets	26,254	54,584
(Loss)/Gain from equity instruments at fair value through profit or loss	(2)	6,113
Loss from sales or low of financial assets at fair value	(66,678)	(106,294)
Gain from derivative financial instruments
Forward transactions	5,970
Total	375,013	471,170

Delfín Jorge Ezequiel Carballo

Chairperson

EXHIBIT Q
(continued)

BREAKDOWN OF STATEMENT OF INCOME
AS OF SEPTEMBER 30, 2018
(Translation of the financial statements originally issued in Spanish - See Note 37)
(Figures stated in thousands of pesos)

Interest and adjustment for the application of the effective interest rate of financial assets measured at amortized cost	Net financial income/ (Loss)
	Quarter ended 09/30/2018	Accumulated from beginning of period up to 09/30/2018
Interest income
For cash and bank deposits	4,684	9,636
for debt securities	69,868	169,889
for government securities	343,139	373,266
For loans and other financing
Financial sector	478,911	1,035,349
Non Financial sector
Overdrafts	1,441,247	3,171,071
Documents	847,214	2,214,697
Mortgage loans	1,024,300	2,288,487
Pledge loans	138,410	421,969
Personal loans	4,488,940	12,382,887
Credit cards	1,646,938	4,316,412
Financial leases	40,158	108,700
Other	1,200,939	2,999,006
For repo transactions
Central Bank of Argentina		21,248
Other financial institutions	7,610	65,854
Total	11,732,358	29,578,471
Interest expenses
For deposits
Non financial private sector
Checking accounts	(142,137)	(142,137)
Saving accounts	(88,844)	(202,811)
Time deposits and investments accounts	(4,948,561)	(11,147,564)
For Financing received from Central Bank of Argentina and other financial institutions	(44,911)	(78,009)
For repo transactions
Other financial institutions	(65,702)	(121,014)
For other financial liabilities	(18,433)	(23,764)
Issued corporate bonds	(405,786)	(1,028,860)
For subordinated corporate bonds	(252,059)	(565,465)
Total	(5,966,433)	(13,309,624)

EXHIBIT Q
(Continued)
BREAKDOWN OF STATEMENT OF INCOME
AS OF SEPTEMBER 30, 2018
(Translation of the financial statements originally issued in Spanish - See Note 37)
(Figures stated in thousands of pesos)

Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through other comprehensive income	Income for the period			Other comprehensive income
	Quarter ended 09/30/2018	Accumulated from beginning of period up to 09/30/2018	Quarter ended 09/30/2018	Accumulated from beginning of period up to 09/30/2018
From debt government securities	3,938,506	9,062,571	(181,724)	(270,294)
Total	3,938,506	9,062,571	(181,724)	(270,294)

Commissions income	Income for the period
	Quarter ended 09/30/2018	Accumulated from beginning of period up to 09/30/2018
Commissions related to obligations	1,796,768	4,826,211
Commissions related to credits	20,903	61,622
Commissions related to loans commitments and financial guarantees	468	921
Commissions related to securities value	19,884	66,982
Commissions to credit cards	812,070	2,341,010
Commissions to insurance	178,226	519,961
Commissions related to trading and foreign exchange transactions	69,716	161,894
Total	2,898,035	7,978,601

Commissions expenses	Loss for the period
	Quarter ended 09/30/2018	Accumulated from beginning of period up to 09/30/2018
Commissions related to transactions to debt securities		(208)
Commissions related to trading and foreign exchange transactions	(14,614)	(31,476)
Other
Commissions paid ATM exchange	(77,625)	(198,065)
Checkbooks commissions and compensating cameras	(45,714)	(124,282)
Commissions Credit cards and foreign trade	(39,404)	(110,880)
Total	(177,357)	(464,911)

EXHIBIT R
VALUE ADJUSTMENT FOR CREDIT LOSSES - ALLOWANCES FOR UNCOLLECTIBILITY RISK
AS OF SEPTEMBER 30, 2019
(Translation of the financial statements originally issued in Spanish - See Note 37)
(Figures stated in thousands of pesos)

			Decreases
Item	Amounts at beginning of the fiscal year	Increases	Reversals	Charge off	09/30/2019
Other financial assets (Note 10)	4,931	1,478,720		16	1,483,635
Loans and other financing	3,875,164	3,007,370	95,909	2,282,502	4,504,123
Other financial institutions	52,121	2,894	32,065		22,950
To the non-financial private sector and foreign residents
Overdrafts	278,910	245,199	2,683	79,691	441,735
Documents	352,955	82,246	22,843	81,475	330,883
Mortgage loans	262,750	117,146	1,165	32,293	346,438
Pledge loans	75,762	29,439	972	1,538	102,691
Personal loans	1,497,309	1,183,721	52	989,580	1,691,398
Credit cards	772,847	592,018	457	457,545	906,863
Financial leases	5,567	1,340	1,037		5,870
Other	576,943	753,367	34,635	640,380	655,295
Other debt securities		24,761			24,761
Total allowances	3,880,095	4,510,851	95,909	2,282,518	6,012,519

VALUE ADJUSTMENT FOR CREDIT LOSSES - ALLOWANCES FOR UNCOLLECTIBILITY RISK

AS OF DECEMBER 31, 2018

(Translation of the financial statements originally issued in Spanish - See Note 37)

(Figures stated in thousands of pesos)

			Decreases
Item	Amounts at beginning of the fiscal year	Increases	Reversals	Charge off	09/30/2018
Other financial assets	4,916	1,850		1,835	4,931
Loans and other financing	2,470,303	2,867,749	37,684	1,425,204	3,875,164
Other financial institutions	31,251	25,571	4,701		52,121
To the non-financial private sector and foreign residents
Overdrafts	138,311	198,938	6,822	51,517	278,910
Documents	200,750	193,380	807	40,368	352,955
Mortgage loans	146,296	148,407	13,466	18,487	262,750
Pledge loans	73,070	28,738	3,681	22,365	75,762
Personal loans	1,055,897	1,284,557	267	842,878	1,497,309
Credit cards	557,682	565,559	905	349,489	772,847
Financial leases	6,487	268	1,188	0	5,567
Other	260,559	422,331	5,847	100,100	576,943
Total allowances	2,475,219	2,869,599	37,684	1,427,039	3,880,095

REVIEW REPORT ON CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

To the Directors of

BANCO MACRO S.A.

CUIT (Argentine tax identification number): 30-50001008-4

Registered office: Avenida Eduardo Madero 1182

Buenos Aires City

I.	Report on the financial statements

Introduction

1.	We have reviewed the accompanying condensed consolidated interim financial statements of BANCO MACRO S.A. and its subsidiaries (“the Bank”), which comprise: (a) the consolidated statement of financial position as of September 30, 2019, (b) the consolidated statements of income and other comprehensive income for the three and nine-month periods ended at September 30, 2019, and the changes in shareholders’ equity and cash flows for the nine-month period then ended, and (c) explanatory notes and other supplementary information.

Responsibility of the Bank’s Board of Directors and Management in connection with the financial statements

2.	The Bank’s Board of Directors and Management are responsible for the preparation and presentation of the financial statements mentioned in paragraph 1. in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), which, as indicated in note 3. to the financial statements mentioned in paragraph 1., is based on International Financial Reporting Standards (“IFRS”), and in particular for the condensed interim financial statements on the International Accounting Standard (“IAS”) 34 "Interim Financial Reporting", as those standards were issued by the International Accounting Standards Board ("IASB") and adopted by the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE” for its Spanish acronym), only subject to the exceptions stated in (i) point 5.5. "Impairment" of IFRS 9 "Financial instruments", and (ii) International Accounting Standards (“IAS”) 29 “Financial Reporting in Hyperinflationary Economies”, which were temporarily excluded by the BCRA from the accounting framework applicable to financial institutions. The Bank’s Board of Directors and Management are also responsible for the internal control they may deem necessary to allow the interim financial statements to be prepared free of material misstatements, whether due to errors or irregularities.

2

Auditor’s responsibility

3.	Our responsibility is to express a conclusion on the financial statements mentioned in paragraph 1. based on our review, which was performed in accordance with the standards established by FACPCE Technical Resolution No. 37 and with the “Minimum external auditing standards” issued by the BCRA, applicable to the review of interim financial statements, and in compliance with the ethical requirements relevant to the audit of the Bank’s annual financial statements. A review of interim financial statements consists of making inquiries, mainly to the persons in charge of accounting and financial matters, as well as applying analytical procedures and other review procedures. A review is substantially less in scope than an audit of financial statements; therefore, we cannot obtain reasonable assurance that we will become aware of all the material issues that may arise in an audit. Therefore, we do not express an audit opinion.

Conclusion

4.	Based on our review, we have not become aware of anything that may lead us to believe that the financial statements mentioned in paragraph 1. have not been prepared, in all material respects, in accordance with the accounting framework established by the BCRA mentioned in paragraph 2.

Emphasis on certain aspects disclosed in the financial statements and other issues

5.	We would like to draw attention to the information contained in the following notes to the consolidated financial statements mentioned in paragraph 1.:

(a)    Note 3. “Basis for the preparation of these financial statements and applicable accounting standards”, section “Applicable Accounting Standards”, in which the Bank quantifies the effect that the application of section 5.5 “Impairment” of IFRS 9 “Financial instruments” would have on the financial statements mentioned in paragraph 1., which was temporarily excluded by the BCRA from the accounting framework applicable to financial entities. This issue does not change the conclusion stated in paragraph 4., but it should be taken into account by the users of IFRS for interpreting the financial statements mentioned in paragraph 1.

(b)    Note 3. “Basis for the preparation of these financial statements and applicable accounting standards”, section “Measuring unit”, which (a) explains that although as of September 30, 2019, the conditions mentioned in IAS 29 for the inflation adjustment of the financial statements into measuring unit current are met, BCRA Communiqué "A" 6651 does not allow such inflation adjustment temporarily; (b) describes the main impacts that would be derived from applying IAS 29, together with a quantification of certain global effects on the attached financial statements, and (c) warns that the nonrecognition of changes occurred in the general purchasing power may distort the accounting information and should be taken into account in the interpretation of the information included by the Bank in the accompanying financial statements over financial position, results of operations and cash flows. This issue does not modify the conclusion mentioned in paragraph 4., but we expressly state that although the financial statements mentioned in paragraph 1. were prepared pursuant to the accounting information framework established by the BCRA, the practices within this information framework concerning the measuring unit do not allow to make a presentation according to professional accounting standards.

3

6.	As further explained in Note 39. to the consolidated financial statements mentioned in paragraph 1., certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the accounting framework established by the BCRA but may not conform with the accounting principles generally accepted in other countries.

Other matters

7.	We also issued a separate report on the condensed separate interim financial statements of BANCO MACRO S.A. as of the same date and for the same period indicated in paragraph 1.

II.	Report on other legal and regulatory requirements

8.	In compliance with current legal requirements, we further report that:

(a)	The financial statements mentioned in paragraph 1., as mentioned in note 3. thereto, are in process of being transcribed into the Books of Accounts of BANCO MACRO S.A. and, based on our review, we have not become aware of anything that may lead us to believe that these financial statements have not been prepared, in all material respects, in conformity with the applicable Argentine Business Associations Law provisions and Argentine Securities Commission (“CNV”) regulations.

(b)	The condensed separate interim financial statements of BANCO MACRO S.A. as of September 30, 2019, arise from the accounting books kept, in all formal respects, pursuant to current legal requirements.

(c)	As of September 30, 2019, the liabilities accrued from employee and employer contributions to the Integrated Pension Fund System, as recorded in the Bank’s books, amounted to Ps. 160,586,622, none of which was due and payable as of that date.

Buenos Aires City,

November 8, 2019

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – Fo. 13

CARLOS M. SZPUNAR
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 192 – Fo. 110

REVIEW REPORT ON CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

To the Directors of

BANCO MACRO S.A.

CUIT (Argentine tax identification number): 30-50001008-4

Registered office: Avenida Eduardo Madero 1182

Buenos Aires City

III.	Report on the financial statements

Introduction

6.	We have reviewed the accompanying condensed separate interim financial statements of BANCO MACRO S.A. (“the Bank”), which comprise: (a) the separate statement of financial position as of September 30, 2019, (b) the separate statements of income and other comprehensive income for the three and nine-month periods ended at September 30, 2019, and the changes in shareholders’ equity and cash flows for the nine-month period then ended, and (c) explanatory notes and other supplementary information.

Responsibility of the Bank’s Board of Directors and Management in connection with the financial statements

7.	The Bank’s Board of Directors and Management are responsible for the preparation and presentation of the financial statements mentioned in paragraph 1. in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), which, as indicated in note 3. to the financial statements mentioned in paragraph 1., is based on International Financial Reporting Standards (“IFRS”), and in particular for the condensed interim financial statements on the International Accounting Standard (“IAS”) 34 "Interim Financial Reporting", as those standards were issued by the International Accounting Standards Board ("IASB") and adopted by the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE” for its Spanish acronym), only subject to the exceptions stated in (i) point 5.5. "Impairment" of IFRS 9 "Financial instruments", and (ii) International Accounting Standards (“IAS”) 29 “Financial Reporting in Hyperinflationary Economies”, which were temporarily excluded by the BCRA from the accounting framework applicable to financial institutions. The Bank’s Board of Directors and Management are also responsible for the internal control they may deem necessary to allow the interim financial statements to be prepared free of material misstatements, whether due to errors or irregularities.

Auditor’s responsibility

8.	Our responsibility is to express a conclusion on the financial statements mentioned in paragraph 1. based on our review, which was performed in accordance with the standards established by FACPCE Technical Resolution No. 37 and with the “Minimum external auditing standards” issued by the BCRA, applicable to the review of interim financial statements, and in compliance with the ethical requirements relevant to the audit of the Bank’s annual financial statements. A review of interim financial statements consists of making inquiries, mainly to the persons in charge of accounting and financial matters, as well as applying analytical procedures and other review procedures. A review is substantially less in scope than an audit of financial statements; therefore, we cannot obtain reasonable assurance that we will become aware of all the material issues that may arise in an audit. Therefore, we do not express an audit opinion.

2

Conclusion

9.	Based on our review, we have not become aware of anything that may lead us to believe that the financial statements mentioned in paragraph 1. have not been prepared, in all material respects, in accordance with the accounting framework established by the BCRA mentioned in paragraph 2.

Emphasis on certain aspects disclosed in the financial statements and other issues

10.	We would like to draw attention to the information contained in the following notes to the separate financial statements mentioned in paragraph 1.:

(c)    Note 3. “Basis for the preparation of these financial statements and applicable accounting standards”, in which the Bank quantifies the effect that the application of section 5.5 "Impairment” of IFRS 9 "Financial instruments" would have on the financial statements mentioned in paragraph 1., which was temporarily excluded by the BCRA from the accounting framework applicable to financial entities. This issue does not change the conclusion stated in paragraph 4., but it should be taken into account by the users of IFRS for interpreting the financial statements mentioned in paragraph 1.

(d)    Note 3. “Basis for the preparation of these financial statements and applicable accounting standards”, section “Measuring unit”, which (a) explains that although as of September 30, 2019, the conditions mentioned in IAS 29 for the inflation adjustment of the financial statements into measuring unit current are met, BCRA Communiqué "A" 6651 does not allow such inflation adjustment temporarily; (b) describes the main impacts that would be derived from applying IAS 29, together with a quantification of certain global effects on the attached financial statements, and (c) warns that the nonrecognition of changes occurred in the general purchasing power may distort the accounting information and should be taken into account in the interpretation of the information included by the Bank in the accompanying financial statements over financial position, results of operations and cash flows. This issue does not modify the conclusion mentioned in paragraph 4., but we expressly state that although the financial statements mentioned in paragraph 1. were prepared pursuant to the accounting information framework established by the BCRA, the practices within this information framework concerning the measuring unit do not allow to make a presentation according to professional accounting standards.

6.	As further explained in note 37. to the separate financial statements mentioned in paragraph 1., certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the accounting framework established by the BCRA but may not conform with the accounting principles generally accepted in other countries.

Other matters

7.	We also issued a separate report on the condensed consolidated interim financial statements of BANCO MACRO S.A. and its subsidiaries as of the same date and for the same period indicated in paragraph 1.

3

IV.	Report on other legal and regulatory requirements

8.    In compliance with current legal requirements, we further report that:

(a)	Based on our review, we have not become aware of anything that may lead us to believe that the financial statements mentioned in paragraph 1. have not been prepared, in all material respects, in conformity with the applicable Argentine Business Associations Law provisions and Argentine Securities Commission (“CNV”) regulations.

(b)	The financial statements mentioned in paragraph 1. as mentioned in note 3. thereto, are in process of being transcribed into the Books of Accounts of BANCO MACRO S.A. and arise from the accounting books kept, in all formal respects, pursuant to current legal requirements.

(c)	As of September 30, 2019, the liabilities accrued from employee and employer contributions to the Integrated Pension Fund System, as recorded in the Bank’s books, amounted to Ps. 160,586,622, none of which was due and payable as of that date.

(d)	As of September 30, 2019, as stated in note 27. to the financial statements mentioned in paragraph 1., the Bank carries shareholders’ equity and a statutory guarantee account to eligible assets that exceed the minimum amounts required by relevant CNV regulations for these items.

Buenos Aires City,

November 8, 2019

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – Fo. 13

CARLOS M. SZPUNAR
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 192 – Fo. 110

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: January 27, 2020

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name:	Jorge Francisco Scarinci
Title:	Chief Financial Officer